Exhibit 99.1

FCA Bank Group
CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016

FCA Bank S.p.A.
Registered office: Corso G. Agnelli, 200 - 10135 Turin – www.fcabankgroup.com - Paid-up Share Capital: Euro 700,000,000 - , Turin Companies Register n. 08349560014, - Tax and VAT Code 08349560014 - Entered in the Bank Register n. 5764 - Holding of FCA Bank Banking Group - Entered in the Banking Group Register - Cod. ABI 3445 - Entered in Single Register of Insurance Intermediaries (RUI) no. D00016456.

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statement of Financial Position
Consolidated Income Statement
Consolidated Statement of Comprehensive Income
Consolidated Statement of Changes in Equity
Consolidated Statement of Cash Flows

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS			(€ thousand)

BALANCE SHEET - ASSETS		31/12/2016	31/12/2015

10.	Cash and cash balances	176	21
20.	Financial assets held for trading	2,339	2,993
40.	Available-for-sale financial assets	12	-
50.	Held-to-maturity investments	9,563	9,682
60.	Loans and receivables with banks	1,497,903	1,333,338
70.	Loans and receivables with customers	18,555,896	15,453,854
80.	Hedging derivatives	95,131	95,842
90.	Changes in fair value of portfolio hedged items (+/-)	39,742	48,125
100.	Investments in associates and joint ventures	47	79
110.	Insurance reserves attributable to reinsures	15,504	22,385
120.	Property, plant and equipment	1,490,894	1,168,341
130.	Intangible assets	226,021	217,917
	- goodwill	181,824	180,338
140.	Tax assets	320,380	280,612
	a) current tax assets	158,550	113,349
	b) deferred tax assets	161,830	167,263
160.	Other assets	1,030,027	875,962
TOTAL ASSETS		23,283,635	19,509,151

LIABILITIES and NET EQUITY			(€ thousand)

LIABILITIES AND SHAREHOLDERS' EQUITY		31/12/2016	31/12/2015

10.	Deposits from banks	8,021,610	7,650,594
20.	Deposits from customers	701,695	453,801
30.	Debt securities in issue	11,087,597	8,244,250
40.	Financial liabilities held for trading	6,996	8,004
60.	Hedging derivatives	68,936	61,403
80.	Tax liabilities	136,019	108,850
	a) current tax liabilities	43,565	45,695
	b) deferred tax liabilities	92,454	63,155
100.	Other liabilities	777,205	627,038
110.	Provision for employee severance pay	12,273	12,350
120.	Provisions for risks and charges	213,943	217,245
	a) postretirement benefit obligations	46,188	39,261
	b) Other reserves	167,755	177,984
130.	Insurance reserves	19,526	27,953
140.	Revaluation reserves	(18,127)	45,580
170.	Reserves	1,015,718	894,840
180.	Share premium	192,746	192,746
190.	Issued capital	700,000	700,000
210.	Non-controlling interests (+/-)	38,521	16,889
220.	Net Profit (Loss) for the year (+/-)	308,977	247,608
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		23,283,635	19,509,151

CONSOLIDATED INCOME STATEMENT

€/thousand		2016	2015
10.	INTEREST INCOME AND SIMILAR REVENUES	764,377	729,002
20.	INTEREST EXPENSES AND SIMILAR CHARGES	(262,984)	(285,031)
30.	NET INTEREST MARGIN	501,393	443,971
40.	FEE AND COMMISSION INCOME	122,567	120,332
50.	FEE AND COMMISSION EXPENSES	(42,605)	(40,219)
60.	NET FEE AND COMMISSION	79,962	80,113
80.	NET INCOME FINANCIAL ASSETS AND LIABILTIES HELD FOR TRADING	(1,023)	(2,222)
90.	FAIR VALUE ADJUSTMENTS IN HEDGE ACCOUNTING	(3,203)	(1,081)
120.	OPERATING INCOME	577,129	520,781
130.	IMPAIRMENT LOSSES ON:	(47,337)	(76,933)
	a) loans	(47,337)	(76,933)
140.	NET PROFIT FROM FINANCIAL ACTIVITIES	529,792	443,848
150.	NET PREMIUM EARNED	1,038	1,537
160.	NET OTHER OPERATING INCOME/ CHARGES FROM INSURANCE ACTIVITIES	2,937	2,889
170.	NET PROFIT FROM FINANCIAL AND INSURANCE ACTIVITIES	533,767	448,274
180.	ADMINISTRATIVE COSTS:	(244,908)	(227,255)
	a) payroll costs	(149,106)	(145,484)
	b) other administrative costs	(95,802)	(81,771)
190.	NET PROVISIONS FOR RISKS AND CHARGES	(10,697)	(6,379)
200.	IMPAIRMENT ON TANGIBLE ASSETS	(280,443)	(259,052)
210.	IMPAIRMENT ON INTANGIBLE ASSETS	(6,946)	(6,092)
220.	OTHER OPERATING INCOME / CHARGES	425,767	409,922
230.	OPERATING COSTS	(117,227)	(88,856)
240.	PROFIT/(LOSS) ON EQUITY INVESTMENTS	(32)	-
280.	PROFIT/(LOSS) BEFORE TAX FROM CONTINUING OPERATIONS	416,508	359,418
290.	TAX EXPENSE RELATED TO PROFIT/(LOSS) FROM CONTINUING OPERATIONS	(104,948)	(110,330)
300.	PROFIT/(LOSS) AFTER TAX FROM CONTINUING OPERATIONS	311,560	249,088
320.	NET PROFIT/(LOSS)	311,560	249,088
330.	NET PROFT/(LOSS) ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	(2,583)	(1,480)
340.	NET PROFIT/(LOSS) ATTRIBUTABLE TO OWNERS OF THE PARENT	308,977	247,608

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(€/thousands)

	DESCRIPTION	2016	2015
10.	Profit (loss) for the year	311,560	249,088
	Items of comprehensive income after taxes that will not be reclassified to profit or loss in subsequent periods:
40.	Gains/(Losses) on re-measuement of defined-benefit plans	(8,107)	(593)
	Items of comprehensive income after taxes that may be reclassified to profit or loss in subsequent periods:
80.	Exchange rate differences	(55,979)	27,561
90.	Cash flow hedge	379	1,732
130.	Total other Comprehensive income after taxes	(63,707)	28,700
140.	Total Comprehensive income (loss) (item 10+130)	247,853	277,788
150.	Total comprehensive income (loss) attributable to non - controlling interests	2,583	1,480
160.	Total comprehensive income (loss) attributable to owners of the parents	245,270	276,308

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE YEARS ENDED 31/12/2016 AND 31/12/2015

(€/thousands)

	Closing balance at 31/12/2015	Balance at 01/01/2016	Allocation on profit from previous year		Changes during the year							Equity at 31/12/ 2016	Equity attributab.to Parent Company' sharehold.at 31/12/ 2016	Non-controll. interests at 31/12/ 2016
					Changes in reserves	Equity transactions					Consolid. comprehens. income for 2016
			Reserves	Dividends and other allocations		New share issues	Share buyback	Special dividends paid	Changes in equity instruments	Other changes
Share capital:
a) common stocks	700,000	700,000											700,000
b) other stocks
Share premium reserve	192,746	192,746											192,746
Reserves:
a) retained earnings	894,840	894,840	122,608		(1,730)								1,015,718
b) other
Valuation reserve	45,580	45,580									(63,707)		(18,127)
Equity instruments
Interim dividends
Treasury shares
Profit (loss) for the year	247,608	247,608	(122,608)	(125,000)							308,977		308,977
Equity	2,097,663	2,097,663		(125,000)	(17,319)						247,853	2,237,835
Equity attributable to parent Company's shareholders	2,080,774	2,080,774		(125,000)	(1,730)						245,270		2,199,314
Non- controlling interests	16,889	16,889			19,049						2,583			38,521

(€/thousands)

	Closing balance at 31/12/2014	Balance at 01/01/2015	Allocation on profit from previous year		Changes during the year							Equity at 31/12/2015	Equity attributable to Parent Company's sharehold. at 31/12/2015	Non-controlling interests at 31/12/2015
					Changes in reserves	Equity transactions					Consolid. comprehensive income for 2015
			Reserves	Dividends and other allocations		New share issues	Share buy back	Special dividends paid	Changes in equity instruments	Other changes
Share capital:
a) common stocks	700,000	700,000											700,000
b) other stocks
Share premium reserve	192,746	192,746											192,746
Reserves:
a) retained earnings	807,789	807,789	89,573		(2,522)								894,840
b) other
Valuation reserve	16,880	16,880									28,700		45,580
Equity instruments
Interim dividends
Treasury shares
Profit (loss) for the year	181,149	181,149	(89,573)	(91,576)							247,608		247,608
Equity	1,913,977	1,913,977		(91,576)	(2,526)						277,788	2,097,663
Equity attributable to parent Company's shareholders	1,898,564	1,898,564		(91,576)	(2,522)						276,308		2,080,774
Non- controlling interests	15,413	15,413			(4)						1,480			16,889

CONSOLIDATED STATEMENT OF CASH FLOWS (DIRECT METHOD)

(€/thousands)

	2016	2015
A. OPERATING ACTIVITIES
1. Business operations	786,408	645,901
- interest income (+)	855,948	781,844
- interest expense (-)	(261,699)	(299,631)
- fee and commission income (expense) (+/-)	79,955	80,114
- personnel expenses (-)	(134,895)	(131,429)
- Net earned premiums (+)	1,038	1,280
- Other insurance income/expenses (+/-)	2,937	3,747
- other expenses (-)	(413,180)	(370,591)
- other revenue (+)	731,014	672,003
- taxes and levies (-)	(74,710)	(91,436)
2. Cash flows from increase/decrease of financial assets	(3,537,202)	(2,529,501)
- financial assets held for trading	653	10,163
- available-for-sale financial assets	(12)	-
- receivables - due from customers	(3,240,924)	(1,906,386)
- receivables - due from banks: other credits	(189,254)	(571,676)
- other assets	(107,665)	(61,602)
3. Cash flows from increase/decrease of financial liabilities	3,502,002	2,367,471
- payables - due to banks: demand	(2,959,149)
- payables - due to banks: other payables	3,320,056	872,453
- payables - due to customers	267,102	295,293
- notes issued	2,832,964	1,168,265
- financial liabilities held for trading	(1,008)	(8,134)
- other liabilities	42,037	39,594
Cash flows generated by/(used for) operating activities	751,208	483,871
B. Investing activities
1. Cash flows generated by	88,462	34
- disposals/repayments of financial assets held to maturity	-	34
- disposal of property, plant and equipment	88,462
2. Cash flows used for	(714,516)	(392,323)
- purchases of financial assets held to maturity	-	-
- purchases of property, plant and equipment	(706,183)	(385,819)
- purchases of intangible assets	(12,494)	(6,504)
- purchases of subsidiaries and divisions	4,161
Cash generated by / (used for) investing activities	(626,054)	(392,289)
C. FINANCING ACTIVITIES
- dividend and other distributions	(125,000)	(91,583)
Cash generated by / (used for) financing activities	(125,000)	(91,583)
CASH GENERATED /(USED) DURING THE YEAR	154	(1)

RECONCILIATION

	2016	2015
Cash and cash equivalents - opening balance	22	22
Cash generated (used) during the year	154	(1)
Cash and cash equivalents - closing balance	176	21

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
PART A - ACCOUNTING POLICIES
A1 – GENERAL INFORMATION
Section 1 - Statement of compliance with International Financial Reporting Standards
The accompanying consolidated financial statements of FCA Bank S.p.A. for the years ended December 31, 2016 and 2015 are being provided pursuant to Rule 3-09 of the United States Securities and Exchange Commission Regulation S-X. These consolidated financial statements are prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The designation IFRS also includes International Accounting Standards (“IAS”) as well as all the interpretations of the International Financial Reporting Interpretations Committee (“IFRIC” and “SIC”).

In accordance with Rule 3-09 of Regulation S-X, only the 2015 consolidated financial statements are required to be audited under U.S. Generally Accepted Auditing Standards as 2015 was the only year in which FCA Bank S.p.A. met the conditions of a significant subsidiary under Rule 1-02(w) of Regulation S-X. The consolidated financial statements as of and for the year ended December 31, 2016 are unaudited.

Banca d’Italia, whose powers in relation to the accounts of banks and financial companies subject to its supervision were laid down by Legislative Decree no. 87/92 and confirmed by the above-mentioned Legislative Decree, established the formats of the accounts and the notes used to prepare these financial statements through circular no. 262 of 22 December 2005, as amended.
Section 2 – Basis of preparation
The consolidated financial statements consist of the Statement of financial position, the Income statement, the Statement of comprehensive income, the Statement of changes in equity, the Statement of cash flows and the Notes as well as a board of directors’ report on Group operations.
The financial statements and the notes show the amounts for the year just ended at 31 December 2016 as well as the comparative figures at 31 December 2015.
The FCA Bank Group’s consolidated financial statements were prepared in accordance with IAS 1 and the guidelines of Banca d’Italia’s circular no. 262 of 22 December 2005, 4th update of 15 December 2015. In particular:

•	Formats of the consolidated Statement of financial position, Income statement and notes.
The statement of financial position and the income statement do not contain items with zero balances in the year just ended and in the previous one.

•	Statement of comprehensive income.

The statement of comprehensive income reflects, in addition to net profit for the year, other items of income and expenses divided between those that can be reversed and those that cannot be reversed to income statement.

•	Statement of changes in consolidated equity.
The statement of changes in equity shows the composition and changes in equity for the year under review and the comparable period. The items are allocated between the amounts attributable to the Parent Company’s shareholders and non-controlling interests.

•	Consolidated statement of cash flows.
The Statement of cash flows was prepared under the direct method.

•	Unit of account.
Amounts in the financial statements and the notes are in thousands of euros.

•	Going concern, accrual basis of accounting and consistency of presentation of financial statements.
The Group is expected to remain viable in the foreseeable future. Accordingly, the financial statements for the year ended 31 December 2016 were prepared on the assumption that the Company is a going concern, in accordance with the accrual basis of accounting and consistent with the financial statements for the previous year.
There were no departures from the application of IAS/IFRSs.

Risks and uncertainties related to the use of estimates
In accordance with IFRSs, management is required to make assessments, estimates and assumptions which affect the application of IFRSs and the amounts of reported assets, liabilities, costs and revenues and the disclosure of contingent assets and liabilities. The estimates and the relevant assumptions are based on past experience and other factors considered reasonable under the circumstances and are adopted to determine the carrying amount of assets and liabilities.

In particular, estimates were made to support the carrying amounts of certain significant items of the consolidated financial statements as of 31 December 2016, in accordance with IAS/IFRSs and the above-mentioned guidelines. Such estimates concerned largely the future recoverability of the reported carrying amounts in accordance with the applicable rules and based on a going concern assumption.

Estimates and assumptions are revised regularly and updated from time to time. In case performance fails to meet expectations, carrying amounts might differ from original estimates and should, accordingly, be changed. In these cases, changes are recognized through profit or loss in the period in which they occur or in subsequent years.
The main areas where management is required to make subjective assessments include:

•	recoverability of receivables and, in general, financial assets and the determination of any impairment;

•
determination of the fair value of financial instruments to be used for financial reporting purposes; in particular, the use of valuation models to determine the fair value of financial instruments not traded in active markets;

•	quantification of employee provisions and provisions for risks and charges;

•	recoverability of deferred tax assets and goodwill.
Section 3 - Scope and methods of consolidation
The consolidated financial statements as of 31 December 2016 include the accounts of the Parent Company, FCA Bank S.p.A., and its direct and indirect Italian and foreign subsidiaries, as required by IFRS 10.
They reflect also the entities, including structured entities, in relation to which the Parent Company has exposure or rights to variable returns and the ability to affect those returns through power over them.
To determine the existence of control, the Group considers the following factors:

•	the purpose and design of the investee, to identify the entity’s objectives, the activities that give rise to its returns and how such activities are governed;

•
the power over the investee and whether the Group has contractual arrangements, which attribute it the ability to govern the relevant activities; to this end, attention is paid only to substantive rights, which provide practical governance capabilities;

•	the exposure to the investee to determine whether the Group has arrangements with the investee whose returns vary depending on the investee’s performance.
If the relevant activities are governed through voting rights, control may be evidenced by considering potential or actual voting rights, the existence of any arrangements or shareholders’ agreements giving the right to control the majority of the voting rights, to appoint the majority of the members of the board of directors or otherwise the power to govern the financial and operating policies of the entity.
Subsidiaries may include any structured entities, where voting rights are not paramount to determine the existence of control, including special purpose vehicles (SPVs). Structured entities are considered subsidiaries where:

•	the Group has the power, through contractual arrangements, to govern the relevant activities;

•	the Group is exposed to the variable returns deriving from their activities.

The Group does not have any investments in joint ventures.
The table below shows the companies included in the scope of consolidation.

1.	List of subsidiaries

NAME	REGISTERED OFFICE	TOWN OF INCORPORATION (*)	TYPE OF CONTROL (**)	OWNERSHIP %
FCA Bank S.p.A.	Turin - Italy
Leasys S.p.A.	Turin - Italy	Rome - Italy	1	100,00
FCA Capital France SA	Trappes - France		1	100,00
Fal Fleet Services SAS	Trappes - France		1	100,00
FCA Leasing France SNC	Trappes - France		1	99,99
FCA Bank Deutschland GmbH	Heilbronn - Germany		1	100,00
FCA Automotive Services UK Ltd	Slough - UK		1	100,00
FCA Dealer Services UK Ltd	Slough - UK		1	100,00
FCA Fleet Services UK Ltd	Slough - UK		1	100,00
FCA Capital Espaňa EFC SA	Alcala de Henares - Spain		1	100,00
FCA Dealer Services Espaňa SA	Alcala de Henares - Spain		1	100,00
FCA Capital Portugal IFIC SA	Lisbon - Portugal		1	100,00
FCA Dealer Services Portugal SA	Lisbon - Portugal		1	100,00
FCA Capital Suisse SA	Schlieren - Switzerland		1	100,00
FCA Leasing Polska Sp Zoo	Warsaw - Poland		1	100,00
FCA-Group Bank Polska SA	Warsaw - Poland		1	100,00
FCA Capital Nederland B.V.	Lijnden - Netherlands		1	100,00
FCA Capital Danmark A/S	Glostrup - Denmark		1	100,00
FCA Capital Belgium SA	Auderghem - Belgium		1	99,99
FCA Bank GmbH	Vienna - Austria		2	50,00
FCA Leasing GmbH	Vienna - Austria		1	100,00
FCA Capital Hellas SA	Athens - Greece		1	99,99
FCA Insurance Hellas SA	Athens - Greece		1	99,99
FCA Capital Ireland Plc	Dublin - Ireland		1	99,99
FCA Capital Re Limited	Dublin - Ireland		1	100,00
FCA Capital Sverige AB	Sweden		1	100,00
FCA Capital Norge AS	Norway		1	100,00
Ferrari Financial Services GmbH	Pullach / München - Germany		1	50,0001

(*) If different from Registered Office
(**) Type of Control: 1 = majority of voting rights at ordinary meetings 2 = dominant influence at ordinary meeting
On 13 January, 2016, Fal Fleet Services S.A.S. changed its name to FCA Fleet Services France S.A.

The structured entities related to securitization transactions, whose details are provided below, are fully consolidated:

NAME	COUNTRY
A-BEST FOURTEEN S.r.l.	Conegliano (TV) – Italy
A-BEST THIRTEEN FT	Madrid – Spain
A-BEST TWELVE S.r.l.	Conegliano (TV) – Italy
A-BEST ELEVEN UG	Frankfurt am Main - Germany
A-BEST TEN S.r.l.	Conegliano (TV) – Italy
A-BEST NINE S.r.l.	Conegliano (TV) – Italy
A-BEST SEVEN S.r.l.	Milano – Italy
A-BEST FOUR S.r.l.	Conegliano (TV) – Italy
NIXES SIX Plc	London – UK
NIXES FIVE Ltd	Island of Jersey
FAST 3 S.r.l.	Milano – Italy
ERASMUS FINANCE LIMITED	Dublin - Ireland

For the A-Best Four and A-Best Seven securitizations, FCA Bank exercised the clean-up option in November 2016; as such the A-Best Four and A-Best Seven vehicles are no longer operational.

2.	Subsidiaries with significant non-controlling interests
Non-controlling interests, availability of non-controlling interests’ voting rights and dividends paid to non-controlling interests

Name	Non-controlling interests (%)	Availability of non-controlling interests ‘voting tights (%)	Dividends distributed to non-controlling interests
FCA BANK GMBH (Austria)	50%	50%	-
FERRARI FINANCIAL SERVICES GMBH (Germany)	49.99%	49.99%	-

Pursuant to IFRS 10, FCA Bank GmbH (Austria), a 50%-held subsidiary and Ferrari Financial Services GmbH a 50.0001%-held subsidiary are included in the consolidation area.

Subsidiaries with significant non-controlling interests.
The table below provides financial and operating highlights of FCA Bank GmbH and of Ferrari Financial Services GmbH before intercompany eliminations required by IFRS 12:

	(amounts in thousands of euros)

FCA BANK GMBH (AUSTRIA)	31/12/2016	31/12/2015
Total assets	223,386	170,960
Financial assets	222,298	170,079
Financial liabilities	190,002	140,099
Equity	30,748	28,763
Net interest income	4,001	3,462
Net fee and commission income	803	685
Banking income	4,804	4,147
Net result from investment activities	4,504	3,837
Net result from investment and insurance activities	4,504	3,837
Operating costs	(1,695)	(1,319)
Profit (loss) before taxes from continuing operations	2,809	2,518
Net profit (loss) for the period	1,985	1,881

	(amounts in thousands of euros)

FERRARI FINANCIAL SERVICES GMBH (GERMANY)	31/12/2016	31/12/2015
Total assets	500,609	502,337
Financial assets	492,195	471,394
Financial liabilities	447,298	460,816
Equity	39,922	32,694
Net interest income	3,204	19,968
Net fee and commission income	(102)	(36)
Banking income	3,181	19,909
Net result from investment activities	2,820	16,229
Net result from investment and insurance activities	2,820	16,229
Operating costs	(1,486)	(1,761)
Profit (loss) before taxes from continuing operations	1,334	14,514
Net profit (loss) for the period	1,834	13,325

Consolidation methods
In preparing the consolidated financial statements, the financial statements of the parent company and its subsidiaries, prepared according to IAS/IFRSs, are consolidated on a line-by-line basis by aggregating together like items of assets, liabilities, equity, income and expenses.
The carrying amount of the parent’s investment in each subsidiary and the corresponding portions of the equity of each such subsidiary are eliminated.
Any difference arising during this process – after the allocation to the assets and liabilities of the subsidiary – is recognized as goodwill on first time consolidation and, subsequently, among other reserves.
The share of net profit pertaining to non-controlling interests is indicated separately, so at to determine the amount of net profit attributable to the parent company’s shareholders.
Assets, liabilities, costs and revenues arising from intercompany transactions are eliminated.
The financial statements of the Parent Company and those of the subsidiaries used for the consolidated financial statements are all as of the same date.
For foreign subsidiaries, which prepare their accounts in currencies other than the euro, assets and liabilities are translated at the exchange rate prevailing on the balance sheet date while revenues and costs are translated at the average exchange rate for the period.
Exchange differences arising from the conversion of costs and revenues at the average exchange rate and the conversion of assets and liabilities at the reporting date are reported in profit or loss in the period.
Exchange differences arising from the equity of consolidated subsidiaries are recognized in other comprehensive income and reversed to profit and loss when loss of control over the subsidiaries’ occurs.
The exchange rates used to translate the financial statements at 31 December 2016 are as follows:

	31/12/2016	Average 2016	31/12/2015	Average 2015
Polish Zloty (PLN)	4.410	4.363	4.264	4.184
Danish Crown(DKK)	7.434	7.445	7.463	7.459
Swiss Franc (CHF)	1.074	1.090	1.084	1.068
GB Pound (GBP)	0.856	0.819	0.734	0.726
Norwegian Krone (NOK)	9.086	9.291	9.603	8.948
Swedish Krona (SEK)	9.553	9.468	9.190	9.353

Other information
To prepare the consolidated financial statements use was made of the following:

•	financial statements at 31 December 2016 of the Parent Company FCA Bank S.p.A.;

•
accounts as of 31 December 2016, approved by the competent bodies and functions, of the other fully consolidated companies, as adjusted to take into account the consolidation process and, where necessary, to comply with the Group’s accounting policies.

Section 4 - Subsequent events

No events occurred after the balance sheet date which should result in adjustments of the consolidated financial statements as of 31 December 2016. A description of the most significant events occurring after the balance sheet date is provided in the specific section in the Report on operations.

ACCOUNTING STANDARDS, AMENDMENTS, IFRS AND IFRIC INTERPRETATIONS, NOT YET MANDATORILY APPLICABLE AND NOT EARLY ADOPTED BY THE GROUP AT 31 DECEMBER 2016
Standard/amendment	Issuance (IASB)	Effective from	Description of standard/amendment
IFRS 9 - Financial instruments	July 2014	1 January 2018
The document reflects the results of the phases related to classification and measurement, impairment and hedge accounting of IASB's plan to replace IAS 39. The standard introduces new criteria to classify and measure financial assets and liabilities. In particular, for the financial assets the new standard uses a single approach based on the management of financial instruments and the characteristics of the contractual cash flows of the financial assets to determine their measurement method, replacing the different methods provided for by IAS 39.

On the other hand, for financial liabilities the main change concerns the accounting treatment of changes in the fair value of a financial liability designated as a financial liability recognized at fair value through profit or loss, in case these changes are due to changes in the issuer's credit rating at fair value. Under the new standard, these changes must be recognized through other comprehensive income and no longer through profit or loss.

With reference to the impairment model, the new standard requires loan loss estimates be made on the basis of the expected loss model (not on the incurred loss model) using supportable information, available without unreasonable costs or efforts that would include historical, current and prospective data. The standard requires that this model be applied to all financial instruments, that is to all financial assets measured at amortized cost, to those recognized at fair value through other comprehensive income, to receivables arising from rental contracts and to trade receivables.

Lastly, the standard introduces a new model of hedge accounting to modify the requirements of the current IAS 39, which sometimes are considered too strict and unsuited to reflect entities' risk management policies. The main developments of the document concern:
- increase in the number of transactions eligible for hedge accounting, including also the risks of non-financial assets/liabilities eligible for hedge accounting treatment;
- change of accounting treatment of forward contracts and options when they are embedded in a hedge accounting relationship, to reduce the volatility of the income statement;
- amendments to the effectiveness test by replacing the current procedure based on the 80%-125% range with the concept of "economic relationship" between hedged item and hedging instrument. A retrospective assessment of effectiveness of the hedging relationship will no longer be required.

Standard/amendment	Issuance (IASB)	Effective from	Description of standard/amendment
IFRS 15 – Revenue from Contracts with Customers	May 2014	1 January 2018
The objective of IFRS 15 is to establish a new revenue recognition model which will apply to all contracts entered into with customers except those that fall within the scope of other IFRSs/IAS, such as leases, insurance contracts and financial instruments. The key steps to account for revenue according to the new model include:
- identify the contract(s) with the customer;
- identify the performance obligations of the contract;
- determine the transaction price;
- allocate the transaction price to the performance obligations in the contract;
- recognize revenue when (or as) the entity satisfies a performance obligation.
On the 12th April 2016 the Board has issued amendments to the Revenue Standard, clarifying some requirements and providing additional transitional relief for companies that are implementing the new Standard. The amendments clarify how to:
- identify a performance obligation (the promise to transfer a good or a service to a customer) in a contract;
- determine whether a company is a principal (the provider of a good or service) or an agent (responsible for arranging for the good or service to be provided); and
- determine whether the revenue from granting a license should be recognized at a point in time or over time.
In addition to the clarifications, the amendments include two additional reliefs to reduce cost and complexity for a company when it first applies the new Standard.

Standard/amendment	Issuance (IASB)	Effective from	Description of standard/amendment
Amendments to IAS 7 - Statement of Cash Flow	January 2016	1 January 2017
The Amendments to IAS 7 Statement of Cash Flows are part of the Initiative Disclosure of the IASB and the objective is to improve information provided to users of financial statements about an entity's financial statements to evaluate changes in liabilities related to financing activities, including both changes related to cash flow and non-monetary changes. At the starting time of this change, the entity shall not present comparative information relative to the previous periods. These amendments are effective from 1 January 2017. Early application is permitted.

Recognition of Deferred Tax Assets for Unrealized Losses (amendment to IAS 12)	January 2016	1 January 2017	IASB clarifies the accounting treatment of deferred tax assets related to debt instruments measured at fair value.
IFRS 16 - Leases	January 2016	1 January 2019
The new standard constitutes an innovation in that it established that leases be reported in entities' balance sheets, thus enhancing the visibility of their assets and liabilities.
IFRS 16 repeals the distinction between operating leases and finance leases (for the lessee), requiring that all lease contracts be treated as finance leases.
Short-term contracts (12 months) and those involving low value items (e.g. personal computers) are exempted from this treatment.
The new standard will take effect on 1 January 2019, Early adoption is permitted provided that also IFRS 15, Revenue from Contracts with Customers, is applied.

Classification and Measurement of Share-based Payment Transactions (Proposed amendments to IFRS 2)	June 2016	1 January 2018
The Board issued amendments to IFRS 2, clarifying how to account for certain types of share-based payment transactions. The amendments provide requirements on the accounting for:
- the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments;
- share-based payment transactions with a net settlement feature for withholding tax obligations; and
- a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled.

Standard/amendment	Issuance (IASB)	Effective from	Description of standard/amendment
Annual Improvements to IFRS Standards 2014-2016 Cycle	December 2016	1 January 2017 1 January 2018
The improvements concern:

- l'IFRS 12 - Disclosure of Interests in Other Entities; the issue is related to clarify the scope of the disclosure requirements by specifying that the disclosure requirements in IFRS 12, other than those in paragraphs B10–B16, apply to interests that are classified as held for sale or discontinued operations. The date of application is 1 January 2017.
- L'IFRS 1 - First-time Adoption of International Financial Reporting Standards; the objective of this project is to delate some of the short-term exemptions from IFRSs in Appendix E of IFRS 1, after those short-term exemptions have served their intended purpose. The date of application is 1 January 2018.
- IAS 28 - Investments in Associates and Joint Ventures; the issue is to clarify whether an entity has an investment-by- investment choice for measuring investees at fair value in accordance with IAS 28 by a venture capital organization, or a mutual fund, unit trust or similar entities including investment linked insurance funds. Additionally, an entity that is not an investment entity may have an associate or joint venture that is an investment entity. The Board noted that paragraph 36A of IAS 28 permits such an entity the choice to retain the fair value measurements used by that investment entity associate or joint venture when applying the equity method. The date of application is 1 January 2018.

IFRIC 22 - Foreign Currency Transactions and Advance Consideration	December 2016	1 January 2018	IFRIC 22 provides requirements about which exchange rate to use in reporting foreign currency transactions when payment is made or received in advance.
Amendments to IAS 40 - Investment Property	December 2016	1 January 2018	The amendments concern the application of paragraph 57 of IAS 40 Investment Property, which provides guidance on transfers to, or from, investment properties.

IFRS 9 PROJECT
In 2016, a project was started to implement IFRS 9 which, as of 1 January 2018, will replace IAS 39, the standard currently in force.
IFRS 9 will introduce a new method to classify and measure financial instruments as well as a new impairment loss model.
The project is organized around the three areas on which the standard is focused:

•	Classification and Measurement (C&M);

•	Impairment;

•	Hedge Accounting.

For each area, use is made of the same approach followed in the following macro-activities:

•	Analysis and preliminary choices (mainly related to the accounting method and model);

•	Design of the target operational model and identification of the relevant IT impacts;

•	Application and organizational development and impact analysis.
Based on the plan prepared, the activities under way concern the identification and analysis of the product portfolio, the definition and simulation related to the new classification and measurement rules (business model definition and SPPI (“solely payment of principal and interest”) Test) as well as the setting of the parameters to define “significant impairment” and those for the staging of credit exposures and the calculation of “expected loss”.
Regarding classification and measurement, analyses were performed of the cash flows generated by the instruments (SPPI test) held in the Group’s L&R portfolios at 31 December 2015. To this end, use was made of specific support tools with an increasing degree of detail. The analyses were conducted at different levels, taking into account the significance of the portfolios as well as their homogeneity and business distribution.
Concerning impairment, the analyses carried out related to the following main themes:

•
Staging, or the factors that drive, within the credit portfolio, the transition from stage 1 (with impairment provision equal to the 12-month expected loss) to stage 2 (with impairment provision equal to lifetime expected credit losses) and vice versa;

•	Cash flows, to calculate expected credit losses, especially lifetime credit losses;

•	Preparation of a forward-looking model.

Project activities are under way and, upon their completion, which is expected by the first half of 2017, more quantitative information will be available on the application of IFRS 9.

A.2 - MAIN ITEMS IN THE FINANCIAL STATEMENTS
This section shows the accounting policies adopted to prepare the consolidated financial statements as of 31 December 2016. Such description is provided with reference to the recognition, classification, measurement and derecognition of the different assets and liabilities.

1.	Held-for-trading financial assets
This item includes financial assets held in the trading portfolio, reflecting essentially the positive value of derivative contracts not designated as hedging instruments.
Derivatives are recognized as assets if their fair value is positive and as liabilities if their fair value is negative. Assets and liabilities arising from transactions with the same counterparty can be offset only if there is the legally enforceable right to offset the amounts recognized and the parties intend to settle on a net basis (see IAS 32).
No reclassifications to other financial asset categories are permitted, save for the existence of unusual events that can hardly take place again in the short term. In these cases, debt and equity instruments that are no longer held for trading can be reclassified only for in particular situations, under IAS 39 (Financial assets held to maturity, Available for sale financial assets, Receivables). These assets are transferred at their fair value at the time of reclassification.
Initial recognition takes place on the date of settlement for debt and equity instruments and on the execution date for derivative contracts. Held-for-trading assets are initially recognized at their fair value, which is normally the price paid, without considering transaction costs and income attributable to the instrument.
After initial recognition, held-for-trading financial assets and liabilities are measured at their fair value. Any changes in fair value are recognized through profit or loss under item 80. “Net result of trading activities”.
The fair value of derivative contracts quoted in an active market is determined on the basis of the market value of such contracts at the end of the period. In the absence of an active market, use is made of estimation methods and valuation models that take into account the risk factors associated to the instruments and based on market data, such as interest rates. Equity instruments, units of UCITS and derivatives with equity instruments as underlying not quoted in an active market, for which the fair value cannot be determined reliably according to the above guidelines, are reported at cost.
Held-for-trading financial assets and liabilities are derecognized when the contractual rights to the cash flows deriving therefrom expire or when the financial asset or liability is sold, substantially transferring all related risks and rewards.

2.	Available-for-sale financial assets
These are financial assets other than derivatives which are not classified as receivables, financial assets held to maturity or assets recognized at their fair value. These assets are held for an indefinite period of time and can be sold to generate liquidity or to meet changes in interest rates, exchange rates and prices.
Available-for-sale financial assets include money market, debt and equity instruments; they include non-controlling equity interests that do not qualify as investments in subsidiaries, joint ventures or associated companies.
Debt and equity instruments are recognized as financial assets on the settlement date while receivables are recognized on the disbursement date.
Financial assets are initially recognized at their fair value, including transaction costs and income attributable directly to the instrument. Financial assets reclassified from Financial assets held to maturity are initially recognized at their fair value at the time of transfer.
Subsequently, Available-for-sale financial assets are measured at their fair value. Interest, calculated with the amortized cost method is recognized in the income statement while changes in fair value are recognized through equity, in item 140 “Valuation reserve”. Changes in fair value are reported also in the Statement of comprehensive income.

Fair value is determined on the basis of the criteria already illustrated for held-for-trading financial assets.
Equity instruments not quoted in an active market and whose fair value cannot be determined due to lack of reliable information are recognized at cost, which reflects the latest reliably measured fair value.

Tests to determine the existence of objective evidence of impairment are conducted at year-end or interim reporting dates.
When there is evidence of impairment, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognized in the statement of profit or loss – is removed from OCI and recognized in the statement of profit or loss.
Impairment losses are reported in item 130.b) “Impairment/reinstatement of value of available-for-sale financial assets”.
If the reasons for the impairment no longer apply, following the occurrence of an event after the recognition of the relevant loss, the impairment loss previously recognized is reversed through profit or loss, in the case of debt instruments, and through OCI, in the case of equity instruments. The amount of the reinstatement cannot, under any circumstance, exceed the amortized cost that the instruments would have had in the absence of previous impairments.
In case of disposal of the financial asset, cumulative gains and losses are released to the income statement to item 100.b) “Gains (losses) on disposal or buyback of available-for-sale financial assets”.

3.	Financial assets held to maturity
Held-to-maturity investments are non-derivative financial assets that have either fixed or determinable payments and a fixed maturity – other than those that can be classified as loans to banks or loans to customer - and for which there is the ability and the intention to hold to maturity.
If during the year a significant amount of such investments is sold or reclassified, before their maturity, the remaining financial assets held to maturity would be reclassified as available-for-sale financial assets and use of this category would be precluded for the following two years, unless the sales or reclassifications:

•	are so close to the maturity date or the date of the option for the repayment of the financial asset that interest rate fluctuations would not have a significant effect on the fair value of the asset;

•	take place after the collection of substantially all the original capital of the financial asset through planned or advance repayments;

•	are attributable to an isolated, uncontrollable event that is not recurring and could not be reasonably predicted.
Initial recognition of these financial instruments takes place at the settlement date. Financial assets held to maturity are initially recognized at their fair value, including any income and transaction costs that are directly attributable. Subsequently, they are measured at amortized cost by using the effective interest rate method.
Gains or losses related to financial assets held to maturity are recognized through profit or loss when such assets are derecognized or impaired or through the amortization of the difference between the initial carrying amount and the amount repayable at maturity.
Tests to determine the existence of objective evidence of impairment are conducted at year-end or interim reporting dates. In the presence of such objective evidence, the amount of the loss is measured as the difference between the carrying amount of the asset and the present value of the estimated future cash flows, as discounted at the original effective interest rate. Impairment losses are reported in item 130.c) “Impairment/reinstatement of value of financial assets held to maturity”.
If the reasons for the impairment no longer apply, following the occurrence of an event after the recognition of the relevant loss, the impairment loss previously recognized is reversed through profit or loss. The amount of the reinstatement cannot, under any circumstance, exceed the amortized cost that the instruments would have had in the absence of previous impairments.
Financial assets held to maturity are derecognized when the contractual rights to the cash flows deriving therefrom expire or when the financial asset is sold, substantially transferring all related risks and rewards. In case of disposal/derecognition of the financial asset, cumulative gains and losses are released to the income statement to item 100.c) “Gains (losses) on disposal or buyback”.

4.	Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, and are not recognized as “Assets held for trading” or designated as “Available-for-sale assets” or “Assets held to maturity”.
“Loans to customers” include receivables originated from instalment loans, finance leases and loans disbursed, in connection with the factoring business, on a recourse basis. Regarding receivables sold on a non-recourse basis, these are reported in the presence of contractual clauses that do not transfer substantially the relevant risks and rewards.
Lease agreements are classified as finance leases whenever the relevant terms and conditions are such as to transfer substantially all the risks and benefits of ownership from the lessor to the lessee. All the other leases are operating leases. The amounts due from lessees under finance leases are recognized as receivables for the amount of the Group’s investment in the leased assets.
Loans and receivables are recognized initially upon disbursement.
Upon initial recognition, loans and receivables are recorded at fair value, which is typically the amount of the sum disbursed, including income and transaction costs that are directly attributable to the single loan or receivable and determinable since inception of the transaction, even though the relevant monetary amount is collected or paid subsequently.
Subsequently, loans and receivables are measured at amortized cost, or the difference between their carrying amount on initial recognition – as increased or decreased for any principal repayment, impairments or reinstatements – and the amortization, calculated with the effective interest rate, of the difference between the amount disbursed and that due at maturity, taking into account costs or income directly attributable to the individual loan or receivable. The effective interest rate is equal to the discount rate that sets the present value of the future cash flows of the loan or receivable, in terms of principal and interest, equal to the amount disbursed less any cost/income attributable to the loan or receivable. This accounting treatment, based on a cash flow rationale, makes it possible to distribute the effects of costs/income throughout the terms to maturity of the loan or receivable. Short-term loans or receivables, which are not impacted by the time value of money, are reported at their initial carrying amount.
Gains and (losses) on loans are recognized through profit or loss:

•	when the financial asset in question is derecognized, in item 100.a) “Gains (losses) on loan or receivable disposals”; or:

•	when the financial asset is impaired (or when the original value is reinstated), in item 130.a) “Impairment/reinstatement of value due to impairment of loans or receivables”.
Interest earned on loans or receivables are recognized in item 10. “Interest and similar income” and is recognized in accordance with the effective interest rate method as apportioned throughout the remaining term of the loan.
The carrying amount of loans and receivables is tested from time to time for recoverability through an analysis designed to identify those that, following the occurrence of events after their disbursement, show objective evidence of possible impairment. These include loans or receivables classified as non-performing, non-accruing, restructured or past due, in accordance with the rules enacted by Banca d’Italia in force at 31 December 2016, consistent with IAS/IFRSs.
These deteriorated loans and receivables are evaluated individually and the amount of the adjustment for each is equal to the difference between its carrying amount upon initial recognition (amortized cost) and the present value of future cash flows, as discounted at the original effective interest rate.
Loans and receivables for which no objective evidence of impairment has been gathered individually are tested for any collective impairment. The evaluation is carried out by grouping these loans and receivables by consistent credit risk categories and the loss percentages are estimated taking into account the time series of the losses associated with each category.
The losses are recognized through profit or loss. If an impaired loan or receivable is recovered, the amount is recognized as a debit to “Impairment losses due to credit deterioration”.
The full or partial write-off of an uncollected loan or receivable takes place when such loan or receivable is considered as definitely irrecoverable. The loss is recognized in the income statement less any previous impairment losses taken.
Deteriorated loans are derecognized only if the sale entailed the substantial transfer of all related risks and rewards. By contrast, when the risks and rewards of the loans or receivables sold have not been transferred, these continue to be reported on the balance sheet, even though ownership of the loan or the receivable has been transferred. In the event that the substantial transfer of risks and rewards cannot be ascertained, the loans or receivables are derecognized whenever no type of control has been maintained over them. By converse, keeping control, in whole or in part, involves the on-balance-sheet recognition on the balance sheet of the loans or receivables for the balance outstanding, as measured by the exposure to changes in value of the loans or receivables sold and the changes in the relevant cash flows. Lastly, loans or receivables sold are derecognized whenever the contractual rights to receive the related cash flows are maintained whenever the entity is required to pay such cash flows to a third party.
Deteriorated loans or receivables
Deteriorated exposures – i.e. those with the features outlined in paragraphs 58-61 of IAS 39 – are classified in the categories listed below, in accordance with Banca d’Italia’s guidance contained in Circular no. 272 of 30 July 2008 as amended:

•
non-performing: the total amount of cash and off-balance-sheet exposure toward an entity in a state of insolvency (including in the absence of a court ruling) or in substantially similar situations, regardless of any loss forecasts by the bank. This category does not include any deterioration determined by country risk. The assessment is generally made on an individual basis.

•
probable defaults (“unlikely to pay”): the total amount of cash and off-balance-sheet exposure which does not qualify as non-performing but which are considered as unlikely to be repaid (in terms of principal or interest), absent any action such as calling on guarantees, by the borrower. This assessment is generally made regardless of any past due amount or instalment. Probable defaults are generally assessed on an individual basis or by applying a pre-set percentage to the various credit risk categories.

•
Past due and/or excess exposures: these are cash exposures other than those classified as non-performing or probable defaults that, at the reporting date, are either past due or exceed approved credit limits. Past due and/or excess exposures can be determined by reference to either the individual borrower or the individual transaction.

Securitized receivables
Certain Group companies participate in receivable securitization programs as sellers and subscribers of bonds issued under these programs.
Securitization transactions involve the sale on a non-recourse basis of a receivable portfolio to a vehicle company, which in turn finances the purchase of these receivables by issuing asset-backed securities, that is bonds whose repayment of principal and interest depend on the cash flow generated by the receivable portfolio.
Asset-backed securities are ranked by seniority and rating, with the senior placed in the market with investors while the junior notes, which are subordinated to senior notes in priority of repayment, are placed with companies of the FCA Group.
According to IFRS 10, vehicles are included in the scope of consolidation, as the placement of junior asset-backed securities and participation of the originator in the set-up of the program, imply control over the SPE.

5.	Hedging transaction
Hedging transactions are intended to offset potential losses/gains on a specific item or group of items, attributable to a specific risk, through the gains/losses generated on another instrument or group of instruments in the event that the specific risk in question materializes. The FCA Bank Group hedges its exposure to the interest rate risk associated with receivables arising from instalment loans and bonds issued at fixed interest rates with derivatives designated as fair value hedges. Derivatives entered into to hedge the variable interest rate risk associated with the debt of the companies engaged in long-term rental are designated as cash flow hedges.
Only derivatives entered into with a counterparty not belonging to the Group may be treated as hedging instruments.
Hedging derivatives are stated at fair value. Specifically:

•
in the case of cash flow hedges, derivatives are recognized a their fair value. Any change in the fair value of the effective part of the hedge is recognized through OCI, in item 140. “Valuation reserve” while any change in the fair value of the ineffective part of the hedge is recognized through profit or loss in item 90. “Net result of hedging activities”;

•
in the case of fair value hedges, any change in the fair value of the hedging instrument is recognized through profit or loss in item 90. “Net result of hedging activity”. Any change in the fair value of the hedged item, attributable to the risk hedged with the derivative instrument, is recognized through profit and loss as an offsetting entry of the change in the carrying amount of the hedged item.

The fair value of derivative instruments is calculated on the basis of interest and exchange rates quoted in the market, taking into account the counterparties’ creditworthiness, and reflects the present value of the future cash flows generated by the individual contracts.
Gains or losses on derivatives hedging interest rate risk are allocated either to “Interest and similar income” or “Interest and similar expenses”, as the case may be.
A derivative contract is designated for hedging activities if there is a formal document of the relationship between the hedged instrument and the hedging instrument and whether the hedge is effective since inception and, prospectively, throughout its life.
A hedge is effective (in a range between 80% and 125%) when the changes in the fair value (or cash flows) of the hedging financial instrument almost entirely offset the changes in hedged item with regard to the risk being hedged.
Effectiveness is assessed at every year-end or interim reporting date by using:

•	prospective tests, to demonstrate an expectation of effectiveness in order to qualify for hedge accounting;

•	retrospective tests, to ensure that the hedging relationship has been highly effective throughout the reporting period, measuring the extent to which the achieved hedge deviates from a perfect hedge.
If the tests fail to demonstrate hedge effectiveness, hedge accounting, as indicated above, is discontinued and the derivative contract is reclassified to held-for-trading financial assets or financial liabilities and is therefore measured in a manner consistent with its classification. In case of macro hedging, IAS 39 permits the establishment of a fair value hedge for the interest rate risk exposure of a designated amount of financial assets or liabilities so that a group of derivative contracts can be used to offset the changes in fair value of the hedged items as interest rates vary.
Macro hedges cannot be applied to a net position being the difference between financial assets and liabilities.
Macro hedging is considered highly effective if, like fair value hedges, at inception and in subsequent periods the changes in fair value of the hedged amount are offset by the changes in fair value of the hedging derivatives in the range of 80% to 125%.

6.	Investments
Investments in joint ventures (IFRS 11) as well as in companies subject to significant influence (IAS 28) are recognized with the equity method.
Under the equity method, the investment in an associate or a joint venture is initially recognized at cost.

If there is any evidence that the value of an investment has been impaired, the recoverable value of the investment is estimated, taking account the present value of the future cash flows that it will generate, including its disposal value.
If the recovery value is lower than book value, the difference is recorded in the income statement.
In subsequent periods, if the reasons for the impairment cease to exist, the original value may be restored through the income statement.

7.	Tangible assets
This item includes furniture, fixtures, technical and other equipment and assets related to the leasing business.
These tangible assets are used to provide goods and services, to be leased to third parties, or for administrative purposes and are expected to be utilized for more than one period.
This item consists of:

•	assets for use in production.
Assets held for use in production are utilized to provide goods and services as well as for administrative purposes and are expected to be used for more than one period. Typically, this category includes also assets held to be leased under leasing arrangements.
This item includes also assets provided by the Group in its capacity as lessor under operating lease agreements. Assets leased out include vehicles provided under operating lease agreements by the Group’s long-term car rental companies. Trade receivables to be collected in connection with recovery procedures in relation to operating leases are classified as “Other assets”. Operating lease agreements with a buyback clause are also included in “Other assets”.
Tangible assets comprise also leasehold improvements, whenever such expenses are value accretive in relation to identifiable and separable assets. In this case, classification takes place in the specific sub-items of reference in relation to the asset.
Tangible assets are initially recognized at cost, inclusive of purchase price and all the incidental charges incurred directly to purchase and to put the asset in service. Costs incurred after purchase are only capitalized if they lead to an increase in the future economic benefits deriving from the asset to which they relate. All other costs are recorded in the income statement as incurred.

Subsequently, tangible assets are recognized at cost, less accumulated depreciation and impairment losses. Depreciation is calculated on a straight-line basis considering the remaining useful life and value of the asset.
At every reporting date, if there is any evidence that an asset might be impaired, the book value of the asset is compared with its realizable value – equal to the greater of fair value, net of any selling costs, and the value in use of the asset, defined as the net present value of future cash flows generated by the asset. Any impairment losses and adjustments are recorded in the income statement, item 200 “Impairment/reinstatement of tangible assets”.
If the reasons that gave rise to the impairment no longer apply, then the loss is reversed for the amount that would restore the asset to the value that it would have had in the absence of any impairment, less accumulated depreciation.
Initial direct costs incurred in the negotiation and execution of an operating agreement are added to the leased assets in equal instalments, based on the length of the agreement.
Tangible assets are derecognized upon disposal or when they are retired from production and no further economic benefits are expected from them. Any difference between the selling price or realizable value and the carrying amount is recognized through profit or loss, item 270 “Gains (losses) from the sale of investments”.

8.	Intangible assets
Intangible assets are non-monetary long-term assets, identifiable even though they are intangible, controlled by the Group and which are likely to generate future economic benefits.
Intangible assets include mainly goodwill, software, trademarks and patents.
Goodwill arising in a business combination is initially measured at cost (being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests) and any previous interest held over the fair value of net identifiable assets acquired and liabilities assumed.
In the case of software generated internally the costs incurred to develop the project are recognized as intangible assets provided that the following conditions are met: technical feasibility, intention to complete, future usefulness, availability of sufficient technical and financial resources and the ability to measure reliably the costs of the project.
Intangible assets are recognized if they are identifiable and originated from legal or contractual rights.
Intangible assets purchased separately and/or generated internally are initially recognized a cost and, except for goodwill, are amortized on a straight line basis over their remaining useful life.
Subsequently, they are measured at cost net of accumulated amortization and any accumulated impairment losses. The useful life of intangible assets is either definite or indefinite.
Definite-life intangibles are amortized over their remaining useful life and are tested for impairment every time there is objective evidence of a possible loss of value. The amortization period of a definite-life intangible asset is reviewed at least once every year, at year end. Changes in the useful life in which the future economic benefits related to the asset will materialize result in changes in the amortization period and are considered as changes in estimates. The amortization of definite-life intangible asset is recognized in the income statement in the cost category consistent with the function of the intangible asset.
Indefinite-life intangible assets, including goodwill, are not amortized but are tested every year for impairment both individually and at the level of cash generating units. Every year (or whenever there is evidence of impairment) goodwill is tested for impairment. To this end, the cash generating unit to which goodwill is to be attributed is identified. The amount of any impairment is calculated as the difference between the carrying amount of goodwill and its recoverable value, if lower. Recoverable value is equal to the greater of the fair value of the cash generating unit, less any selling costs, and the relevant value in use. Any adjustments are recognized in the income statement, item 260. “Goodwill impairment”. No reversal of impairment is permitted for goodwill.

Intangible assets are derecognized upon disposal or when and no further economic benefits are expected from them. Any difference between the selling price or realizable value and the carrying amount is recognized through profit or loss, item 270 “Gains (losses) from the sale of investments”.

9.	Current and deferred taxation
Deferred tax assets and liabilities are recognized on the balance sheet of the consolidated financial statements in items 140. “Tax assets” and 80. “Tax liabilities”.
Tax assets and liabilities are recognized in the consolidated statement of financial position in line item 140. “Tax assets” on the asset side and line item 80. “Tax liabilities” on the liability side.
In accordance with the balance sheet method, current and deferred taxes are accounted for as follows:

•	current tax assets, that is payments in excess of taxes due under applicable national tax laws;

•	current tax liabilities, or taxes payable under applicable national tax laws;

•	deferred tax assets, that is income taxes recoverable in future years and related to:

•	deductible temporary differences;

•	unused tax loss carry-forwards; and

•	unused tax credits carried forward;

•	deferred tax liabilities, that is income tax amounts payable in future years due to the excess of income over taxable income due to timing differences.
Current and deferred tax assets and liabilities are calculated by applying national tax laws in force and are accounted for as an expense (income) in accordance with the same accrual basis of accounting applicable to the costs and revenues that generated them.
Generally, deferred tax assets and liabilities arise in the cases where the deductibility of a cost or the taxability of a revenue is deferred with respect to their recognition.
Deferred tax assets and liabilities are recognized on the basis of the tax rates that, at the balance sheet date, are expected to be applicable in the year in which the asset will be realized or the liability extinguished, on the basis of the tax legislation in force, and are periodically revised to take account of any change in legislation.
Deferred tax assets are recognized, to the extent that they can be recovered against future income. In accordance with IAS 12, the probability that there is sufficient taxable income in future should be verified from time to time. If the analysis reveals that there is no sufficient future income, the deferred tax assets are reduced accordingly.
Current and deferred taxes are recognized in the income statement, item 290 “Income tax on continuing operations”, with the exception of those taxes related to items recognized, in the current or in another year, directly through equity, such as those related to gains or losses on available-for-sale financial assets and those related to changes in the fair value of cash flow hedges, whose changes in value are recognized, on an after-tax basis, directly in the statement of comprehensive income in the “Valuation reserve”.
Current tax assets are shown in the balance sheet net of current tax liabilities whenever the following conditions are met:

•	existence of an enforceable right to offset the amounts recognized;

•	the parties intend to settle the assets and liabilities in a single payment on a net basis or to realize he asset and simultaneously extinguish the liability.

Deferred tax assets are reported in the Statement of financial position net of deferred tax liabilities whenever the following conditions are met:

•	existence of a right to offset the underlying current tax assets with current tax liabilities; and

•
both deferred tax assets and liabilities relate to income taxes applied by the same tax jurisdiction on the same taxable entity or on different taxable entities that intend to settle the current tax assets and liabilities on net basis (typically in the presence of a tax consolidation agreement).

10.	Provisions for risks and charges
Post-employment benefits and similar obligations
Post-employment benefits are established in accordance with labor agreements and are qualified as defined-benefit plans.
Obligations associated with employee defined-benefit plans and the relevant pension costs associated to current employment are recognized based on actuarial estimates by applying he projected unit credit method. Actuarial gains/losses resulting from the valuation of the liabilities of the defined-benefit plan are recognized through Other Comprehensive Income (OCI) in the “Valuation reserve”. Such re-measurements are not reclassified to profit or loss in subsequent periods.”
The discount rate used to calculate the present value of the obligations associated with post-employment benefits changes depending on the country/currency in which the liability is denominated and is set on the basis of yields, at the balance sheet date, of bonds issued by prime corporates with an average maturity consistent with that of the liability. Net interest is calculated by applying the discount rate to the net defined benefit liability or asset.”
Other provisions
Other provisions for risks and charges relate to costs and charges of a specified nature and existence certain or probable but whose amount or date of payment is uncertain on the balance sheet date. Provisions for risks and charges are made solely whenever:
a) there is a current (legal or constructive) obligation as a result of a past event;
b) fulfilment of this obligation is likely to be onerous;
c) the amount of the liability can be reliably estimated.
When the time value of money is significant, the amount of a provision is calculated as the present value of the expenses that will supposedly be incurred to extinguish the obligation.
This item includes also long-term benefits to employees whose expenses are determined with the same actuarial criteria as those of the defined-benefit plans. Actuarial gains or losses are all recognized as incurred through profit or loss.

11.	Debts, securities outstanding and other liabilities
The items Bank borrowings, Due to customers and Securities outstanding include the financial instruments (other than financial liabilities held for trading and recognized at their fair value) issued to raise funds from external sources. In particular, securities outstanding reflect bonds issued by Group companies and securities issued by the SPEs in relation to receivable securitization transactions.
These financial liabilities are recognized on the date of settlement at fair value, which is normally the amount collected or the issue price, less any transaction costs directly attributable to the financial liability. Subsequently, these instruments are recognized at their amortized cost, on the basis of the effective interest method. The only exception is short-term liabilities, as the time value of money is negligible, which continue to be recognized on the basis of the amount collected.
Financial liabilities are derecognized when they reach maturity or are extinguished. Derecognition takes place also in the presence of a buyback of previously issued securities. The difference between the carrying amount of the liability and the price paid to buy it back is recognized through profit or loss, item 100.d) “Gains (Losses) on buyback of financial liabilities”.

12.	Financial liabilities held for trading
Financial liabilities held for trading include mainly derivative contracts that are not designated as hedging instruments.
These financial liabilities are recognized initially at their fair value initially and subsequently until they are extinguished, with the exception of derivative contracts to be settled with the delivery of an unlisted equity instrument whose fair value cannot be determined reliably and that, as such, are recognized at cost.

13.	Insurance assets and liabilities
IFRS 4 defines insurance contracts as contracts under which one party (the insurer) accepts significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder (or a party designated by the policyholder) if a specified uncertain future event (the insured event) adversely affects the policyholder.
The Group’s insurance activity concerns the reinsurance of life and non-life insurance policies sold by insurance companies to customers of consumer credit companies to protect the payment of the debt.
The items described below reflect, as prescribed by paragraph 2 of IFRS 4, the operating and financial effects deriving from the reinsurance contracts issued and held.
In essence the accounting treatment of such products calls for the recognition:

•
in items 150. “Net premiums” and 160. “Income (losses) from insurance activities” of the income statement, (i) of the premiums, which include the premiums written for the year following the issue of contracts, net of cancellations; (ii) changes in technical provisions, reflecting the variation in future obligations toward policyholders arising from insurance contracts; (iii) commissions for the year due to intermediaries; (iv) cost of claims, redemptions and expirations for the period;

•
in item 130. “Technical provisions”, on the liability side, of the obligations toward policyholders, calculated individually for every contract with the prospective method, on the basis of demographic/financial assumptions currently used by the industry;

•	in item 110. “Technical provisions ceded to reinsurers”, on the asset side, the obligations attributable to reinsurers.

14.	Other information
Employee Severance Fund
The FCA Bank Group has established different defined-benefit and defined-contribution pension plans, in line with the conditions and practices in the countries in which it carries out its activities.
In Italy, the Employee Severance Fund is treated as “post-employment benefits”, classified as:

•
“defined-contribution plan” for the severance amounts accrued to employees as of 1 January 2007 (effective date of Legislative Decree no. 252 on the reform of supplementary pension funds), both in case the employee exercised the option to allocate the sums attributable to him/her to supplementary pension funds and in case the employee opted for the allocation of these sums to INPS’s Treasury fund. For these sums, the amount accounted for as personnel expenses is determine on the basis of the contributions due without applying actuarial calculation methods;

•
“defined-benefit plan”, recognized on the basis of its actuarial value as determined by using the projected credit unit method, for the severance amounts accrued until 31 December 2006. These amounts are recognized on the basis of their actuarial value as determined by using the projected credit unit method. To discount these amounts to present value, the discount rate was determined on the basis of yields of bonds issued by prime corporates taking into account the average remaining duration of the liability, as weighted by the percentage of any payment and advance payment, for each payment date, in relation to the total amount to be paid and paid in advance until the full amount of the liability is extinguished.

Costs related to the employee severance fund are recognized in the income statement, item no. 180.a) “Administrative expenses: personnel expenses” and include, for the part relating to the defined-benefit plan (i) service costs related to companies with less than 50 employees; (ii) interest cost accrued for the year, for the defined-contribution part; (iii) the severance amounts accrued in the year and credited to either the pension funds or to INPS’s Treasury fund.
On the Statement of financial position, the “Employee severance fund” reflects the balance of the fund exiting at 31 December 2006, minus any payment made until 31 December 2016. Item 100 “Other liabilities” – “Due to social security institutions” shows the debt accrued at 31 December 2016 relating to the severance amounts payable to pension funds and INPS’s Treasury fund.
Actuarial gains and losses, reflecting the difference between the carrying amount of the liability and the present value of the obligation at year-end, are recognized through equity in the Valuation reserve, in accordance with IAS 19 Revised.
Revenue recognition
Revenue arising from the use by others of the Company’s assets yielding interest is recognized, when it is probable that the economic benefits associated with the transaction will flow to the Company and the amount can be reliably quantified. In particular, for all financial instruments measured at amortized cost, such as loans and receivables to customers and banks, and interest-bearing financial assets classified as AFS, interest income is recorded using the effective interest rate (EIR) and classified under “Interest and similar income”.
Commissions receivable upon execution of a significant act or upon the rendering of a service are recognized as revenue when the significant act has been completed or when the services are provided. On the other hand, commissions related to origination fees received by the entity relating to the creation or acquisition of a financial asset are deferred and recognized as an adjustment to the effective rate of interest.
Revenues from services are recognized when the services are rendered.
Dividends are recognized in the year in which their distribution is approved.
Cost recognition
Costs are recognized as they are incurred. Costs attributable directly to financial instruments measured at amortized cost and determinable since inception, regardless of when the relevant outlays take place, flow to the income statement via application of the effective interest rate.
Impairment losses are recognized as incurred.
Finance leases
Lease transactions are accounted for in accordance with IAS 17.
In particular, recognition of a lease agreement as a lease transaction is based on the substance that the agreement on the use of one or more specific assets and whether the agreement transfers the right to use such asset.
A lease is a finance lease if it transfers all the risks and benefits incidental to ownership of the leased asset; if it does not, then a lease is an operating lease.
For finance lease agreements where the FCA Bank Group acts as lessor, the assets provided under finance lease arrangements are reported as a receivable in the statement of financial position for a carrying amount equal to the net investment in the leased asset. All the interest payments are recognized as interest income (finance component in lease payments) in the income statement while the part of the lease payment relating to the return of principal reduce the value of the receivable.
Foreign currency transactions
Foreign currency transactions are entered, upon initial recognition, in the reference currency by applying to the foreign currency amount the exchange rate prevailing on the transaction date. At every interim and year-end reporting date, items originated in a foreign currency are reported as follows:

•	cash and monetary items are converted at the exchange rate prevailing at the reporting date;

•	non-monetary items, recognized at historical cost, are converted at the exchange rate prevailing on the date of the transaction;

•	non-monetary items, recognized at fair value, are converted at the exchange rate prevailing at the reporting date.
Exchange rate differences arising from the settlement of monetary items and the conversion of monetary items at exchange rates other than the initial ones, or those used to translate the previous year’s accounts, are recognized in the income statement as incurred. When a gain or a loss related to a non-monetary item is recognized through OCI, the exchange rate difference related to such item is also recognized through OCI. By converse, when a gain or a loss is recognized through profit or loss, the exchange rate difference related to such item is also recognized through profit or loss.

Use of estimates
Financial reporting requires use of estimates and assumptions which might determine significant effects on the amounts reported in the Statement of financial position and in the Income statement, as well as the disclosure of contingent assets and liabilities. The preparation of these estimates implies the use of the information available and subjective assessments, based on historical experience, used to make reasonable assumptions to record the transactions. By their nature the estimates and assumptions used may vary from one year to the next and, as such, so may the carrying amounts in the following years, significantly as well, as a result of changes in the subjective assessments made.
The main cases where subjective assessments are required include:

•	quantification of losses on loans and receivables, investments and, in general, on financial assets;

•	evaluation of the recoverability of goodwill and other intangible assets;

•	quantification of employee provisions and provisions for risks and charges;

•	estimates and assumptions on the recoverability of deferred tax assets.
The estimates and assumptions used are periodically and regularly updated by the Group. Variations in actual circumstances could require that those estimates and assumptions are subsequently adjusted. The impacts of any changes in estimates and assumptions are recognized directly in profit or loss in the period in which the estimates are revised, if the revision impacts only that period, or also in future periods, if the revision impacts both the current and future periods.
Following are the key considerations and assumptions made by management in applying IFRS and that could have a significant impact on the amounts recognized in the consolidated financial statements or where there is significant risk of a material adjustment to the carrying amounts of assets and liabilities during a subsequent financial period.

•	Recoverability of deferred tax assets
At 31 December 2016, the Group had deferred tax assets on deductible temporary differences and theoretical tax benefits arising from tax loss carryforwards. The Group has recorded this amount because it believes that it is likely to be recovered.
In determining this amount, management has taken into consideration figures from budgets and forecasts consistent with those used for impairment testing and discussed in the preceding paragraph on the recoverable amount of non-current assets.
Moreover, the contra accounts that have been recognized (i.e. deferred tax assets not recognized to the extent that it is not probable that taxable profit will be available against which the unused tax losses or unused tax credits can be utilized) are considered to be sufficient to protect against the risk of a further deterioration of the assumptions in these forecasts, taking account of the fact that the net deferred assets so recognized relate to temporary differences and tax losses which, to a significant extent, may be recovered over a very long period, and are therefore consistent with a situation in which the time needed to exit from the crisis and for an economic recovery to occur extends beyond the horizon implicit in the above-mentioned estimates.

•	Pension plans and other post-employment benefits
Employee benefit liabilities with the related assets, costs and net interest expense are measured on an actuarial basis, which requires the use of estimates and assumptions to determine the net liabilities or net assets.
The actuarial method takes into consideration parameters of a financial nature such as the discount rate and the expected long term rate of return on plan assets, the growth rate of salaries as well as the likelihood of potential future events by using demographic assumptions such as mortality rates, dismissal or retirement rates.
In particular, the discount rates selected are based on yields curves of high quality corporate bonds in the relevant market. The expected returns on plan assets are determined considering various inputs from a range of advisors concerning long-term capital market returns, inflation, current bond yields and other variables, adjusted for any specific aspects of the asset investment strategy. Salary growth rates reflect the Group’s long-term actual expectation in the reference market and inflation trends. Changes in any of these assumptions may have an effect on future contributions to the plans.

•	Contingent liabilities
The Group makes provisions for pending disputes and legal proceedings when it is considered probable that there will be an outflow of funds and when the amount of the losses arising therefrom can be reasonably estimated. If an outflow of funds becomes possible but the amount cannot be estimated, the matter is disclosed in the notes. The Group is the subject of legal and tax proceedings covering a range of matters which are pending in various jurisdictions. Due to the uncertainty inherent in such matters, it is difficult to predict the outflow of funds which will result from such disputes. Moreover, the cases and claims against the Group often derive from complex and difficult legal issues which are subject to a different degree of uncertainty, including the facts and circumstances of each particular case, the jurisdiction and the different laws involved. In the normal course of business the Group monitors the stage of pending legal procedures and consults with legal counsel and experts on legal and tax matters. It is therefore possible that the provisions for the Group’s legal proceedings and litigation may vary as the result of future developments of the proceedings under way.

A.3 - INFORMATION ON TRANSFERS BETWEEN PORTFOLIOS OF FINANCIAL ASSETS
In 2016 no inter-portfolio transfers were made.

A.4 – INFORMATION ON FAIR VALUE
According to IFRS 13, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). IFRS 7 introduces instead the definition of “fair value hierarchy”. This standard calls for fair value to be determined in accordance with a three-level hierarchy based on the significance of the inputs used in such measurement. The objective is to set the price at which the asset can be sold.

The three levels are as follows:

•	Level 1 (L1): quoted prices (without adjustments) in an active market – as defined by IAS 39 – for the assets and liabilities to be measured;

•	Level 2 (L2): inputs other than quoted market prices included within Level 1 that are observable either directly (prices) or indirectly (derived from prices) in the market;

•	Level 3 (L3): inputs that are not based on observable market data.

The methods adopted by the Company to determine fair value are illustrated below:

•	Austrian government bonds purchased by the Austrian subsidiary, quoted in regulated markets (Caption: assets held to maturity);

•	bonds issued by the subsidiaries in Ireland, Poland and Switzerland under, the Euro Medium Term Notes programme and listed in regulated markets (Caption: bonds outstanding);

•	bonds issued in connection with securitization transactions, placed with the public or with private investors, by different Group entities (Caption: bonds outstanding).
For listed bonds issued in connection with securitization transactions, reference to prices quoted by Bloomberg.
Financial assets and liabilities classified as (L2), whose fair value is determined by using inputs other than quoted market prices that are observable either directly (prices) or indirectly (derived from prices) in the market, refer to:

•	OTC trading derivatives to hedge securitization transactions;

•	OTC derivatives entered into to hedge Group companies’ receivables;

•	trade receivable portfolio (Caption: Receivables);

•	borrowings;

•	bonds issued in connection with securitization transactions, placed with the public or with private investors, by different Group entities.
Derivatives are measured by discounting their cash flows at the rates plotted on the yield curves provided by Bloomberg. Receivables and payables are measured in the same way.
Bonds outstanding reflect the prices published by Bloomberg. For unlisted bonds reference is made to quoted prices for comparable transactions.
In accordance with IFRS 13, to determine fair value, the FCA Bank Group considers default risk, which includes changes in the creditworthiness of the entity and its counterparties.

In particular:

•
a CVA (Credit Value Adjustment) is a negative amount that takes into account scenarios in which the counterparty fails before the company and the company has a positive exposure to the counterparty. Under these scenarios, the company incurs a loss equal to the replacement value of the derivative;

•
a DVA (Debt Value Adjustment) is a positive amount that takes into account scenarios in which the company fails before the counterparty and the company has a negative exposure to the counterparty. Under these scenarios, the company obtains a gain for an amount equal to the replacement cost of the derivative.

For listed bonds issued in connection with private securitization transactions, reference is provided by prime banks active in the market taking as reference equivalent transactions, or made to the nominal value of the bonds or the fair value attributed by the banking counterparty that subscribed to them.
The Group uses measurement methods (mark to model) in line with those generally accepted and used by the market. Valuation models are based on the discount of future cash flows and the estimation of volatility; they are reviewed both when they are developed and from time to time, to ensure that they are fully consistent with the objectives of the valuation.

These methods use inputs based on prices prevailing in recent transactions on the instrument being measured and/or prices/quotations of instruments with similar characteristics in terms of risk profile.

A.4.5 FAIR VALUE HIERARCHY

A.4.5.1 Assets and liabilities measure at fair value on a recurring basis: breakdown by fair value levels

Financial assets/Liabilities measures at fair value	31/12/2016			31/12/2015
	L1	L2	L3	L1	L2	L3
1. Financial assets held for trading		2,339	-	-	2,993	-
2. Financial assets at fair value through P&L	-	-	-	-	-	-
3. Available for sale financial assets	-	-	12	-	1	-
4. Hedging derivatives assets	-	95,131	-	-	95,842	-
5. Property, plant and equipment	-	-	-	-	-	-
6. Intangible assets	-	-	-	-	-	-
Total	-	97,470	12	-	98,836	-
1. Financial liabilities held for trading	-	6,996	-	-	8,004	-
2. Financial liabilities at fair value through P&L	-	-	-	-	-	-
3. Hedging derivative liabilities	-	68,936	-	-	61,403	-
Total	-	75,932	-	-	69,407	-

L1 = Level 1
L2 = Level 2
L3 = Level 3

A.4.5.4 Assets and liabilities not measured at fair value or measured at fair value on a non-recurring basis: distributions for levels of fair value

Assets/Liabilities not measured at fair value or measured at fair value on a non recurring - basis	31/12/2016				31/12/2015
	BV	L1	L2	L3	BV	L1	L2	L3
1. Held to maturity investments	9,563	10,458	-	-	9,682	10,512	-	-
2. Loans and receivables with banks	1,497,903	-	1,497,903	-	1,333,338	-	1,303,308	-
3. Loans and receivables with customers	18,555,896	-	18,535,611	-	15,453,854	-	15,501,977	-
4. Available for sale financial assets	-	-	-	-	-	-	-	-
5. Noncurrent assets classified as held for sale	-	-	-	-	-	-	-	-
Total	20,063,362	10,458	10,583,064	-	16,796,874	10,512	16,805,285	-
1. Deposits from banks	8,021,610		8,300,518		6,779,283	-	7,109,280	-
2. Deposits from customers	701,695	-	710,833	-	319,000	-	365,454	-
3. Debt certificates including bonds	11,087,597	7,639,216	3,247,762	289,155	8,244,250	5,744,121	2,526,157	-
4. Liabilities included in disposal group classified as hfs	-	-	-	-	-	-	-	-
Total	19,810,902	7,639,216	12,259,113	289,155	15,342,533	5,744,121	10,000,891	-

BV= Balance sheet value
L1 = Level 1
L2 = Level 2
L3 = Level 3

A.5 – Information regarding “day one profit/loss”
IFRS 7, Paragraph 28 regulates the particular case in which, in the event that the purchase of a financial instrument calculated at fair value but not listed in market the transaction cost, that generally represent the best estimate at fair value in an initial basis, diverges to the fair value determined with the evaluative technics adopted by the entity.
In this case an evaluative profit/loss is realized and an adequate informative note for class of financial instrument must be provided at the purchase place.
At 31 December 2016, in the Consolidated Financial Statement this case is not present.

PART B - INFORMATION ON THE CONSOLIDATED BALANCE SHEET
ASSETS
Section 1 – Cash and cash equivalents – Item 10
This item includes cheques, cash and cash equivalent items.

1.1 Cash and cash balances

	31/12/2016	31/12/2015
a) Cash	29	21
b) Demand deposits with Central banks	147	-
Total	176	21

Section 2 – Financial assets held for trading – Item 20

2.1 Financial assets held for trading: product breakdown

Item/Values	31/12/2016			31/12/2015
	L1	L2	L3	L1	L2	L3
A. Balance-sheet assets
1. Debt securities	-	-	-	-	-	-
1.1 Structured securities	-	-	-	-	-	-
1.2 Other	-	-	-	-	-	-
2. Equity instruments	-	-	-	-	-	-
3. Units in investment funds	-	-	-	-	-	-
4. Loans	-	-	-	-	-	-
4.1 Repos	-	-	-	-	-	-
4.2 Other	-	-	-	-	-	-
Total (A)	-	-	-	-	-	-
B. Derivative instruments
1. Financial derivatives:	-	2,339	-	-	2,993	-
1.1 Trading	-	2,339	-	-	2,993	-
1.2 Related to fair value option assets / liabilities	-	-	-	-	-	-
1.3 Other	-	-	-	-	-	-
2. Credit derivatives:	-	-	-	-	-	-
2.1 Trading	-	-	-	-	-	-
2.2 Related to fair value option assets / liabilities	-	-	-	-	-	-
2.3 Other	-	-	-	-	-	-
Total (B)	-	2,339	-	-	2,993	-
Total (A+B)	-	2,339	-	-	2,993	-

L1 = Level 1
L2 = Level 2
L3 = Level 3

This item includes the positive valuation of financial derivative instruments related to the securitization transactions, which were entered into by the banks involved in such transactions.

2.2 Financial instruments held for trading: breakdown by debtors/issuers

Items/Values	31/12/2016	31/12/2015
A. Financial assets (non-derivatives)
1. Debt securities	-	-
a) Governments and central banks	-	-
b) Other public-sector entities	-	-
c) Banks	-	-
d) Other issuers	-	-
2. Equity instruments	-	-
a) Banks	-	-
b) Other issuers:	-	-
- Insurance companies	-	-
- Financial companies	-	-
- Non-financial companies	-	-
- Other	-	-
3. Units investment funds	-	-
4. Loans	-	-
a) Governments and Central Banks	-	-
b) Other public-sector entities	-	-
c) Banks	-	-
d) Other issuers	-	-
Total A	-	-
B. Derivative instruments
a) Banks	2,339	2,993
- Fair value	2,339	2,993
b) Customers	-	-
- Fair value	-	-
Total B	2,339	2,993
Total (A+B)	2,339	2,993

Derivatives instruments are entered into with top banking institution counterparties and are represented by non-listed Interest Rate Swaps (Over the Counter).

Section 3 – Financial assets measured at fair value – Item 30
The Group doesn’t hold financial assets designated at fair value through profit and loss.
Section 4 – Financial assets available-for-sale – Item 40
The caption includes:

•
the net amount of equity instruments underwritten in 2009 by FCA Bank S.p.A., for a total of €639 thousand, in connection with the restructuring of a dealer’s payables. This amount was written off in 2009;

•	€12 thousand of securities as a consequence of the intervention in favor of Cassa di Risparmio of Cesena during the year.

4.1 Available-for-sale financial instruments: product breakdown

Items/Values	31/12/2016			31/12/2015
	L1	L2	L3	L1	L2	L3
1. Debt securities	-	-	-	-	-	-
1.1 Structured securities	-	-	-	-	-	-
1.2 Other	-	-	-	-	-	-
2. Equity instruments	-	-	12	-	-	-
2.1 Designated at fair value	-	-	12	-	-	-
2.2 Recognized at cost	-	-	-	-	-	-
3. Units investment funds	-	-	-	-	-	-
4. Loans	-	-	-	-	-	-
Total	-	-	12	-	-	-

L1 = Level 1
L2 = Level 2
L3 = Level 3

4.2 Financial assets available-for-sale: composition by debtor/issuer

Items/Values	31/12/2016	31/12/2015
1. Debt securities	-	-
a) Governments and Central Banks	-	-
b) Other public entities	-	-
c) Banks	-	-
d) Other issuers	-	-
2. Equity securities	12	-
a) Banks	12	-
b) Other issuers:	-	-
- insurance undertakings	-	-
- financial companies	-	-
- non-financial corporations	-	-
- other	-	-
3. Units of collective investment undertakings	-	-
4. Loans	-	-
a) Governments and Central Banks	-	-
b) Other public entities	-	-
c) Banks	-	-
d) Other issuers	-	-
Total	12	-

Section 5 – Financial assets held to maturity – Item 50

5.1 Held-to-maturity investments: product breakdown

	Total				Total
	31/12/2016				31/12/2015
	BV	FAIR VALUE			BV	FAIR VALUE
		L1	L2	L3		L1	L2	L3
1. Debts securities	9,563	10,458	-	-	9,682	10,512	-	-
- structured	-	-	-	-	-	-	-	-
- other	9,563	10,458	-	-	9,682	10,512	-	-
2. Loans	-	-	-	-	-	-	-	-

BV = Balance sheet value

5.2 Held-to-maturity investments: breakdown by issuer/borrower

Type of transaction / Values	31/12/2016	31/12/2015
1. Debt securities	9,563	9,682
a) Governments and central banks	9,563	9,682
b) Other public-sector entities	-	-
c) Banks	-	-
d) Other issuers		-
2. Loans	-	-
a) Governments and central banks	-	-
b) Other public-sector entities	-	-
c) Banks	-	-
d) Other entities	-	-
Total	9,563	9,682
Total FV	-	-

This item mainly includes a bond issued by the Austrian government and held by FCA Bank GmbH (Austria) and FCA Bank Polska S.A.; these are mandatory deposits required by the local Central Bank.

Section 6 – Loans to banks – Item 60

6.1 Loans and receivables with banks: product breakdown

Type of transaction / Values	Total		31/12/2016		Total		31/12/2015
	BV	FV			BV	FV
		Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
A. Loans to Central Banks	66,161	-	66,161	-	23,036	-	23,036	-
1. Time deposits	22,845	X	X	X	21,155	X	X	X
2. Compulsory reserves	1,328	X	X	X	1,582	X	X	X
3. Repos	-	X	X	X	-	X	X	X
4. Other	41,988	X	X	X	299	X	X	X
B. Loans to banks	1,431,742	-	1,431,742	-	1,310,302	-	1,301,300	-
1. Loans	1,431,742	-	1,431,742	-	1,310,302	-	1,301,300	-
1.1 Current accounts and demand deposits	1,218,424	X	X	X	861,995	X	X	X
1.2 Time deposits	64,244	-	-	-	223,985	-	-	-
1.3 Other loans:	149,074	X	X	X	224,322	X	X	X
- Repos	138,412	X	X	X	210,669	X	X	X
- Finance leases	-	X	X	X	-	X	X	X
- Other	10,662	X	X	X	13,653	X	X	X
2. Debts securities	-	-	-	-	-	-	-	-
2.1 Structured	-	X	X	X	-	X	X	X
2.2 Other	-	X	X	X	-	X	X	X
Total	1,497,903	-	1,497,903	-	1,333,338	-	1,324,336	-

Bank deposits and current accounts include funds available on current accounts or deposited by SPVs totaling €757 million (€519 million at 31 December 2015). Liquidity is restricted as per each relevant securitization contract. A breakdown by SPV is provided below:

SPV	31/12/2016	31/12/2015

A-Best Four S.r.l.	-	28,228
A-Best Nine Plc	34,382	43,403
A-Best Ten S.r.l.	40,049	40,704
A-Best Eleven S.r.l.	60,734	96,316
A-Best Twelve S.r.l.	85,128	78,079
A-Best Thirteen S.r.l.	14,266	-
Nixes Five Plc	47,242	43,495
Nixes Six Plc	76,575	94,891
Erasmus Finance Ltd	252,505	83,422
FCT Fast 3	18,743	10,065
A-Best Fourteen S.r.l.	127,146	-
TOTAL	756,770	518,603

The securitization transactions A-Best Seven and A-Best Four ended during the second half 2016. In May of the same year the new securitization A-Best Fourteen started.
The Liquidity Reserve is designed to meet any cash shortfalls for the payment of interest on senior securities and certain specific expenses.
The funds held in current accounts or as bank deposits are used for:

•	acquisition of new portfolio of receivables/loans;

•	repayment of notes;

•	payment of interest on “senior” notes;

•	SPE operating costs.

Bank deposits and current accounts also include short-term deposits held temporarily with banks and year-end current account balances resulting from ordinary operating activities.

Section 7 – Loans to customers – Item 70

7.1 Loans and receivables with customers: product breakdown

Type of Transaction/Value	Total			31/12/2016			Total			31/12/2015
	Book Value			Fair Value			Book Value			Fair Value
	Performing	Impaired		L1	L2	L3	Performing	Impaired		L1	L2	L3
		Purchased	Other					Purchased	Other
Loans	18,400,829	-	155,067	-	18,595,611	-	15,287,695	-	166,163	-	15,501,977	-
1. Current accounts	41,756		581				18,845
2. Repos
3. Mortgages
4. Credit cards and personal loans, incl. wage assignment loans	364,400		425				34,156		88
5. Financial leasing	2,974,098		18,312				2,319,725		32,814
6. Factoring	5,047,640		102,149				4,038,581		84,914
7. Other loans	9,972,935	-	33,600				8,876,384		48,347
Debts securities	-	-	-	-	-	-	-		-	-	-	-
8. Structured
9. Other
Total	18,400,829	-	155,067	-	18,595,611	-	15,287,691	-	166,163	-	15,501,977	-

L1 = Level 1
L2 = Level 2
L3 = Level 3

Factoring
This item includes:

•
receivables arising from sales to the dealer network for €26.7 million factored on a non-recourse basis by the FCA Group; however, since this amount was in excess of the lines of credit available, the associated risk was not transferred to the factors;

•
receivables arising from sales to the dealer network for €5,149.8 million, factored on a non-recourse basis by the commercial partners to companies of FCA Bank Group; of which, assets of SPE Fast 3 for €1,024.5 million and Erasmus for €1,225.6 million, consolidated in accordance with IFRS 10; FCA Bank Germany GmbH (Germany), FCA Capital France S.A. (France) and FCA Capital Espana EFC S.A. (Spain) are the originators of Erasmus securitization transaction, FCA Bank S.p.A. is the originator of Fast 3.

Other loans
This item includes credit financing mainly concerned with fixed instalment car loans and personal loans.
The receivables comprise the amount of transaction costs/fees calculated in relation to the individual loans by including the following:

•	grants received in relation to promotional campaigns;

•	fees received from customers;

•	incentives and bonuses paid to the dealer network;

•	commissions on the sale of ancillary products.
Receivables include €7.2 billion relating to SPEs for the securitization of receivables, as reported in accordance with IFRS 10.

This item includes loans granted to the FCA Group dealer network to fund network development, commercial requirements in handling used vehicles and to meet specific short/medium term borrowing requirements.
The item includes as well the loans to legal entity of retail business classified in this item in accordance with the definition of Bank of Italy of consumer credit.

7.2 Loans and receivables with customers: breakdown by issuer / borrower

Type of transaction / Values	31/12/2016			31/12/2015
	Bonis	Impaired		Bonis	Impaired
		Purchased	Other		Purchased	Other
1. Debt securities issued by	-	-	-	-	-	-
a) Governments	-	-	-	-	-	-
b) Other public-sector Entities	-	-	-	-	-	-
c) Other issuers	-	-	-	-	-	-
- non-financial companies	-	-	-	-	-	-
- financial companies	-	-	-	-	-	-
- insurance companies	-	-	-	-	-	-
- other	-	-	-	-	-	-
2. Loans to:	18,400,829	-	155,067	15,287,691	-	166,163
a) Governments	1	-	-	4	-	-
b) Other public-sector Entities	2,938	-	-	462	-	-
c) Other entities	18,397,890	-	155,067	15,287,225	-	166,163
- non-financial companies	7,613,327	-	115,588	7,843,361	-	136,431
- financial companies	42,794	-	552	69,526	-	90
- insurance companies	33	-	-	63	-	-
- other	10,741,736	-	38,927	7,374,275	-	29,642
Total	18,400,829	-	155,067	15,287,691	-	166,163

7.4 Financial Leasing

Maturity Range	Total 2016						Total 2015
	Non-performing assets	MINIMUM PAYMENTS			GROSS INVESTMENTS		Non-performing assets	MINIMUM PAYMENTS			GROSS INVESTMENTS
		Principal		Interest		of which unsecured residual amount		Principal		Interest		of which unsecured residual amount
			of which secured						of which secured

- on demand	2,488	15,650		-	18,136	-	469	1,551		529	2,021	-
- up to 3 months	7,245	241,868		25,665	249,144	-	8,610	157,789		11,677	166,398	-
- between 3 months and 1 year	1,488	754,452		70,455	755,940	-	2,913	484,700		4,892	487,612	-
- between 1 year and 3 years	6,506	1,925,240		133,191	1,931,746	-	20,822	1,366,566		10,397	1,387,388	-
- over 5 years	585	36,888		2,407	37,473	-	-	309,120		808	309,120	-
- unspecified maturity				-	-	-				-	-	-

Total	18,312	2,974,098	-	231,718	2,992,439	-	32,814	2,319,726	-	28,303	2,352,539	-

Section 8 – Hedging derivatives – Item 80

8.1 Hedging derivatives: breakdown by hedging type and fair value hierarchy

	FV	31/12/2016		NV	FV	31/12/2015		NV
	L1	L2	L3	31/12/2016	L1	L2	L3	31/12/2015
A) Financial derivatives
1) Fair value	-	94,657	-	7,204,634	-	95,479	-	6,064,568
2) Cash flows	-	474	-	171,955	-	363	-	29,120
3) Net investment in foreign subsidiaries	-	-	-	-	-	-	-	-
B) Credit derivatives
1) Fair value	-	-	-	-	-	-	-	-
2) Cash flows	-	-	-	-	-	-	-	-
Total	-	95,131	-	7,376,589	-	95,842	-	6,093,688

L1 = Level 1
L2 = Level 2
L3 = Level 3
NV= Notional value

This item reflects the fair value of the derivative contracts entered into to hedge interest rate and exchange rate risks. The amounts include any interest accrued at year-end.

The notional amount of the cash flow hedge refers to the derivatives used to hedge the exposure to interest rate risk on long-term rental activities, whose fair value at year-end was €0.4 thousand.

8.2 Hedging derivatives: breakdown by hedged assets and risk

Transaction / Type of hedging	Fair value hedges						Cash-flow hedges		Net Investments on foreign subsidiaries
	Micro					Macro	Micro	Macro
	Interest rate risk	Currency risk	Credit risk	Price risk	Multiple risk
1. Available-for-sale financial instruments	-	-	-	-	-	x	-	x	x
2. Loans and receivables	-	-	-	x	-	2,602x	-	x	x
3. Held-to-maturity investments	x	-	-	x	-	x	-	x	x
4. Portfolio	x	x	x	x	x		x	-	x
5. Others	-	-	-	-	-	x	-	x	-
Total assets	-	-	-	-	-	2,602	-	-	-
1. Financial liabilities	89,544	2,515	-	x	-	x	-	x	x
2. Portfolio	x	x	x	x	x	-	x	-	x
Total liabilities	89,544	2,515	-	-	-	-	-	-	-
1. Highly probable transactions	x	x	x	x	x	x	-	x	x
2. Financial assets and liabilities portfolio	x	x	x	x	x	-	x	470	-

The generic column shows the amount of derivative instruments used to hedge the loans and receivables. Such instruments have been accounted for as fair value hedges (macro hedge). The cash flow hedges refer to derivative instruments hedging interest rate risk. Such instruments, which are used for long-term rental activities, are accounted for as cash flow hedges.

Section 9 – Value adjustment of financial assets subject to macro-hedge – Item 90

9.1 Changes to macro-hedged financial assets: breakdown by hedged portfolio

Value adjustment of financial assets subject to macro-hedge/Values	31/12/2016	31/12/2015
1. Positive fair value changes	39,742	48,125
1.1 of specific portfolios:	-	-
a) loans and receivables	-	-
b) available for sale financial instruments	-	-
1.2 overall	39,742	48,125
2. Negative fair value changes	-	-
2.1 of specific portfolios:	-	-
a) loans and receivables	-	-
b) available for sale financial instruments	-	-
2.2 overall	-	-
Total	39,742	48,125

This item includes the changes in fair value of the receivables underlying the hedging instruments accounted for as fair value hedges (macro hedge).

9.2 Notional amount of assets hedged under macro-hedge relationship: breakdown

Hedged Assets	31/12/2016	31/12/2015
1. Loans and receivables	12,826,175	8,492,394
2. Available-for-sale financial assets		-
3. Portfolio		-
Total	12,826,175	8,492,394

Section 10 – Equity Investments – Item 100

10.1 Equity investments: information on shareholders’ equity
Name	Headquarters	Ownership relationship
		Held by	Holding %

1 CODEFIS SCPA	Torino, Italy	FCA Bank	30%
2 CAR CITY CLUB	Torino, Italy	Leasys	33%
3 SIRIO -SICUREZZA INDUSTRIALE	Torino, Italy	FCA Bank	0.13%
4 CAR CITY CLUB	Torino, Italy	FCA Bank	0.22%
5 SIRIO -SICUREZZA INDUSTRIALE	Torino, Italy	Leasys	0.13%
6 OSEO	Paris, France	FC France	0.003%
The October 5, 2016 meeting of shareholders of Car City Club, an investee of Leasys S.p.A., resolved to reduce the capital share of the company of €96 thousand. Following this decision, the share capital of Car City Club is equal to €10 thousand, as a consequence Leasys S.p.A. wrote down its participation by €32 thousand.

Section 11 – Insurance reserves attributable to reinsurers – Item 110

11.1 Reinsured portion of technical reserves: breakdown

	31/12/2016	31/12/2015
A. Non-life business	8,268	10,231
A1. Provision for unearned premiums	5,857	7,316
A2. Provision for outstanding claims	1,832	2,216
A3. Other insurance provisions	579	699
B. Life business	7,236	12,154
B1. Mathematical provisions	4,788	8,735
B2. Provision for outstanding claims	1,803	2,381
B3. Other insurance provisions	645	1,038
C. Provision for policies where the investment risk is borne by the policyholders	-	-
C1. Provision for policies where the performance is connected to investment funds and market indices	-	-
C2. Provision for pension funds	-	-
D. Total amounts ceded to reinsurers from insurance reserves	15,504	22,385

Section 12 – Property, plant and equipment – Item 120

12.1 Property, plant and equipment used in the business: breakdown of assets carried at cost

Activities/Values	Total	Total
	31/12/2016	31/12/2015
1.1 Owned assets	1,465,798	1,167,595
a) lands	-	-
b) buildings	-	-
c) office furniture and fitting	4,812	4,703
d) electronic system	230	278
e) other	1,460,756	1,162,614
1.2 Leased assets	6,984	746
a) lands	-	-
b) buildings	-	-
c) office furniture and fitting	4,316	-
d) electronic system	-	-
e) other	20,779	746
Total	1,490,894	1,168,341

12.5 Tangible assets used in the business: annual changes

Activities/Values	Land	Buildings	Furniture	Electronic systems	Other	Total
A. Gross opening balance	-	-	46,778	1,515	1,751,074	1,799,367
A.1 Total net reduction value	-	-	(42,075)	(1,237)	(587,714)	(631,026)
A.2 Net opening balance	-	-	4,380	360	1,163,360	1,168,100
B. Increase	-	2	6,133	101	699,893	706,129
B.1 Purchases	-	-	6,085	101	698,205	704,391
B.2 Capitalized expenditure on improvements	-	-	-	-	-	-
B.3 Write-backs	-	-	-	-	171	171
B.4 Posit. changes in fair value allocated to:	-	-	-	-	-	-
- a) net equity	-	-	-	-	-	-
- b) profit & loss	-	-	-	-	-	-
B.5 exchange difference (+)	-	-	4	-	39	43
B.6 Transfer from investment properties	-	-	-	-	-	-
B.7 Other adjustment	-	2	44	-	1,478	1,524
C. Decreases	-	18,110	1,385	231	399,829	419,555
C.1 Sales	-	-	371	-	88,091	88,462
C.2 Amortization	-	1	438	209	271,904	272,552
C.3 Impairment losses allocated to:	-	-	29	-	7,723	7,752
- a) net equity	-	-	-	-	-	-
- b) profit & loss	-	-	29	-	7,723	7,752
C.4 Negat. changes in fair value allocated to:	-	-	-	-	-	-
- a) net equity	-	-	-	-	-	-
- b) profit & loss	-	-	-	-	-	-
C.5 exchange difference (-)	-	-	166	21	13,152	13,339
C.6 Transfers to:	-	-	-	-	-	-
- a) held-for-sales investments	-	-	-	-	-	-
- b) assets classified as held-for-sales	-	-	-	-	-	-
C.7 Other adjustment	-	(18,111)	381	1	18,959	1,230
D. Net closing balance	-	18,112	9,128	230	1,463,424	1,490,894
D.1 Total net write-down	-	18,112	(23,876)	(572)	(576,031)	(582,367)
D.2 Final gross balance	-	-	33,004	802	2,039,455	2,073,261
E. Carried at cost	-	-	-	-	-	-

12.6 Tangible assets : annual changes - Operating Lease

	Total
	Land	Building	Furniture	Electronic equipment	Others
A. Opening balance	-	-	-	-	954,624
B. Increases	-	-	-	-	549,149
B.1 Purchases	-	-	-	-	549,115
B.2 Capitalized expenditure on improvements	-	-	-	-	-
B.3 Increases in fair value	-	-	-	-	-
B.4 Write backs	-	-	-	-	-
B.5 Positive exchange differences	-	-	-	-	34
B.6 Transfer from properties used in the business	-	-	-	-	-
B.7 Other changes	-	-	-	-	-
C. Reductions	-	-	-	-	273,586
C.1 Disposals	-	-	-	-	29,555
C.2 Depreciation	-	-	-	-	225,006
C.3 Negative changes in fair value	-	-	-	-	-
C.4 Impairment losses	-	-	-	-	5,873
C.5 Negative exchange difference	-	-	-	-	13,128
C.6 Transfers to	-	-	-	-	-
a) properties used in the business	-	-	-	-	-
b) non-current assets classified ad held for sale	-	-	-	-	-
C.7 Other changes	-	-	-	-	24
D. Closing balance	-	-	-	-	1,230,187
E. Measured at fair value	-	-	-	-	-

12.6.1 Property held for investment: composition of assets recognized at cost

Item	Total	Total
	31/12/2016	31/12/2015
Unopted assets	436	881
Assets returned after termination	4,727	8,758
Other assets	18,153	-
1) Total: Financial lease	23,316	9,639
Assets provided under operating leases	1,230,187	954,624
2) Total: Operating lease	1,230,187	954,624
Total	1,253,503	964,263

Section 13 – Intangible assets – Item 130

13.1 Intangible assets: breakdown - Item 130

Activities/Values	31/12/2016		31/12/2015
	Definite life	Indefinite life	Definite life	Indefinite life
A.1 Goodwill	x	181,824	x	180,338
A.1.1 Attributable to the group	x	181,824	x	180,338
A.1.2 Attributable to minorities	x	-	x	-
A.2 Other intangible assets	44,197	-	37,579	-
A.2.1 Assets valued at cost:	44,197	-	37,579	-
a) Intangible assets generated internally	-	-	-	-
b) Other assets	44,197	-	37,579	-
A.2.2 Assets valued at fair value:	-	-	-	-
a) Intangible assets generated internally	-	-	-	-
b) Other assets	-	-	-	-
Total	44,197	181,824	37,579	180,338

The item “Goodwill” includes €78.4 million relating to the Italian subsidiary Leasys S.p.A. and €101.9 million arising on the reorganization of the FCA BANK Group which occurred in 2006 and 2007. In particular:

•
€50.1 million related to the recognition - by the subsidiary Fidis Servizi Finanziari S.p.A., which merged into the Holding FCA Bank on March 1st, 2008 - of goodwill arising on the transfer of the “Network finance and other financing” business and the acquisition of the “Holding Division” from Fidis S.p.A.;

•	€36.8 million related to the acquisition of certain European companies engaged in dealer financing;

•	€15 million related to the acquisition of the Fidis Servizi Finanziari S.p.A. Group, which was eventually merged into the parent Company.

On 7 November, 2016 FCA Bank S.p.A. acquired a majority stake in Ferrari Financial Services GmbH (“FFS GmbH”) for a total purchase price of €18.6 million upon consummation of the share purchase agreement entered into by the parties during 2016. As a result of the first consolidation of the company a Goodwill equal to €1.5 million arose.

The item “Other intangible assets” mainly refers to:

•	licenses and software of the subsidiary Leasys S.p.A. for €15.7 million and of the parent company, FCA Bank, for €15.1 million;

•	royalties for €1.4 million.

Impairment test of goodwill
According to IAS 36 – Impairment of Assets, goodwill must be tested for impairment every year to determine its recoverable amount. Therefore, on every reporting date the Group tests goodwill for impairment, estimating the relevant recoverable amount and comparing it with its carrying amount to determine whether the asset is impaired.

Definition of CGUs
To test goodwill for impairment – considering that goodwill generates cash flows only in combination with other assets – it is necessary first of all to attribute it to an organizational unit that enjoys relative operational autonomy and is capable of generating cash flows. Such cash flows must be independent of other areas of activity but interdependent within the organizational unit, which is aptly defined as cash generating unit (CGU).
IAS 36 suggests that it is necessary to correlate the level at which goodwill is tested with the level of internal reporting at which management monitors the entity’s operations. The definition of this level depends solely on the organizational models and the attribution of management responsibilities over the direction of the operational activity and the relevant monitoring.
For FCA Bank Group, the CGU relevant for goodwill allocation are identified in Dealer Financing business unit and Leasys S.p.A. business.

The CGU’s carrying amount
The carrying amount of a CGU must be determined consistently with the criteria guiding the estimation of its recoverable amount.
From the standpoint of a banking firm, the cash flows generated by a CGU cannot be identified without considering the cash flows of financial assets/liabilities, given that these result the firm’s core business. Following this approach (i.e. “equity valuation”), the carrying amount of the CGU can be determined in terms of free cash flow to consolidated equity, including non-controlling interests.

Criteria to estimate the value in use of a CGU
The value in use of the CGUs was determined by discounting to present value their expected cash flows over a five-year forecast period. The cash flow of the fifth year was assumed to grow in perpetuity (at a rate indicated with the notation “g”, to determine terminal value. The growth rate “g” was set on the basis of a consistent medium-term rate of inflation in the euro zone).

From the standpoint of a banking/financial company, the cash flows generated by a CGU cannot be identified without considering the cash flows of financial assets/liabilities, given that these arise from the company’s core business. In other words, the recoverable amount of the CGUs is affected by the above cash flows and, as such, must include also financial assets/liabilities. Accordingly, these assets and liabilities must be allocated to the CGU of reference.
In light of the above, it would be rather fair to say that the cash flows of the individual CGUs are equivalent to the earnings generated by the individual CGUs. Accordingly, it was assumed that the free cash flow (FCF) corresponds to the Net Profit of a CGU under valuation.

Determining the discount rate to calculate the present value of cash flows
In determining value in use, cash flows were discounted to present value at a rate that reflects current considerations on market trends, the time value of money and the risks specific to the business.
The discount rate used – given that it was a financial firm – was estimated solely in terms of equity valuation, that is considering only the cost of capital (Ke), in keeping with the criteria to determine cash flows that, as already shown, include also the inflows and outflows associated with financial assets and liabilities.
The cost of capital was then calculated by using the Capital Asset Pricing Model (CAPM). Based on this model, cost of capital is calculated as the sum of a risk-free return and a risk premium, which in turn, depends on the risk specific to the business (such risk reflecting both industry risk and country risk).

Results of the impairment test
Goodwill was tested for impairment on the reporting date, without any impairment loss.
In particular, for the Dealer Financing line the test was performed by adopting the definition of CGU described above.
The underlying assumptions to calculate the recoverable amounts of the CGUs reflect past experience and earnings forecasts approved by the competent corporate bodies and officers and are consistent with external sources of information, particularly:

•	the discount rate of 8.55% was calculated as cost of capital, considering a risk-free interest rate of 0.32%, a risk premium for the company of 7.35% and a beta of 1,12;

•	the estimated growth rate was 1.4%.
A sensitivity analysis was performed by simulating a change in significant parameters such as an increase in the discount rate up to 1% or a decrease in the growth rate “g”. After such analysis the recoverable amount is confirmed to be higher than carrying amount over than 15%.

13.2 Intangible assets: annual changes

	Goodwill	Other intangible assets: generated internally		Other intangible assets:		Total
		Definite	Indefinite	Definite	Indefinite
A. Gross opening balance	226,336	-	-	208,102	-	434,439
A.1 Total net reduction in value	(45,998)	-	-	(170,523)	-	(216,521)
A.2 Net opening balance	180,338	-	-	37,579	-	217,917
B. Increases	1,486	-	-	13,628	-	15,114
B.1 Purchases	-	-	-	12,494	-	12,494
B.2 Increases in intangible assets generated internally	-	-	-	-	-	-
B.3 Write-backs	-	-	-	-	-	-
B.4 Increases in fair value:	-	-	-	-	-	-
- net equity	-	-	-	-	-	-
- profit & loss	-	-	-	-	-	-
B.5 Positive exchange differences	-	-	-	-	-	-
B.6 Other changes	1,486	-	-	1,134	-	2,620
C. Reductions	-	-	-	(7,010)	-	(7,010)
C.1 Disposals	-	-	-	-	-	-
C.2 Write-downs	-	-	-	-	-	-
- Amortization	-	-	-	(6,945)	-	(6,945)
- Write-downs	-	-	-	-	-	-
+ in equity	-	-	-	-	-	-
+ profit & loss	-	-	-	-	-	-
C.3 Reduction in fair value	-	-	-	-	-	-
- in equity	-	-	-	-	-	-
- through profit or loss	-	-	-	-	-	-
C.4 Transfers to non-current assets held for sale	-	-	-	-	-	-
C.5 Negative exchange differences	-	-	-	(65)	-	(65)
C.6 Other changes	-	-	-	-	-	-
D. Net closing balance	181,824	-	-	44,197	-	226,021
D.1 Total net reduction in value	(45,998)	-	-	(163,578)	-	(209,576)
E. Closing balance	227,822	-	-	207,774	-	435,596
F. Carried at cost	181,824	-	-	44,197	-	226,021

Section 14 – Tax Assets and Tax Liabilities – Assets Item 140 and Liabilities Item 80

14.1 Deferred tax assets: breakdown

	31/12/2016	31/12/2015
- Balancing to the P&L	157,525	164,271
- Balancing to the Net equity	4,305	2,992
Total	161,830	167,263

14.2 Deferred tax liabilities: breakdown

	31/12/2016	31/12/2015
- Balancing to the profit and loss	92,454	63,155
- Balancing to the net equity	-	-
Total	92,454	63,155

14.3 Deferred tax assets: annual changes (balancing P&L)

	31/12/2016	31/12/2015
1. Opening balance	164,271	165,811
2. Increases	24,294	44,043
2.1 Deferred tax assets of the year	17,694	43,205
a) relating to previous years	3,990	2,012
b) due to change in accounting policies	-	-
c) write-backs	1,022	-
d) other (creation of temporary differences, use of TLCF)	12,682	41,193
2.2 New taxes or increases in tax rates	215	-
2.3 Other increases	6,385	838
3. Decreases	31,040	45,583
3.1 Deferred tax assets derecognized in the year	25,221	45,409
a) reversals of temporary differences	24,311	45,409
b) write-downs of non-recoverable items	620	-
c) change in accounting policies	-	-
d) other	290	-
3.2 Reduction in tax rates	2,580	-
3.3 Other decreases	3,239	174
a) conversion into tax credit under L. 214/2011	-	-
b) others	3,239	174
4. Final amount	157,525	164,271

14.4 Deferred tax liabilities: annual changes (balancing P&L)

	31/12/2016	31/12/2015
1. Opening balance	63,155	46,048
2. Increases	34,338	22,003
2.1 Deferred tax liabilities of the year	27,071	21,554
a) relating to previous years	9	64
b) due to change in accounting policies	-	-
c) other	27,062	21,490
2.2 New taxes or increases in tax rates	266	-
2.3 Other increases	7,001	449
3. Decreases	5,039	4,896
3.1 Deferred tax liabilities derecognized in the year	4,748	4,861
a) reversals of temporary differences	4,298	4,861
b) due to change in accounting policies	-	-
c) other	450	-
3.2 Reductions in tax rates	275	-
3.3 Other decreases	16	35
4. Final amount	92,454	63,155

14.5 Deferred tax assets: annual changes ( balancing Net Equity)

	31/12/2016	31/12/2015
1. Opening balance	2,992	3,519
2. Increases	3,616	329
2.1 Deferred tax assets of the year	3,601	306
a) relating to previous years	529	-
b) due to change in accounting principles	-	-
c) other (creation of temporary differences)	3,072	306
2.2 New taxes or increase in tax rates	-	-
2.3 Other increases	15	23
3. Decreases	2,303	856
3.1 Deferred tax assets derecognized in the year	12	856
a) reversals of temporary differences	12	856
b) write-downs of non-recoverable items	-	-
c) due to change in accounting principles	-	-
d) other	-	-
3.2 Reduction in tax rates	-	-
3.3 Other decreases	2,291	-
4. Final amount	4,305	2,992

This item includes deferred tax assets recognized through equity as calculated on the cash flow hedge reserve relating to the future cash flows of hedging derivatives and the fiscal effect on the AOCI reserve.
Section 16 – Other Assets – Item 160

16.1 Other assets: breakdown

Breakdown	31/12/2016	31/12/2015
1. Due from employees	3,460	4,099
2. Receivables arising from sales and services	232,594	235,773
3. Sundry receivables:	202,747	132,760
-receivables arising from insurance services	23,544	38,566
-receivables in the process of collection	1,388	530
-security deposits	2,283	2,074
-reinsurance assets	53,153	45,841
-other	122,379	45,534
4. Operating lease receivables	308,593	268,094
5. Consignment Stock	271,813	208,057
6. Accrued income	10,820	27,182
Total	1,030,027	875,962

The “Receivables arising from sales and services” include a total of €233 million due from FCA Italy to Leasys S.p.A. in connection with vehicles used in buybacks already invoiced.
The item “Receivables arising from insurance services” relates mainly to the Parent Company and the subsidiary Leasys S.p.A. and includes sums due from insurance companies for the payment of commissions.
The item “Receivables in the process of collection” refers to pending collection items, relating mainly to the Parent Company and the Italian subsidiary Leasys S.p.A..
“Reinsurance activities” relate to the Irish subsidiary.
“Receivables arising from operating leases” amount to €172 million and the value of the vehicles purchased by the leasing companies under buyback arrangements with the seller – thus not accounted for as non-current assets – for a total of €103 million.

The item “Goods on consignment” reflects the value of the vehicles owned by FCA Dealer Services UK Ltd. and FCA Capital Danmark. These vehicles are held by FCA dealers awaiting their sale.

LIABILITIES
Section 1 – Due to banks – Item 10

1.1 Deposits from banks: product breakdown

Type of transaction/Values	31/12/2016	31/12/2015
1. Deposits from central banks	1,798,223	1,001,508
2. Deposits from banks	6,223,387	6,649,086
2.1 Other current accounts and demand deposits	59,032	50,607
2.2 Time deposits	-	-
2.3 Loans	6,164,052	6,597,275
2.3.1 Repos	-	-
2.3.2 Other	6,164,052	6,597,275
2.4 Liabilities in respect of commitments to repurchase treasury shares	-	-
2.5 Other debt	303	1,204
Total	8,021,610	7,650,594
Fair value - level 1	-	-
Fair value - level 2	8,300,518	7,990,795
Fair value - level 3		-
Total Fair value	8,300,518	7,990,795

This item includes mainly borrowings from banks, of which €2,755 million from the Crédit Agricole Group at arm’s length.

1.4 Deposit from banks: liability items subjected to micro-hedging

	31/12/2016	31/12/2015
1. Liability items subject to micro-hedging of fair value	1,630,000	930,000
a) interest risk rate	1,630,000	930,000
b) currency risk	-	-
c) multiple risks	-	-
2. Liability items subject to micro-hedging of cash flows	-	-
a) Interest rate risk	-	-
b) currency risk	-	-
c) other	-	-
Total	1,630,000	930,000

Section 2 – Due to customers – Item 20

2.1 Deposits from customers. product breakdown

Type of transaction/Values	31/12/2016	31/12/2015
1. Current accounts and demand deposits	109,003	3,943
2. Time deposits including saving deposits with maturity	155,293	-
3. Loans	272,893	265,330
3.1 Repos	-	-
3.2 Other	272,893	265,330
4. Liabilities in respect of commitments to repurchase treasury shares	-	-
5. Others	164,506	184,528
Total	701,695	453,801
Fair value - level 1	-	-
Fair value - level 2	710,833	500,272
Fair value - level 3	-	-
Fair value	710,833	500,272

Other payables include:

•	security deposits by dealers for €27 million with the Parent Company and €149 million advances related to factoring.

•	Retail liabilities and security deposits made by private individuals in relation to finance leases.

Section 3 – Outstanding securities – Item 30

3.1 Debt securities in issue: product breakdown

Type of securities/Values		Total	31/12/2016			Total	31/12/2015
	Balance Sheet Value	Fair Value			Balance Sheet Value	Fair Value
		Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
A. Debts certificates including bonds
1. Bonds	11,086,966	7,639,216	3,247,131	-	8,243,528	5,744,121	2,525,435	-
1.1 structured	-	-	-	-	-	-	-	-
1.2 other	11,086,966	7,639,216	3,247,131	289,155	8,243,528	5,744,121	2,525,435	-
2. Other structured securities	631	-	631	-	722	-	722	-
2.1 structured	-	-	-	-	-	-	-	-
2.2 other	631	-	631	-	722	-	722	-
Total	11,087,597	7,639,216	3,247,762	289,155	8,244,250	5,744,121	2,526,157	-

The item “Other bonds” reflects: i) bonds issued by SPEs in connection with securitization transactions, for a nominal amount of €3,472 million; (ii) bonds issued by three subsidiaries - FCA Capital Ireland, FCA Capital Suisse and FCA Bank Polska – each for a nominal amount of €7,446 million, CHF 255 million and PLN 81 million, respectively.
This item includes also interest accrued as of 31 December 2016, which amounts to €98.9 million, for bonds issued by SPEs.

3.3 Breakdown of item 30 Debt securities in issue subject to micro-hedging

	31/12/2016	31/12/2015
1. Securities subject to micro-hedging of fair value	7,706,708	5,161,650
a) interest rate risk	7,706,708	5,161,650

.

Section 4 – Financial liabilities held for trading – Item 40

4.1 Financial liabilities held for trading: product breakdown

Type of transaction/Values	31/12/2016					31/12/2015
	VN	FV			FV*	VN	FV			FV*
		L1	L2	L3			L1	L2	L3
A. Financial liabilities
1. Deposits from banks	-	-	-	-	-	-	-	-	-	-
2. Deposits from customers	-	-	-	-	-	-	-	-	-	-
3. Debt securities	-	-	-	-	-	-	-	-	-	-
3.2 Bonds	-	-	-	-	-	-	-	-	-	-
3.1.1 Structured	-	-	-	-	x	-	-	-	-	x
3.1.2 Other bond	-	-	-	-	x	-	-	-	-	x
3.2 Other securities	-	-	-	-	-	-	-	-	-	-
3.2.1 Structured	-	-	-	-	x	-	-	-	-	x
3.2.2 Other	-	-	-	-	x	-	-	-	-	x
Total A	-	-	-	-	-	-	-	-	-	-
B. Derivative instruments
1. Financial derivatives	x	-	6,996	-	x	x	-	8,004	-	x
1.1 Trading	x	-	6,996	-	x	x	-	8,004	-	x
1.2 Related with fair value option	x	-	-	-	x	x	-	-	-	x
1.3 Other	x	-	-	-	x	x	-	-	-	x
2. Credits derivatives	x	-	-	-	x	x	-	-	-	x
2.1 Trading	x	-	-	-	x	x	-	-	-	x
2.2 Related with fair value option	x	-	-	-	x	x	-	-	-	x
2.3 Other	x	-	-	-	x	x	-	-	-	x
Total B	x	-	6,996	-	x	x	-	8,004	-	x
Total (A+B)	x	-	6,996	-	x	x	-	8,004	-	x

L1 = Level 1
L2 = Level 2
L3 = Level 3
VN = nominal value or notional
FV = fair value
FV* = fair value calculated excluding changes in value due to changes in the creditworthiness of the issuer since the issue date

This item reflects the negative change in the derivative financial instruments hedging the securitization transactions entered into with the same banks as those involved in such transactions.

Section 6 – Hedging derivatives – Item 60

6.1 Hedging derivatives: breakdown by hedging type and fair value

	Fair Value	31/12/2016		NV	Fair Value	31/12/2015		NV
	L1	L2	L3	31/12/2016	L1	L2	L3	31/12/2015
A. Financial derivatives	-	68,936	-	12,763,470	-	61,403	-	9,426,514
1) Fair value	-	63,387	-	11,438,442	-	53,920	-	8,639,424
2) Cash flows	-	5,549	-	1,325,028	-	7,483	-	787,090
3) Net investment in foreign subsidiaries	-	-	-	-	-	-	-	-
B. Credit derivatives	-	-	-	-	-	-	-	-
1) Fair value	-	-	-	-	-	-	-	-
2) Cash flows	-	-	-	-	-	-	-	-
Total	-	68,936	-	12,763,470	-	61,403	-	9,426,514

L1 = Level 1
L2 = Level 2
L3 = Level 3
NV = nominal value or notional

This item reflects the fair value of the derivative contracts entered into to hedge interest rate risks and includes interest accrued as at year-end.
Changes in value in these contracts, according to the fair value method, are reported through profit and loss, in item 70 “Gains (losses) on hedging activities” of the income statement.

6.2 Hedging derivatives: breakdown by hedged items and risk type

Operation	Fair Value						Cash flow		Net investments on foreign subsidiaries
	Micro-hedge					Macro-hedge	Micro-hedge	Macro-hedge
	Interest rate risk	Currency risk	Credit risk	Price risk	Multiple risks

1. Available for sale financial assets	-	-	-	-	-	x	-	x	x
2. Loans and receivables	-	-	-	x	-	44,351x	-	x	x
3. Held to maturity investments	x	-	-	x	-	x	-	x	x
4. Portfolio	x	x	x	x	x		x	-	x
5. Others	-	-	-	-	-	x	-	x	-
Total assets	-	-	-	-	-	44,351	-	-	-
1. Financial liabilities	14,312	3,345	-	x	-	x	754	x	x
2. Portfolio	x	x	x	x	x	-	x	-	x
Total liabilities	14,312	3,345	-	-	-	-	754	-	-
1. Highly probable transactions	x	x	x	x	x	x	-	x	x
2. Financial assets and liabilities portfolio	x	x	x	x	x	-	-	6,174	-

The generic column shows the amount of derivative contracts hedging the retail receivable portfolio. Such contracts have been accounted for with the fair value hedge (macro hedge).
The cash flow hedges refer to derivative contracts hedging interest rate risk. Such contracts, which are used for long-term rental activities, are recognized in accordance with the cash flow hedge method.

Section 10 – Other Liabilities – Item 100

10.1 Other liabilities: breakdown

Breakdown	Total	Total
	31/12/2016	31/12/2015
1. Due to employees	6,358	3,564
2. Operating lease payables	344,486	275,566
3. Due to social security institutions	12,050	6,812
4. Sundry payables	414,311	341,096
- Payables for goods and services	140,754	114,781
- Due to insurance companies	41,475	34,516
- Due to customers	42,221	30,584
- Reinsurance activities	47,404	35,507
- Others	56,920	68,694
- Accrued expenses and deferred income	85,537	57,014
Total	777,205	627,038

The item “Operating lease payables” mainly includes payables for the purchase of cars and for services rendered to the Group’s long-term-rental companies.

Line item “Payables for goods and services” includes:

•	the provision of administrative, tax and payment services at arm’s length by companies of the FCA Group;

•	incentives payable to the FCA Group’s dealer network;

•	charges payable to dealers and banks, mainly in connection with the Parent Company’s operations.

The item “Due to insurance companies” mainly relates to sums due by the parent company and the subsidiary Leasys.

Section 11 – Employee severance benefits – Item 110

11.1 Provision for employee severance pay: annual changes

	31/12/2016	31/12/2015
A. Opening balance	12,350	13,001
B. Increases	1,036	449
B.1 Provision of the year	31	420
B.2 Other increases	1,005	29
C. Reductions	1,113	1,100
C.1 Severance payments	1,003	668
C.2 Other decreases	110	432
D. Closing balance	12,273	12,350

This item reflects the residual obligation for severance indemnities, which was required until 31 December 2006 under Italian legislation to be paid to employees of Italian companies with more than 50 employees upon termination of employment. This severance can be paid in part to employees during their working lives, if certain conditions are met.

Post-employment benefits, as reported in the statement of financial position, represent the present value of this defined benefit obligation, as adjusted for actuarial gains and losses and for costs relating to labor services not previously recorded.

Provisions for defined benefit pension plans and the annual cost recorded in the income statement are determined by independent actuaries using the projected unit credit method.

Other information

Changes in defined benefit obligations (IAS 19, paragraph140 and 141)

Defined benefit obligation as of 01.01.2016	12,350
a. Service cost	-
b. Interest cost	31
c. Curtailment	-
d. Other costs	-
e. Employer's contribution	-
f. Interest income on plan assets	-
g.1 Return on plan assets greater/(less) than discount rate	394
g.2 Return on plan assets greater/(less) than demographic assumptions	(10)
g.3 Net actuarial (gain)/loss: others	294
h. Plan participants' contributions	(773)
i. Past service costs/(income) and curtailment (gains) and losses	-
l. Intercompany transactions	(12)
m. Other changes	-
Total defined benefit obligations as of 31/12/2016	12,273

Description of the main actuarial assumptions (IAS 19, paragraph 144)
In order to complete the required assessments it is necessary to adopt the appropriate demographic and economic assumptions referred to:

•	mortality rates

•	disability

•	employees leaving the company (resignation or layoff)

•	applications for anticipation

•	future employees career (hypothetical promotions to higher categories included)

•	purchasing power evolution
Particularly, based on the FCA Bank S.p.A., following assumptions have been adopted:

Main actuarial Assumptions	ITALY
TFR
Discount rates	1.09%
Estimated future salary increases rate (inflation included)	-0.43%
Expected inflation	1.5%
Mortality rate	SI2014 (modified on the basis of historical data)
Yearly employees outflow average	7.53%

Section 12 – Provisions for risks and charges – Item 120

12.1 Provisions risk and charges: breakdown

Items	31/12/2016	31/12/2015
1. Provision to retirement payments and similar	46,188	39,261
2. Other provisions	167,755	177,984
2.1 Legal disputes	2,547	2,913
2.2 Staff expenses	20,314	15,256
2.3 Other	144,894	159,815
Total	213,943	217,245

12.2 Provisions for risks and charges: annual changes

Items	Total
	Pensions and postretirement benefit obligations	Other provisions
A. Opening balance	39,261	177,984
B. Increases	11,348	54,498
B.1 Provision for the year	3,306	46,509
B.2 Changes due to the passage of time	-	-
B.3 Difference due to discount-rate changes	-	-
B.4 Other increases	8,042	7,989
C. Decreases	4,421	64,727
C.1 Use during the year	999	31,222
C.2 Difference due to discount-rate changes	-	-
C.3 Other decreases	3,422	33,505
D. Closing balance	46,188	167,755

12.3 PENSIONS AND OTHER POST–RETIREMENT DEFINED –BENEFIT OBLIGATIONS
Referring to provision for retirement benefits, the actuarial amounts of provisions for defined benefit pension plans, required according to IAS 19, are determined by independent actuaries using the projected unit credit method, as described in Part A – Accounting Policies.

This item includes provisions for pension plans set up by foreign subsidiaries for €43.6 million (mainly FCA Bank Deutschland GmbH for €27.8 million).

The following table shows the main actuarial assumptions used for pension plans, distinguished by country (Italy and “Other countries”). The table also includes actuarial assumptions for the Italian post-employment benefits (“Trattamento di Fine rapporto – TFR”).

Main actuarial assumptions	ITALY		OTHER COUNTRIES
	Other provisions for retirement benefits	Other provisions for long-term employee	Pension plans	Other provisions for retirement benefits	Other provisions for long-term employee
Discount rates	1.09%	1.09%	1.44%	2.13%	1.75%
Estimated future salary increases rate (inflation included)	-0.43%	-0.43%	2.11%	2.13%	2.33%
Expected inflation	1.50%	1.50%	2.47%	2.13%	2.15%
Mortality rate	SI2014 (modified on the basis of historical data)			-	-
Yearly employees outflow average	7.53%	7.53%	6.88%	5.33%	5.33%

Provision for retirement benefits and similar obligations

Changes in defined benefit obligations

Changes in defined benefit obligation	31.12.2016
Defined benefit obligation as of the prior period end date	68,722
a. Service cost	2,045
b. Interest cost	1,667
c. Curtailment	-
d. Other costs	-
e. Employer's contribution	-
f. Interest income on plan assets	-
g.1 Return on plan assets greater/(less) than discount rate	12,183
g.2 Return on plan assets greater/(less) than demographic assumptions	190
g.3 Net actuarial (gain)/loss: others	(40)
h. Plan participants' contributions	(1,057)
i. Past service costs/(income) and curtailment (gains) and losses	(18)
l. Intercompany transactions	0
m. Other changes	(3,998)
Total defined benefit obligations as of 31/12/2016	79,696

Changes to plan assets	31.12.2016
Fair value of plan assets as of the prior period end date	29,461
a. Interest income on plan assets	807
b. Employers contribution	1,466
c. Disbursements from plan assets	(730)
d. Return on plan assets greater/(less) than discount rate	2,501
e. Other changes	4
Total benefit obligations as of 31./12/2016	33,508

12.4 Provisions for risks and charges: other provisions

	Total	Total
	31/12/2016	31/12/2015
1. Provisions for retirement benefits and similar obligations	46,188	39,261
2. Other provisions for employees	20,898	18,903
3. Provisions for tax risks	5,431	8,732
4. Provisions for legal disputes	1,670	2,041
5. Provisions for risks and charges related to operating leases	45,541	50,059
6. Provisions for sundry risks	94,215	98,249
Total	213,943	217,245

Provision for risks and charges related to operating leases
This provision mainly consists of provisions for future maintenance and insurance costs for cars provided under operating lease contracts.
Provision for tax risks
This item refers to provisions in connection with tax ligation and related charges.
Provisions for sundry risks
This item reflects provisions of €68 million for risks related, in the UK market, to the remaining value of the vehicles purchased with PCP (Personal Contract Purchase) loans and the customers’ option to terminate voluntarily their contract, under local laws.

The balance of these provisions reflects the risks in various markets related to the residual value of the vehicles, the respect of local regulations (i.e. consumer protection and anti-trust) and, more generally, to business risks. €12 million of this provision are related to the parent company.

On 15 July 2014, the Swiss Anti-trust authority (Wettbewerbskommission) announced publicly the start of an inquiry into the finance lease business in Switzerland involving a total of nine captive companies, among others. The Swiss subsidiary, FCA Capital Suisse SA, is one of the companies involved in the inquiry.
In case the Commission determines that a breach of the anti-trust law has been committed, it may levy penalties, in accordance with the applicable laws. These penalties depend on the length, seriousness and nature of the breach. The potential fine may represent as much as 10% of revenues generated in the market of reference for the past three financial years.
Against this backdrop, FCA Capital Suisse SA carried out a review with support from legal experts. The review revealed that fines are unlikely and, as such, no provisions were made.

Section 13 – Insurance provisions – Item 130

13.1 Insurance provisions: breakdown

	Direct business	Indirect business	Total	Total
			31/12/2016	31/12/2015
A. Non-life business	10,288	-	10,288	12,700
A.1 Provision for unearned premiums	6,509	-	6,509	8,129
A.2 Provision for outstanding claims	2,215	-	2,215	2,642
A.3 Other provisions	1,564	-	1,564	1,929
B. Life business	9,238	-	9,238	15,253
B.1 Mathematical provisions	5,320	-	5,320	9,705
B.2 Provisions for amounts payable	2,721	-	2,721	3,364
B.3 Other insurance provisions	1,197	-	1,197	2,184
C. Insurance provisions when investments risk is borne by the insured party	-	-	-	-
C.1 Provision for policies where the performance is connected to investment funds and market indices	-	-	-	-
C.2 Provision for pension funds	-	-	-	-
D. Total insurance provisions	19,526	-	19,526	27,953

Section 15 Group Shareholders’ Equity - Items 140, 160, 170, 180, 190, 200 and 220

15.1 Issued capital and treasury shares: breakdown

	Total	Total
	31/12/2016	31/12/2015
A. Equity
A.1 Ordinary share	700,000	700,000
A.2 Savings shares	-	-
A.3 Preferred share	-	-
A.4 Other share	-	-
B. Treasury shares
B.1 Ordinary share	-	-
B.2 Savings shares	-	-
B.3 Preferred share	-	-
B.4 Other share	-	-

15.2 Capital Stock - Parent Company’s number of shares: changes during the year

Ordinary
A. Issued shares as at the beginning of the year	700,000
- fully paid	700,000
- not fully paid	-
A.1 Treasury shares (-)	-
A.2 Shares outstanding: opening balance	700,000
B. Increases	-
B.1 New issues	-
- against payment	-
- business combinations	-
- bonds converted	-
- warrants exercised	-
- other	-
- free	-
- to employees	-
- to Directors	-
- other	-
B.2 Sales of treasury shares	-
B.3 Other changes	-
C. Decreases	-
C.1 Cancellation	-
C.2 Purchase of treasury shares	-
C.3 Business transferred	-
C.4 Other changes	-
D. Shares outstanding: closing balance	700,000
D.1 Treasury Shares (+)	-
D.2 Shares outstanding as at the end of the year	700,000
- fully paid	700,000
- not fully paid	-

Share capital is fully paid in. It consists of 700,000,000 shares with a nominal value of €1 each and, at year-end 2016, was unchanged from the previous year.

15.4 Reserves from allocation of profit: other information

	Legal	Statutory	Retained earnings	Others	Total
Opening Balance	29,298		821,066	44,476	894,840
B. Increases	7,924	-	114,684	-	122,608
B.1 Allocation of profit	7,924	-	114,684	-	122,608
B.2 Other changes	-	-	-	-	-
C. Decreases	-	-	(1,730)	-	(1,730)
C.1 Uses	-	-	-	-	-
- loss coverage	-	-	-	-	-
- distribution	-	-	-	-	-
- capitalization	-	-	-	-	-
C.2 Other changes	-	-	(1,730)	-	-
D. Closing balance	37,222	-	934,020	44,476	1,015,718

Section 16 – Non controlling interests

Non-controlling interests is attributable to FCA Bank GmbH, Ferrari Financial Services GmbH and other minorities.

16.1 - Item 210 - Equity attributable to minority interests

Name	31/12/2016	31/12/2015

Equity investments in consolidated companies with minority interests
1. FCA Bank GmbH	15,374	16,889
2. Ferrari Financial Services GmbH	19,960	-
Other equity investments	3,187	-
Total	38,521	16,889

16.2 Equity attributable to minority interests - Equity instruments: breakdown and annual changes

Name	31/12/2016	31/12/2015

1. Capital stock	3,389	2,500
2. Shares outstanding	-	-
3. Capital instruments	-	-
4. Share premium	2,877	-
5. Reserves	29,647	12,887
6. Revaluation reserves	26	22
7. Net income (loss) of the year	2,582	1,480
Total	38,521	16,889

Other information

1.	Issued guarantees and commitments

The Group has not provided guarantees nor commitments to third parties.

2. Assets used to guarantee own liabilities and commitments

Portfolios	Amounts	Amounts
	31/12/2016	31/12/2015
1. Financial instruments held for trading
2. Financial instruments designated at fair value
3. Financial instruments available for sale
4. Financial instruments held to maturity
5. Loans and receivables with banks	21,201	13,350
6. Loans and receivables with customers	5,894,493	4,526,618
7. Property, plant and equipment

Please note that under Item 6 "Loans to customers" represent the restricted activities arising from securitization transactions issued by the Company.
It is noted that, Senior notes - corresponding to €2.12 million – originated by internal securitization not registered in assets have been entrusted as guarantee against the loans received from the European Central Bank, as a result of the acceptance at the refinancing programme LTRO.

6. Assets subject to accounting offsetting or under master netting agreements and similar ones

Instrument type		Gross amounts of financial assets (a)	Financial liabilities offset in Balance Sheet (b)	Net Balance Sheet values of financial asset (c=a-b)	Related amounts not recognized in Balance Sheet		Net amounts	Net amounts
					Financial instruments (d)	Cash collateral received (e)	31/12/2016
							(f=c-d-e)	31/12/2015
1) Derivatives
2) Repos
3) Securities lending
4) Others		1,380,000	1,380,000	-	-	-	-	-
Total	31/12/2016	1,380,000	1,380,000	-	-	-	-	-
Total	31/12/2015	1,480,000	1,480,000	-	-	-	-	-

Netting refers to loans and deposits regulated under specific netting agreements which as such were presented net according to IAS 32.

PART C - INFORMATION ON THE CONSOLIDATED INCOME STATEMENT
Section 1 – Interest – Items 10 and 20

1.1 Interest income and similar revenue: breakdown

Caption/Technical forms	Debt securities	Loans	Other transactions	Total	Total
				31/12/2016	31/12/2015
1. Financial assets held for trading - Cash Instruments	-	-	-	-	-
2. Financial assets designated at fair value through profit or loss	-	-	-	-	-
3. Available for sale financial assets	-	-	-	-	-
4. Held to maturity investments	14	162	-	176	168
5. Loans and receivables with banks	-	27,268	562	27,830	6,548
6. Loans and receivables with customers	-	734,426	780	735,206	719,390
7. Hedging derivatives	x	x	-	-	-
8. Other assets	x	x	1,165	1,165	2,896
Total	14	761,856	2,507	764,377	729,002

1.3 Interest and similar income: other information

1.3.1 Interest income from financial assets denominated in currency

Items	31/12/2016	31/12/2015
Interest income from foreign currency assets	183,508	209,193

1.3.2 Interest income from finance leases

Items	31/12/2016	31/12/2015
Interest income from leasing	256,521	231,052

1.4 Interest expense and similar charges: breakdown

Items/Technical Forms	Debts	Securities	Other transactions	Total	Total
				31/12/2016	31/12/2015
1. Deposits from central banks	(1,047)	X	-	(1,047)	(82)
2. Deposits from banks	(73,954)	X	(6,636)	(80,590)	(112,523)
3. Deposits from customers	(7,677)	X	(2,465)	(10,142)	(2,475)
4. Debt securities in issue	X	(27,349)	(133,979)	(161,328)	(145,774)
5. Financial liabilities held for trading	-	-	-	-	-
6. Financial liabilities at fair value through profit or loss	-	-	-	-	-
7. Other liabilities and found	X	X	(1,679)	(1,679)	(204)
8. Hedging derivatives	X	X	(8,198)	(8,198)	(23,973)
Total	(82,678)	(27,349)	(152,957)	(262,984)	(285,031)

1.5 Interest expense and similar charges: differentials on hedging transactions

Items	31/12/2016	31/12/2015
A. Positive differentials on hedging transactions	34,592,706	24,741,664
B. Negative differentials on hedging transactions	(20,484,497)	4,053,807
C. Total (A-B)	14,108,209	28,795,471

1.6 Interest expense and similar charges: other information

1.6.1 Interest expense on liabilities denominated in currency

Items	31/12/2016	31/12/2015
Interest expense on liabilities held in foreign currency	(30,969)	(34,497)

1.6.2 Interest expense on financial lease

Items	31/12/2016	31/12/2015
Interest expense on finance lease transactions	(47)	(52)

Section 2 – Commissions – Items 40 e 50

2.1 Fee and commission income: breakdown

Type of service/Values	Total	Total
	31/12/2016	31/12/2015
a) guarantees given	-	-
b) credit derivatives	-	-
c) management, brokerage and consultancy services:	59,497	63,820
1. securities trading	-	-
2. currency trading	-	-
3. portfolio management	-	-
3.1. individual	-	-
3.2. collective	-	-
4. custody and administration of securities	-	-
5. custodian bank	-	-
6. placement of securities	-	-
7. reception and transmission of orders	-	-
8. advisory services	-	-
8.1 related to investments	-	-
8.2 related to financial structure	-	-
9. distribution of third party services	59,497	63,820
9.1 portfolio management	-	-
9.1.1. individual	-	-
9.1.2. collective	-	-
9.2 insurance products	59,311	63,820
9.3 other products	186	-
d) collection and payment services	516	21,620
e) securitization servicing	-	-
f) factoring services	17,610	17,245
g) tax collection services	-	-
h) management of multilateral trading facilities	-	-
i) management of current accounts	-	-
j) other services	44,944	17,647
Total	122,567	120,332

2.2 Fee and commission expenses: breakdown

Services/Amounts	Total	Total
	31/12/2016	31/12/2015
a) guarantees received	(1,646)	(92)
b) credit derivatives	-	-
c) management, brokerage and consultancy services:	-	-
1.trading in financial instruments	-	-
2. currency trading	-	-
3. portfolio management:	-	-
3.1 own portfolio	-	-
3.2 third party portfolio	-	-
4. custody and administration securities	-	-
5. financial instruments placement	-	-
6. off-site distribution of financial instruments. products and services	-	-
d) collection and payment services	(4,431)	(5,333)
e) other services	(36,528)	(34,794)
Total	(42,605)	(40,219)

The item “Services received from third parties” mainly represents costs for services supplied to customers in the insurance and finance lease businesses.
The item “Payment and collection services” mainly represents cost for the collection of finance lease payments and retail loan installments.
The item “Other fees and commissions” represents commission expenses and other expenses related to the insurance activity.

Section 4 – Net gain (loss) on trading activities– Item 80

4.1 Gains and losses on financial assets and liabilities held for trading: breakdown

Transactions / Income	Unrealized profits (A)	Realized profits (B)	Unrealized losses (C)	Realized losses (D)	Net Profit (A+B)-(C+D)

1. Financial assets held for trading	-	-	-	-	-
1.1 Debt securities	-	-	-	-	-
1.2 Equity	-	-	-	-	-
1.3 Units in investment funds	-	-	-	-	-
1.4 Loans	-	-	-	-	-
1.5 Other	-	-	-	-	-
2. Financial liabilities held for trading	-	-	-	-	-
2.1 Debt securities	-	-	-	-	-
2.2 Deposits	-	-	-	-	-
2.3 Other	-	-	-	-	-
3. Financial assets and liabilities in foreign currency: exchange differences	x	x	x	x	131
4. Derivatives	4,091	1,134	(2,783)	(3,596)	(1,154)
4.1 Financial derivatives:	4,091	1,134	(2,783)	(3,596)	(1,154)
- on debt securities and interest rates	4,091	1,134	(2,783)	(3,596)	(1,154)
- on equity securities and shares indexes	-	-	-	-	-
- On currencies and gold	x	x	x	x	-
- Other	-	-	-	-	-
4.2 Credit derivatives	-	-	-	-	-
Total	4,091	1,134	(2,783)	(3,596)	(1,023)

The items reflects changes in the fair value of assets and liabilities held for trading.

Section 5 – Net gain (loss) on hedging activities– Item 90

5.1 Fair value adjustments in hedge accounting: breakdown

Result/Values	0	Total	Total
		31/12/2016	31/12/2015
A. Incomes from:
A.1 Fair value hedging instruments		7,080	20,056
A.2 Hedged asset items (in fair value hedge relationships)		-	2,020
A.3 Hedged liability items (in fair value hedge relationship)		16,226	643
A.4 Cash-flow hedging derivatives (including ineffectiveness of net investment hedge)		-	-
A.5 Assets and liabilities denominated in currency (not derivative hedging instruments)		51,125	5,093
Total gains on hedging activities (A)		74,431	27,812
B. Losses on:
B.1 Fair value hedging instruments		(17,235)	(2,997)
B.2 Hedged asset items (in fair value hedge relationship)		(6,578)	(13,001)
B.3 Hedged liabilities items (in fair value hedge relationships)		(128)	(4,845)
B.4 Cash-flow hedging derivatives (including ineffectiveness of net investment hedge)		-	-
B.5 Assets and liabilities denominated in currency (not derivative hedging instruments)		(53,693)	(8,050)
Total losses on hedging activities (B)		(77,634)	(28,893)
C. Net profit from hedging activities (A -–B)		(3,203)	(1,081)

This item reflects the changes in fair value of derivative contracts recognized as Fair Value Hedge.

Section 8 – Impairment / Reinstatement of value of financial assets – Item 130

8.1 Impairment losses on loans and receivables: breakdown

Transactions/Income	Write - downs			Write - backs				Total
		(1)		(2)
	Specific		Portfolio	Specific		Portfolio		31/12/2016	31/12/2015
	Write - offs	Others		A	B	A	B
A. Loans and receivables with banks
- Loans	(48)	-	-	-	-	-	-	(48)	-
- Debt securities	-	-	-	-	-	-	-	-	-
B. Loans and receivables with customers
Deteriorated purchased loans
- Loans	-	-	x	-	-	x	x	-	-
- Debt securities	-	-	x	-	-	x	x	-	-
Other receivables
- Loans	(13,082)	(57,711)	(19,341)	3,733	20,092	-	19,020	(47,289)	(76,933)
- Debt securities	-	-	-	-	-	-	-	-	-
C. Total	(13,130)	(57,711)	(19,341)	3,733	20,092	-	19,020	(47,337)	(76,933)

A = From interests
B = Others
Compared with the previous year, the cost of risk was better than in the previous year.

Section 9 – Net premiums – Item 150

9.1 Premium earned (net): breakdown

Premiums from insurance	Direct business	Indirect business	Total	Total
			31/12/2016	31/12/2015
A. Life business
A.1 Gross premiums written (+)	6,896	-	6,896	11,029
A.2 Reinsurance premiums paid (-)	(6,207)	x	(6,207)	(9,927)
A.3 Total	689	-	689	1,102
B. Non-life business
B.1 Gross premium written (+)	1,867	-	1,867	1,767
B.2 Reinsurance premiums paid (-)	(1,680)	x	(1,680)	(1,590)
B.3 Change in gross value of premium reserve (+/-)	1,621	-	1,621	2,577
B.4 Change in provision for unearned premiums ceded to reinsurers (+/-)	(1,459)	-	(1,459)	(2,319)
B.5 Total	349	-	349	435
C. Total net premiums	1,038	-	1,038	1,537

Section 10 – Other income (net) from insurance activities – Voce 160

10.1 Other income (net) from insurance business: breakdown

	Total	Total
	31/12/2016	31/12/2015
1. Net change in insurance provisions	107	(407)
2. Claims paid pertaining to the year	(319)	(452)
3. Other income and expense (net) from insurance business	3,149	3,748
Total	2,937	2,889

10.2 Net change in insurance reserves: breakdown

Net change in technical reserves	Total	Total
	31/12/2016	31/12/2015
1. Life Business
A. Actuarial provisions	64	(355)
A.1 Gross amount for the year	642	(153)
A.2 Amount attributable to reinsures (-)	(578)	(202)
B. Other insurance reserves	-	-
B.1 Gross amount for the year	-	-
B.2 Amount attributable to reinsures (-)	-	-
C. Insurance reserves when investments risk is borne by the insured party	-	-
C.1 Gross amount for the year	-	-
C.2 Amount attributable to reinsures (-)	-	-
Total "Life Business Reserves"	64	(355)
2. Non-life Business
Change in provisions for non-life business other than claims provisions, net of amounts ceded to reinsures	43	(52)
Total "Non-life Business Reserves"	43	(52)

10.3 Claims settled during the year: breakdown

Charges for claims	Total	Total
	31/12/2016	31/12/2015
Life business: expense relating to claims, net of reinsurers' portions
A. Amounts paid out	(192)	(253)
A.1 Gross annual amount	(1,923)	(2,529)
A.2 Amount attributable to reinsurers	1,731	2,276
B. Change in reserve for amounts payable	-	-
B.1 Gross annual amount	-	-
B.2 Amount attributable to reinsurers	-	-
Total life business claims	(192)	(253)
Non-life business: expense relating to claims, net of amounts recovered from reinsurers
C. Claims paid	(127)	(199)
C.1 Gross annual amount	(1,266)	(1,987)
C.2 Amount attributable to reinsurers	1,139	1,788
D. Change in recoveries net of reinsurers' portion	-	-
E. Change in claims reserves	-	-
E.1 Gross annual amount	-	-
E.2 Amount attributable to reinsurers	-	-
Total non-life business claims	(127)	(199)

10.4 Other income/expense (net) from insurance activities

10.4.1 Other income/expense (net) from insurance activities - life insurance

		Total	Total
		31/12/2016	31/12/2015
Life insurance
A. Revenues		2,668	4,120
- Other technical revenues net of reinsurance ceded		-	-
- Revenues and unrealized capital gains related to investments in favour of insured parties who bear the risk		-	-
- Change in commissions and Other acquisition costs to be amortized		-	-
- Commissions and profit-sharing received from reinsurers		2,668	4,120
- Other revenues		-	-
B. Expenses		(537)	(1,416)
- Other technical expenses net of reinsurance ceded		-	-
- Expenses and unrealized capital losses related to investments in favour of insured parties who bear the risk		-	-
- Acquisition commissions		-	-
- Other acquisition expenses		-	-
- Collection commissions		-	-
- Other expenses		(537)	(1,416)
	Total Life insurance (A - B)	2,131	2,704

10.4.2 Other income/expense (net) from insurance activities – non life insurance

		Total	Total
		31/12/2016	31/12/2015
Non-life insurance
A. Revenues		1,175	1,281
- Other technical revenues net of reinsurance ceded		-	-
- Revenues and unrealized capital gains related to investments in favour of insured parties who bear the risk		-	-
- Change in commissions and Other acquisition costs to be amortized		-	-
- Other revenues		1,175	1,281
B. Expenses		(157)	(237)
- Other technical expenses net of reinsurance ceded		-	-
- Acquisition commissions		-	-
- Other acquisition expenses		-	-
- Collection commissions		-	-
- Other expenses		(157)	(237)
	Total Non-life insurance (A - B)	1,018	1,044

Section 11 – Administrative expenses – Item 180

11.1 Staff expenses: breakdown

Type of expense/Amounts	Total	Total
	31/12/2016	31/12/2015
1) Employees	(131,674)	(133,762)
a) wages and salaries	(86,446)	(87,886)
b) social security contributions	(23,492)	(23,159)
c) Severance pay (only for Italian legal entities)	(2,351)	(654)
d) Social security costs	-	-
e) allocation to employee severance pay provision	(35)	(9)
f) provision for retirements and similar provisions:	(3,303)	(3,434)
- defined contribution	(174)	-
- defined benefit	(3,129)	(3,434)
g) payments to external pension funds:	(1,874)	(3,640)
- defined contribution_old	(1,725)	(3,355)
- defined benefit	(149)	(285)
h) Expenses resulting from share based payments	-	-
i) other employee benefits	(14,173)	(14,980)
2) Other staff	(16,658)	(10,941)
3) Directors and Statutory Auditors	(774)	(781)
4) Early retirement costs	-	-
Total	(149,106)	(145,484)

11.2 Average number of employees by category

	Total	Total
	31/12/2016	31/12/2015
1) Employees	1,992	1,930
a) senior managers	65	62
b) managers	208	195
c) remaining employees staff	1,719	1,673
2) Other staff	-	-
Total	1,992	1,930

11.3 Post employment defined benefit plans: costs and revenues
With reference to pension funds, please refer to the movement shown in item 120 Provisions for risks and charges of Liabilities.
11.4 Other benefits in favor of employees
The balance of other benefits to employees as at December 31, 2016 amounted to Euro thousand 4,518.
The caption mainly includes costs on provisions on employees for Euro thousand 13,014.

11.5 Other administrative expense: breakdown

Item / Sector	Total	Total
	31/12/2016	31/12/2015
1. Consulting and professional services	(30,432)	(22,254)
2. EDP costs	(24,719)	(28,346)
3. Rents and utilities	(10,583)	(11,536)
4. Indirect and other taxes	(10,647)	(9,869)
5. Advertising and promotion expenses	(6,478)	(5,855)
6. Other expenses	(12,943)	(3,911)
Total	(95,802)	(81,771)

Section 12 – Net provisions for risks and charges– Item 190

12.1 Net provisions for risks and charges: breakdown

	31/12/2016		31/12/2015
	Write-downs	Write-backs	Write-downs	Write-backs
1. Provisions for risks and charges related to operating leases	(14,745)	19,782	(15,950)	10,531
1.1 Future maintenance provision	(14,306)	19,782	(15,950)	10,482
1.2 Self-insurance provision	(439)	-	-	49
2. Provisions to other risks and charges	(16,858)	1,192	(11,886)	10,926
3. Technical insurance reserve	-	-	-	-
4. Legal risks	(351)	283	-	-
Total	(31,954)	21,257	(27,836)	21,457

Section 13 – Net value adjustments/write-backs of property, plant and equipment – Item 200

13.1 Depreciation/impairment on property, plant and equipment: breakdown

Asset/Income	Depreciation	Impairment losses	Write-backs	Net result
				(a + b + c)
	(a)	(b)	(c)	31/12/2016
A. Property, equipment and investment property
A.1 Owned	(272,862)	(7,751)	170	(280,443)
- For operational use	(272,862)	(7,751)	170	(280,443)
- For investment	-	-	-	-
A.2 Acquired through finance lease	-	-	-	-
- For operational use	-	-	-	-
- For investment	-	-	-	-
Total	(272,862)	(7,751)	170	(280,443)

Section 14 – Net value adjustments/write-backs of intangible assets – Item 210

14.1 Amortization/impairment on intangible assets: breakdown

Asset/Income	Amortization	Impairment losses	Write-backs	Net result
				(a + b + c)
	(a)	(b)	(c)	31/12/2016
A. Intangible assets
A.1 Owned	(6,946)	-	-	(6,946)
- Generated internally by the company	-	-	-	-
- Other	(6,946)	-	-	(6,946)
A.2 Held by Finance leases	-	-	-	-
Total	(6,946)	-	-	(6,946)

Section 15 – Other net operating income– Item 220

15.1 Other operating expenses: breakdown

Item	Total	Total
	31/12/2016	31/12/2015
1. Credit collection expenses	(14,091)	(14,269)
2. Information charges	(1,443)	(953)
3. Other expenses:	(308,045)	(297,998)
3.1 operating lease charges	(260,336)	(277,113)
3.2 finance lease charges	(2,936)	(4,314)
3.3 contract expenses	(11,230)	(5,645)
3.4 sundry charges	(33,543)	(10,926)
TOTAL	(323,579)	(313,220)

15.2 Other operating incomes: breakdown

	Total	Total
	31/12/2016	31/12/2015
1. Expense recoveries	22,039	38,399
2. Income from operating leases	690,736	669,299
3. Income from finance lease	2,956	5,276
4. Sundry income	33,615	10,168
TOTAL	749,346	723,142

Section 16 – Profit (loss) on equity investments – Item 240

16.1 Profit (loss) on equity investments: composition

P&L Items/Sectors	Total	Total
	31/12/2016	31/12/2015
1. Jointly ventures
A. Income
1. Revaluations
2. Gains on disposal
3. Write-backs
4. Other income
B. Expense
1. Write-downs
2. Impairment losses
3. Losses on disposal
4. Other expenses
Net profit
2. Companies subject to significant influence
A. Income
1. Revaluations
2. Gains on disposal
3. Write-backs
4. Other income
B. Expense	(32)
1. Write-downs	(32)
2. Impairment losses
3. Losses on disposal
4. Other expenses
Net profit	(32)
Total	(32)

Section 20 – Income tax for the period on continuing operations – Item 290

20.1 Tax expense (income) related to profit or loss from continuing operations: breakdown

Income components/Sectors	Total	Total
	31/12/2016	31/12/2015
1. Current tax expense (-)	(77,189)	(89,965)
2. Changes of current tax expense of previous years (+/-)	1,038	(853)
3. Reduction in current tax expense for the period (+)	289	(492)
3. bis Reductions in current tax expense for the period due tax credit related to L. 214/2011 (+)	-	-
4. Changes to deferred tax assets (+/-)	(6,725)	(2,329)
5. Changes to deferred tax liabilities (+/-)	(22,361)	(16,693)
6. Tax expense for the year (-) ( -1+/-2+3+3bis+/-4+/-5)	(104,948)	(110,330)

This item reflects taxes for the year and the change in deferred tax assets and liabilities occurred during the same period.

20.2 Reconciliation of theoretical tax liability and actual tax liability recognized

IRES

Profit for the year	311,560
Tax expense related to profit or loss from continuing operations	104,948
Profit for the year before taxes	416,508
Theoretical tax rate	27.5%
Theoretical tax liability	114,540
Increase effect of permanent differences	2,036
Decrease effect of permanent differences	(3,038)
Effect of expenses that do not form taxable income
Effect of deferred tax assets relating to prior years reversed during the year	(18,054)
Consolidation effect	96,028
Effective tax rate	23%

IRAP

Profit for the year	311,560
Tax expense related to profit or loss from continuing operations	104,948
Profit for the year before taxes	416,508
Theoretical tax rate	5.57%
Theoretical tax liability	23,199
Increase effect of permanent differences	703
Decrease effect of permanent differences	(2,835)
Effect of expenses that do not form taxable income	2,371
Effect of deferred tax assets relating to prior years reversed during the year
Consolidation effect	(13,974)
Actual tax liability B	9,464
Effective tax rate	4.00%
Actual tax liability recognized A+B	105,492
Total effective tax rate (IRAP+IRES)	25%

Prior years tax adjustments C	(544)
Total tax charges A+B+C	104,948
Total tax rate	15.57%

Section 22 – Net Profit for the period attributable to Minority Shareholders – Item 330

22.1 Breakdown of item 330 “Minority gains (losses)”
The profit attributable to minority interests amounted to 2,583 thousand of euro, attributable to FCA Bank GmbH and Ferrari Financial Services GmbH.

Section 24 – Earnings per share

24.1 Average number of ordinary shares
The share capital of the Parent Company consists of 700,000,000 share with a nominal value of euro 1 each.

PART D - CONSOLIDATED COMPREHENSIVE INCOME

OTHER COMPREHENSIVE INCOME STATEMENTS - DETAILS

Items		31/12/2016
		Gross Amount	Tax Effects	After tax effects
10.	Net Profit (Loss) for the year	416,508	(104,948)	311,560
	Other comprehensive income after tax not to be recycled to income statement	(9,361)	1,254	(8,107)
20.	Tangible assets			-
30.	Intangible assets			-
40.	Defined benefit plans	(9,361)	1,254	(8,107)
50.	Non current assets classified as held for sale			-
60.	Valuation reserves from investments accounted for using the equity method			-
	Other comprehensive income after tax to be recycled to income statement	(55,462)	(138)	(55,600)
70.	Hedge of foreign investments:
	a) changes in fair value
	b) reclassification through profit or loss
	c) other changes:
80.	Exchange differences:	(55,979)		(55,979)
	a) fair value changes
	b) reclassification through profit or loss
	c) other changes:	(55,979)		(55,979)
90.	Cash flow hedges:	517	(138)	379
	a) changes in fair value	517	(138)	379
	b) reclassifications through profit or loss
	c) other changes:
100.	Available-for-sale financial assets:
	a) changes in fair value
	b) reclassifications trough profit or loss
	- impairment losses
	- following disposal
	c) other changes:
110.	Non current assets classified as held for sale:
	a) changes in fair value
	b) reclassifications through profit or loss
	c) other changes:
120.	Valuation reserves from investments accounted for using the equity method:
	a) changes in fair value
	b) reclassifications trough profit or loss
	- impairment losses
	- following disposal
	c) other changes:
130.	Total of other comprehensive income after tax	(64,823)	1,116	(63,707)
140.	Comprehensive income (Items 10+130)	351,683	(103,830)	247,853
150.	Consolidated comprehensive income attributable to minorities	2,583		2,583
160.	Consolidated comprehensive income attributable to parent company	349,100	(103,830)	245,270

PART E - INFORMATION ON RISK AND RELATED RISK MANAGEMENT POLICIES
The FCA Bank Group attributes significant importance to risk measurement, management and control as key conditions to ensure sustainable growth in such a highly complex and dynamic economic context as the current one.
Risk monitoring and control is carried out by second- (Compliance e Risk & Permanent Control) and third-level (Internal Audit) functions.
In particular, the Risk & Permanent Control function ensures that risk strategies are consistent with growth and profitability targets.
The Parent Company, in keeping with the Final Report “Guidelines on ICAAP and ILAAP information collected for SREP purposes” (EBA/GL/2016/10, of 3 November 2016) revised its own consolidated ICAAP, as well as the guidelines that the subsidiaries falling within the banking perimeter are required to adopt.
The Company – in accordance with the Supervisory Instructions on capital adequacy (so-called Second Pillar) – designed its own internal capital adequacy assessment process (ICAAP).
The calculation of current and prospective Total Internal Capital is carried out at least every six months, with event-based revaluations in case of significant organizational and/or strategic changes.
The identification and mapping of risks is an ongoing process, to improve risk management and to update the map of risks to which the Group is exposed.
The FCA Bank Group, in its capacity as a Group 2 bank with consolidated or separate assets in excess of €3.5 billion, uses standardized methods to measure all its risks.
Moreover, the Group developed and set up its own Risk Appetite Framework (“RAF”), to outline the risk profile that the Group is willing to bear to pursue its own strategic objectives.
The RAF is an organic and structured approach, which extends from the Risk Management function to the Group as a whole to:

•	ensure that the Board of Directors and management are properly involved in the Group’s risk management;

•	combine strategic policies and business choices with risk propensity;

•	ensure that shareholder value and returns are generated;

•	comply with all regulatory requirements;

•	activate a structured approach for the management, implementation and monitoring of the Risk Appetite Framework at all Group levels;

•	define precisely roles and responsibilities in case of breaches of risk propensity and to foster dialogue among the areas concerned at both Parent and Subsidiary level.

Section 1 – RISKS OF THE BANKING GROUP
1.1 Credit risk
Qualitative disclosures

1.	Overview
Credit risk reflects the probability that the creditworthiness of a borrower is such as to result in this borrower’s default, causing unexpected losses in relation to any unsecured credit on balance or off-balance exposure. It includes also counterparty risk, that is the risk that the counterparty in a transaction involving certain instruments (credit and financial derivatives, repurchase agreements, security/commodity lending, margin loans) fail to honor their obligations before the transaction is finally settled.
This risk materializes in relation to the Group’s core business, that is:

•	Providing of consumer credit and leases to buyers/lessees of vehicles manufactured by its industrial partners (Retail business line);

•	Lending to dealers of the industrial partners (Dealer financing business line);

•
Holding and control of investments in commercial companies that are not part of the Banking Group in Italy and in Europe. Moreover, the Bank provides financial support to the subsidiaries through the provision of lines of credit and by posting guarantees with other lenders.

The calculation of internal capital required for the Group’s credit risk is performed, in accordance with Circular 285 of Banca d’Italia for Group 2 banks, by using the standardized method adopted to compute capital requirements under Pillar I.
With the transformation into a bank, the regulatory classification of exposures is consistent with the regulatory framework of reference. By upgrading its information systems, the Parent Company now has the tools for the application of the new criteria and compliance with the relevant supervisory returns in 2015.
To calculate the internal capital required for counterparty risk – in keeping with the credit risk computed with the standard methodology – the Group applies the current value method to determine the exposure at default to each counterparty.
To calculate capital requirements in relation to CVA (Credit Valuation Adjustment) risk, the Group adopts the standardized method provided for by article 384 of Regulation (UE) no. 575/2013 (CRR).

2.	Credit risk management policies
Organizational aspects
The FCA Bank Group’s policies are designed in general and essentially to take risks that must be:

•	controlled;

•	reasonable;

•	kept within certain standards.
The FCA Bank Group has a specific Credit Manual that is intended to:

•	support credit approval managers in their assessments;

•	set and maintain the quality of credit standards;

•	meet customers’ credit requirements;

•	seize the commercial opportunities made available by the possibility to develop new financial products in markets and to limit losses.

The above criteria must ensure that financing transactions are profitable.
Management, measurement and control systems
Roles and responsibilities
In this context the FCA Bank Group manages risk through a specific segregation of roles and responsibilities involving:

•	Board of Directors;

•	Board Executive Credit Committee;

•	Credit Committee of the Parent Company;

•	Local Credit Committees.

In the credit area, the Board of Directors is responsible for:

•	setting credit risk policies and any amendment thereof;

•	adopting and approving the system to delegate powers and any modification thereof;

•	approving from time to time changes in the scorecard cut-offs (delegated to the Credit Committees);

•	setting from time to time the credit approval limits attributed to the Credit Committees and the individual - country managers.
The Board Executive Credit Committee is authorized by the Board of Directors to approve the credit applications that fall within the purview of the Board of Directors. The Credit Committee is responsible for:

•	recommending credit risk policies (and any change thereof) to the Board of Directors;

•	defining credit approval limits within the interval set from time to time by the Board of Directors for every business managed by the FCA Bank Group;

•	proposing changes to the scorecards and modifying them as specifically authorized by the Board of Directors;

•	assessing and analyzing risk performance;

•	analyzing any issues assigned by the Board of Directors;

•	adopting decisions, within its authority, on credit approval requests coming from the Market and analyzing the requests to be submitted to the Board of Directors.
The HQ Internal Credit Committee is responsible for:

•	Approving credit applications within the limits of delegated authority;

•	Preparing for review and approval credit applications beyond the limits of delegated authority;

•	Evaluating and changing the Parent Company’s and the local companies’ credit manuals;

•	Evaluating and approving deviations from the credit policies established by the Parent company, upon the Markets’ request;

•	Evaluating and approving powers delegated to the Markets.
Local Credit Committees are responsible for:

•
Establishing local applications of general policies and guidelines for credit approval, control and collection by adapting the FCA Bank Group’s General Principles and Rules to the country’s practices and laws;

•	Formalizing and updating the Market’s Credit Policy Manual;

•	Analyzing credit exposures and lines of credit;

•	Setting, within the scope of their own authority, credit approval limits and processes (to be formalized in the Market’s Credit Policy Manual);

•	Attributing powers within their own organizational structure, to be submitted for approval to the Parent Company’s HQ Internal Credit Committee;

•	Approving credit applications within the scope of delegated authority.

Risk mitigation techniques
The FCA Bank Group has a model to manage and mitigate risk in keeping with the provisions of the Group’s Credit Manual, with reference to:

•	monitoring of specific KRIs;

•	second-level control activities carried out by R&PC – GRM with specific reference to Credit review, Dealer Financing review and Collection review.

•	the issue, on 30 September 2015, of a Credit Risk Mitigation (CRM) policy.

Monitoring of specific KRIs
Every month the R&PC – GRM department monitors developments in the credit portfolio surveying, for every business line (Retail, Dealer Financing and Rental), the performance of specific key risk indicators (KRIs) and compliance with the risk limits set in advance:

•	Non-Performing Loans (NPL) Ratio, calculated as the ratio of loans past due for over 90 days to total credit exposure at month-end;

•	Cost of Risk (CoR) Ratio, calculated as the ratio of total allowance for loan and lease losses and the average credit exposure calculated at month-end.
Moreover, with specific reference to the Retail business, R&PC - GRM monitors developments in:

•	SIRN, calculated as the number of contracts of a given generation (N) with two or more instalments past due as a share of total contracts of the same generation;

•	Collection indicators, calculated in relation to total outstanding in collection;
Litigation indicators, calculated in relation to total outstanding in litigation.

Use of guarantees
When credit applications are processed, the Bank and the other Group companies may request applicants to provide guarantees in order to approve their requests. Risk mitigation techniques are used mainly in the dealer financing business line.
Below, details are provided of the types of guarantees allowed by current credit policies:

•	Collateral: pledged assets, deposits, mortgage security.

•	Third-party guarantees: bank guarantees, insurance companies (bonds), sureties.

•	Other types: third-party deposits, comfort letters, retention of title, assignment of proceeds, buy back obligation.
In case of guarantees other than those allowed, or in case of guarantees allowed with characteristics other than those described above, the individual subsidiaries are required to request authorization (or ratification) from the Parent Company to set the credit limit.
To ensure that guarantees are fully effective, the Parent Company has introduced specific controls intended to ascertain the existence of the following elements:

•	Certainty of the issue date, which is obtained with the inclusion of a date and by complying with and completing the necessary formalities;

•	Concurrent execution with the financing;

•	Reference to the underlying transaction.
Every subsidiary is responsible for managing any guarantee and collateral (definition of adequate security contents, validity check, control of renewals and expiration dates) and for providing adequate information to the Dealer Financing department of the Parent Company.

The regulatory framework allows for the early detection of potential problems through technics of credit risk mitigation (CMR). These consist of credit ancillary contracts or other instruments and technics that determine reduction of credit risk, used when calculating capital requirements. Currently FCA Bank S.p.A. uses, as credit risk mitigation for prudential purposes, the following instruments:

•	Clearing operations of transaction in derivatives;

•	REPO type operations;

•	On-balance sheet netting.

Second-level control activity carried out by the R&PC – PC department
Within the scope of second-level controls, the R&PC – PC department is responsible for the following activities:

•	Credit reviews, which involve a number of controls over the activity carried out;

•	in the Retail Financing area with the objective to:

•	ensure compliance with the Group’s credit policies and the procedures in place,

•	verify that data is properly entered in the system both for applications approved automatically and for applications processed by the acceptance unit of the Retail & Corporate Underwriting department,

•	determine any training requirements,

•	identify potential concentration risks;

•	recommend solutions to keep “acceptable” credit standards; and

•	in the Dealer Financing area with the objective to:

•	ensure that the control plan for the wholesale business is adequately implemented and carried out with the frequency required;

•	recommend solutions to improve the control plan;

•	verify that data are properly entered in the system and that such data are consistent with the lines of credit approved and the limits for substantial transactions;

•	bring to light critical results of the process and plan proper corrective action.

•	Collection Reviews, which involve a number of controls over the collection activity with the objective to:

•	ensure the proper application of the Group’s guidelines;

•	recommend solutions to improve the collection process;

•	verify that data are entered properly in the system;

•	assess the level of application of local collection rules;

•	determine any training requirements.

For more details on the internal rules and regulations governing the above, reference is made to the following procedures:

•	Retail Credit Review Procedure;

•	Dealer Financing Review Procedure;

•	Collection Review Procedure.

Credit Risk Mitigation (CRM) policy
In keeping with the provisions of the Supervision Authority on the recognition, for prudential purposes, of credit risk mitigation (CRM) techniques, the Parent Company, FCA Bank, has a policy in place to manage such mitigation techniques. Specifically, such techniques include contracts ancillary to the principal credit agreement or other tools and methods to achieve a reduced credit risk exposure, which are given due weight in calculating capital requirements.
The Policy is designed to set out:

•	the general characteristics of credit risk mitigation (CRM) techniques;

•	the requirements that need to be met by guarantees to be considered for credit risk mitigation purposes;

•	the credit risk mitigation tools utilized by FCA Bank.

Specifically, the Policy lays down the general and specific CRM principles as governed by chapter 4, section 1, articles 192 et seq. For anything not expressly provided for by the Policy, the CRR will apply.
The CRM techniques used in calculating capital requirements consist of two general categories:

•
funded credit protection‧ means a technique of credit risk mitigation where the reduction of the credit risk on the exposure of an institution derives from the right of that institution, in the event of the default of the counterparty or on the occurrence of other specified credit events relating to the counterparty, to liquidate, or to obtain transfer or appropriation of, or to retain certain assets or amounts, or to reduce the amount of the exposure to, or to replace it with, the amount of the difference between the amount of the exposure and the amount of a claim on the institution (Ref. art. 4 of CRR, paragraph 58).

•
unfunded credit protection‧ means a technique of credit risk mitigation where the reduction of the credit risk on the exposure of an institution derives from the obligation of a third party to pay an amount in the event of the default of the borrower or the occurrence of other specified credit events (Ref. art. 4 of CRR, paragraph 59).

Impaired financial assets
The criteria utilized to classify the credit risk related to impaired positions and the policies to write-off financial assets are in keeping with the law.

Regarding Retail financing, generally speaking, no individual provisions are made for claims on borrowers who have a total exposure below the €150,000 threshold, as the statistical methodologies adopted by the Company to calculate collective provisions are more effective in valuing the claim, given the fragmentation of the portfolio.
On the other hand, provisions for claims on borrowers with an exposure in excess of €150,000 are calculated on an individual basis, as inclusion in statistical models would affect such models’ validity.
Specifically, individual provisions are made as follows:

•	customers undergoing bankruptcy proceedings or with an exposure more than 8 months past due: provisions equal to 100% of the amount of the financing outstanding;

•	customers with exposures more than six months past due: provisions equal to 60% of the financing outstanding;

•	customers with exposures past due from 1 to 6 months: provisions equal to 10% of the financing outstanding;

•	customers who are current: provisions determined by the collective provision model for financing outstanding with 0 instalments past due.
On the other hand, the overall portfolio, as a basis of calculation considered for collective provision purposes, includes all the claims for which no individual provisions have been made. Collective provisioning, which takes into account the overall portfolio, is based on the rolling to the loss area in the time window between two different observations (Probability of Loss) and the quantification of the final loss for every contract (Loss Amount).
Regarding Dealer Financing, instead, all claims for which there is an objective condition of partial or total uncollectibility are considered for individual provision purposes. Analysis is performed for every type of borrower and financing product.
In particular, for calculation purposes, the following claim categories are considered:

•	exposures to customers in manifested financial distress;

•	deteriorated exposures, customers in permanent financial distress.
The overall portfolio to be considered as the basis for collective provisioning includes the carrying amount of all the positions for which no individual provisions are made.
The percentage to be applied, to calculate collective provisioning, is based on the historical trend of write-offs by year of generation, regardless of its recognition as a loss in the income statement.
The average percentage to calculate provisions are determined by product, using as a basis of observation the last 5 financial years, and is calculated by dividing the amount of doubtful exposure by product for the year with the average outstanding amount for that product.
It is necessary to adjust risk percentages in the presence of special market conditions and credit risk quality that suggest that provisions made on the basis of past experience is not fully reliable.
The collective provision percentage is calculated by the Dealer Financing department, which must share it with the Financial Planning & Analysis department. In the event that the cash flows of a receivable against which provisions have been made are collected after one year, it will be necessary to adjust the provision for the effect of the present value of such cash flows.
Aspects related to consumer credit
The Retail activity is intended mainly to fund purchases of vehicles manufactured by the FCA Group.
Moreover, the Group provides financing in the non-captive channel; this line of business is called Non-Captive.
The retail credit portfolio is marked by a high degree of granularity.
Exposures to individual customers or groups of customers are managed at the operating company level, where the approval process is governed by the rules and limits set by Group credit policies and the overall risk level is brought to light.

Quantitative disclosures

A.	Credit quality
A.1 Impaired and performing loans: amounts, write-downs, changes, distribution by business activity/region

A.1.1 Breakdown of financial assets by portfolio and credit quality (carrying value)

Portfolios/quantity		Non-performing loans	Unlikely to pay	Impaired past due exposures	Not impaired past due exposures	Other not impaired exposures	Total

1. Available-for-sale financial assets		-	-	-	-	12	12
2. Held-to-maturity financial instruments		-	-	-	-	9,563	9,563
3. Loans and receivables with banks		-	-	-	-	1,497,903	1,497,903
4. Loans and receivables with customers		23,669	111,807	19,584	300,623	18,100,213	18,555,896
5. Financial assets at fair value through profit or loss		-	-	-	-	-	-
6. Financial instruments classified as held for sale		-	-	-	-	-	-
Total	31/12/2016	23,669	111,807	19,584	300,623	19,607,684	20,063,374
Total	31/12/2015	38,644	95,990	31,523	234,070	16,396,648	16,796,875

A.1.2 Breakdown of credit exposures by portfolio and credit quality (gross and net values)

Portfolio / Quality (Figures must be filled in absolute values)		Impaired assets			Not impaired assets			Total (net exposure)
		Gross exposures	Specific write-downs	Net exposure	Gross exposures	Portfolio adjustments	Net exposure
1. Available-for-sale financial assets		-	-	-	12	-	12	12
2. Held-to-maturity financial instruments		-	-	-	9,563	-	9,563	9,563
3. Loans and receivables with banks		-	-	-	1,497,903	-	1,497,903	1,497,903
4. Loans and receivables with customers		298,102	(143,034)	155,068	18,540,560	(139,732)	18,400,828	18,555,896
5. Financial assets at fair value through profit or loss		-	-	-	X	X	-	-
6. Financial instruments classified as held for sale		-	-	-	-	-	-	-
Total	31/12/2016	298,102	(143,034)	155,068	20,048,038	(139,732)	19,908,306	20,063,374
Total	31/12/2015	302,274	(136,115)	166,159	16,775,482	(144,765)	16,630,717	16,796,876

A.1.3 Banking group - On- and off - Balance Sheet credit exposure to banks: gross, net values and residual life

Type of exposure/Amounts	Gross exposure					Specific write-downs	Portfolio adjustments	Net exposure
	Impaired exposures				Not impaired exposures
	Till 3 months	Between 3 and 6 months	Between 6 months and 1 year	Over 1 year
A. BALANCE SHEET EXPOSURE
a) Non-performing loans	-	-	-	-	X	-	X	-
-of which: forborne exposures	-	-	-	-	X	-	X	-
b) Unlikely to pay	-	-	-	-	X	-	X	-
- of which forborne exposures	-	-	-	-	X	-	X	-
c) Impaired past due exposures	-	-	-	-	X	-	X	-
- of which forborne exposures	-	-	-	-	X	-	X	-
d) past due not impaired	X	X	X	X	-	X	-	-
- of which forborne exposures	X	X	X	X	-	X	-	-
e) Other not impaired exposures	X	X	X	X	1,486,157	X	-	1,486,157
- of which forborne exposures	X	X	X	X	-	X	-	-
TOTAL A	-	-	-	-	1,486,157	-	-	1,486,157
B. OFF-BALANCE SHEET EXPOSURE
a) Impaired	-	-	-	-	X	-	X	-
b) Not impaired	X	X	X	X	147,143	X	-	147,143
TOTAL B	-	-	-	-	147,143	-	-	147,143
TOTAL (A+B)	-	-	-	-	1,633,300	-	-	1,633,300

A.1.6 Banking Group - On and off - Balance sheet credit exposure to customers: gross, net values and residual maturity

Type of exposure/Amounts	Gross exposure					Specific write-downs	Portfolio adjustments	Net exposure
	Impaired exposures				Not impaired exposures
	Within 3 months	Between 3 and 6 months	Between 6 months and 1 year	Over 1 year
A. BALANCE SHEET EXPOSURE
a) Non-performing loans	37,907	4,964	15,743	46,037	X	(84,414)	X	20,238
- of which forborne exposures	2,950	1,114	271	619	X	(3,983)	X	971
b) Unlikely to pay	117,314	2,652	9,374	12,771	X	(30,844)	X	111,267
- of which forborne exposures	14,891	626	771	6,572	X	(10,539)	X	12,322
c) Impaired past due exposures	14,324	14,861	2,588	6,434	X	(20,183)	X	18,024
- of which forborne exposures	-	-	-	-	X	-	X	-
d) past due not impaired	X	X	X	X	328,594	X	(20,096)	308,497
- of which forborne exposures	X	X	X	X	473	X	(39)	433
e) Other not impaired exposures	X	X	X	X	18,181,517	X	(118,131)	18,063,386
- of which forborne exposures	X	X	X	X	7,144	X	(158)	6,986
TOTAL A	169,546	22,477	27,704	65,242	18,510,111	(135,441)	(138,227)	18,521,411
B. OFF-BALANCE SHEET EXPOSURE
a) Impaired	-	-	-	-	X	-	X	-
b) Not impaired	X	X	X	X	-	X	-	-
TOTAL B	-	-	-	-	-	-	-	-
TOTAL (A+B)	169,546	22,477	27,704	65,242	18,510,111	(135,441)	(138,227)	18,521,411

Detail statement on impaired credit exposures (Non-performing loans, Unlike to pay, Impaired past due) and not impaired is provided in the tables of "credit quality" contained in part E of the notes to the consolidated financial statements. In this area, in line with the regulations of the Bank of Italy, specific information is also provided on the so-called exposures with measures of "forbearance". For forbearance means those concessions in terms of modification and/or refinancing of an existing credit, against a debtor solely by reason of, or to prevent, a State of financial distress that could adversely affect its ability to fulfill contractual obligations originally assumed, and that would not have been granted to other debtor with similar risk profile not in financial distress. Concessions must be identified at the level of the individual line of credit and may cover exposures of debtors classified as performing that in non-performing status. In any case, exposures renegotiated should not be considered forborne when the debtor is not a situation of financial distress.

A.1.7 Banking group - Balance Sheet credit exposure to customers: gross change in impaired exposures

Description/Category	Non-performing loans	Unlikely to pay	Past due impaired exposures
A. Opening balance (gross amount)	112,866	126,716	51,736
- Sold but not derecognized	2,769	2,505	3,327
B. Increases	89,262	100,438	187,539
B.1 transfers from performing loans	5,902	13,956	173,270
B.2 transfers from other impaired exposures	38,858	24,721	2,421
B.3 other increases	44,501	61,761	11,848
C. Decreases	97,475	85,044	201,068
C.1 transfers to performing loans	5,836	14,992	23,132
C.2 write-offs	45,155	960	7
C.3 recoveries	38,423	20,929	128,547
C.4 sales proceeds	-	-	-
C.5 losses on disposals	-	-	-
C.6 transfers to other impaired exposures	3,590	22,707	39,703
C.7 other decreases	4,471	25,456	9,679
D. Closing balance (gross amounts)	104,652	142,111	38,207
- Sold but not derecognized	6,540	1,286	1,952

A.1.7bis Banking Group - Balance-sheet credit exposure with customers: changes in gross impaired exposures by credit quality

Description/Category	Forborne exposures impaired	Forborne exposures not impaired
A. Opening balance (gross amount)	36,751	16,305
- Sold but not derecognized	-	-
B. Increases	10,581	624
B.1 Transfers from performing not forborne exposures	8,762	16
B.2. Transfers from performing forborne exposures	1,817	X
B.3. Transfers from impaired forborne exposures	X	-
B.4 other increases	2	608
C. Decreases	19,517	9,313
C.1 Transfers to performing not forborne exposures	X	42
C.2 Transfers to performing forborne exposures	3,513	X
C.3 transfers to impaired exposures not forborne	X	-
C.4 write-offs	34	-
C.5 recoveries	6,886	8,258
C.6 sales proceeds	-	-
C.7 losses on disposals	-	-
C.8 other decreases	9,084	1,013
D. Closing balance (gross amounts)	27,815	7,616
- Sold but not derecognized	1,109	-

A.1.8 Banking group - Balance Sheet credit exposures to customers: changes in overall impairment

Description/Category	Non-performing loans		Unlikely to pay		Impaired Past due exposures
	Total	Of which: forborne exposures	Total	Of which: forborne exposures	Total	Of which: forborne exposures
A. Opening balance overall amount of write-downs	77,870	3,798	31,712	-	20,948	-
- Sold but not derecognized	-	-	-	-	-	-
B. Increases	60,523	5,310	17,277	15,997	17,384	-
B.1 write-downs	25,062	1,763	11,685	8,378	14,173	-
B.2bis losses on disposal	-	-	-	-	-	-
B.3 transfer from other impaired exposure	10,891	3,548	5,198	85	121	-
B.4 other increases	24,570	-	393	7,534	3,089	-
C. Reductions	53,979	5,125	18,145	4,211	18,149	-
C.1 write-backs from assessments	4,642	362	3,749	-	-	-
C.2 write-backs from recoveries	1,132	-	189	189	577	-
C.3 gains on disposal	-	-	-	-	-	-
C.4 write-offs	45,155	-	960	-	7	-
C.5 transfers to other impaired exposures	1,442	1,442	5,057	94	9,454	-
C.6 other decreases	1,608	3,321	8,189	3,928	8,111	-
D. Closing overall amount of write-downs	84,414	3,983	30,844	11,786	20,183	-
- Sold but not derecognized	5,779	-	419	-	30	-

A.2.1 Banking group - Balance Sheet and off-Balance Sheet credit exposure by external rating class (book values)

Exposures	External rating classes						Without rating	Total
	Class	Class	Class	Class	Class	Class
	1	2	3	4	5	6
A. On-balance-sheet credit exposures		-	-	-	-	-	20,007,568	20,007,568
B. Derivative contracts	-	-	-	-	-	-	97,746	97,746
B.1 Financial derivative contracts	-	-	-	-	-	-	97,746	97,746
B.2 Credit derivatives	-	-	-	-	-	-	-	-
C. Guarantees given	-	-	-	-	-	-	-	-
D. Other commitments to disburse funds	-	-	-	-	-	-	-	-
E. Others	-	-	-	-	-	-	49,397	49,397
Total	-	-	-	-	-	-	20,154,711	20,154,711

A.3.1 Banking group - Secured credit exposures with banks
p.1

	Net exposures	Collaterals (1)				Guarantees
Credit derivatives
		Property, Mortgages	Financial leasing property	Securities	Other assets	CLN	Other derivatives
							Governments and Central Banks	Other public entities
1. Secured balance sheet credit exposures	138,412	-	-	137,079	-	-	-	-
1.1 totally secured	138,412	-	-	137,079	-	-	-	-
- of which	-	-	-	-	-	-	-	-
1.2 partially secured	-	-	-	-	-	-	-	-
- of which	-	-	-	-	-	-	-	-
2. Secured off-balance sheet credit exposures	-	-	-	-	-	-	-	-
2.1 totally secured	-	-	-	-	-	-	-	-
- of which	-	-	-	-	-	-	-	-
2.2 partially secured	-	-	-	-	-	-	-	-
- of which	-	-	-	-	-	-	-	-

A.3.1 Banking group - Secured credit exposures with banks
p.2

	Guarantees						Total (1)+(2)
	Credit derivatives		Signature loans
	Other derivatives		Governments and Central Banks	Other public entities	Banks	Other entities
	Banks	Other entities
1. Secured balance sheet credit exposures	-	-	-	-	-	-	137,079
1.1 totally secured	-	-	-	-	-	-	137,079
- of which	-	-	-	-	-	-	-
1.2 partially secured	-	-	-	-	-	-	-
- of which	-	-	-	-	-	-	-
2. Secured off-balance sheet credit exposures	-	-	-	-	-	-	-
2.1 totally secured	-	-	-	-	-	-	-
- of which	-	-	-	-	-	-	-
2.2 partially secured	-	-	-	-	-	-	-
- of which	-	-	-	-	-	-	-

A.3.2 Banking group - Secured credit exposures with customers
p.1

	Net exposures	Collaterals (1)				Guarantees
						Credit derivatives
		Property Mortgages	Financial leasing property	Securities	Other assets	CLN	Other derivatives
							Governments and Central Banks	Other public entities
1. Secured Balance Sheet credit exposures:	5,687,507	8,177	-	-	4,948,502	-	-	-
1.1 totally secured	5,672,380	4,448	-	-	4,948,212	-	-	-
- of which	34,562	-	-	-	1,350	-	-	-
1.2 partially secured	15,127	3,729	-	-	290	-	-	-
- of which	3,729	3,729	-	-	-	-	-	-
2. Secured off- Balance Sheet credit exposures:	-	-	-	-	-	-	-	-
2.1 totally secured	-	-	-	-	-	-	-	-
- of which	-	-	-	-	-	-	-	-
2.2 partially secured	-	-	-	-	-	-	-	-
- of which	-	-	-	-	-	-	-	-

A.3.2 Banking group - Secured credit exposures with customers
p.2

	Guarantees						Total (1)+(2)
	Credit derivatives		Signature loans
	Other derivatives		Governments and Central Banks	Other public entities	Banks	Other entities
	Banks	Other entities
1. Secured Balance Sheet credit exposures:	-	-	-	-	312,019	412,946	5,681,644
1.1 totally secured	-	-	-	-	309,554	410,166	5,672,380
- of which	-	-	-	-	102	33,111	34,563
1.2 partially secured	-	-	-	-	2,465	2,780	9,264
- of which	-	-	-	-	-	-	3,729
2. Secured off- Balance Sheet credit exposures:	-	-	-	-	-	-	-
2.1 totally secured	-	-	-	-	-	-	-
- of which	-	-	-	-	-	-	-
2.2 partially secured	-	-	-	-	-	-	-
- of which	-	-	-	-	-	-	-

B.	Breakdown and concentration of exposures

B.1 Banking Group - Distribution by segment of Balance Sheet and off-Balance Sheet credit exposure to customers (book value)
p1

Exposures/Counterparts		Governments			Other public entities			Financial companies
		Net exposure	Specific write-downs	Portfolio adjustments	Net exposure	Specific write-downs	Portfolio adjustments	Net exposure	Specific write-downs	Portfolio adjustments
A. Balance sheet exposures
A.1 Non-performing loans		-	-	X	-	2	X	-	155	X
- of which: forborne exposures		-	-	X	-	-	X	-	1	X
A.2 Unlikely to pay		-	-	X	-	-	X	532	3,146	X
- of which: forborne exposures		-	-	X	-	-	X	532	3,144	X
A.3 Impaired past due exposures		-	-	X	-	-	X	12	19	X
- of which: forborne exposures		-	-	X	-	-	X	-	-	X
A.4 Not impaired exposures		1	X	-	2,938	X	38	34,883	X	148
- of which: forborne exposures		-	X	-	-	X	-	10	X	0
TOTAL A		1	-	-	2,938	2	38	35,427	3,320	148
B. Off-balance sheet exposures
B.1 Non-performing loans		-	-	X	-	-	X	-	-	X
B.2 Unlikely to pay		-	-	X	-	-	X	-	-	X
B.3 Other impaired assets		-	-	X	-	-	X	-	-	X
B.4 Not impaired exposures		-	X	-	-	X	-	(26)	X	-
TOTAL B		-	-	-	-	-	-	(26)	-	-
Total (A+B)	31/12/2016	1	-	-	2,938	2	38	35,401	3,320	148
Total (A+B)	31/12/2015	377	-	-	-	-	-	206,585	-	-

B.1 Banking Group - Distribution by segment of Balance Sheet and off-Balance Sheet credit exposure to customers (book value)
p2

Exposures/Counterparts		Insurance companies			Non-financial companies			Other entities
		Net exposure	Specific write-downs	Portfolio adjustments	Net exposure	Specific write-downs	Portfolio adjustments	Net exposure	Specific write-downs	Portfolio adjustments
A. Balance sheet exposures
A.1 Non-performing loans		-	-	X	7,354	35,365	X	12,884	48,892	X
- of which: forborne exposures		-	-	X	805	1,002	X	443	883	X
A.2 Unlikely to pay		-	-	X	98,679	16,435	X	12,055	11,263	X
- of which: forborne exposures		-	-	X	1,638	4,722	X	7,500	3,305	X
A.3 Impaired past due exposures		-	-	X	4,774	5,454	X	13,238	14,710	X
- of which: forborne exposures		-	-	X	-	-	X	-	-	X
A.4 Not impaired exposures		33	X	1	6,487,146	X	75,830	11,846,882	X	62,210
- of which: forborne exposures		-	X	-	1,074	X	30	6,335	X	167
TOTAL A		33	-	1	6,597,954	57,254	75,830	11,885,059	74,865	62,210
B. Off-balance sheet exposures		-
B.1 Non-performing loans		-	-	X	-	-	X	-	-	X
B.2 Unlikely to pay		-	-	X	-	-	X	-	-	X
B.3 Other impaired assets		-	-	X	-	-	X	-	-	X
B.4 Not impaired exposures		-	X	-	26	X	-	-	X	-
TOTAL B		-	-	-	26	-	-	-	-	-
Total (A+B)	31/12/2016	33	-	1	6,597,979	57,254	75,830	11,885,059	74,865	62,210
Total (A+B)	31/12/2015	697	-	-	7,186,845	63,497	84,445	8,209,243	67,033	55,552

B.2 Banking group - Distribution of Balance Sheet and Off-Balance Sheet exposures to customers by geographic area (book value)
p.1
EXPOSURE / GEOGRAPHICAL		Italy		Other European countries		North and Latin America
		Net exposure	Total write-downs	Net exposure	Total write-downs	Net exposure
A. Balance sheet exposures
A.1 Non-performing loans		2,046	30,980	18,191	53,435	-
A.2 Unlikely to pay		51,805	18,658	59,462	12,186	-
A.3 Impaired past due exposures		3,253	8,254	14,771	11,929	-
A.4 Not impaired exposures		7,985,021	41,699	10,386,863	99,511	-
TOTAL A		8,042,125	99,590	10,479,287	177,061	-
B. Off-balance sheet exposures		-	-	-	-	-
B.1 Non-performing loans		-	-	-	-	-
B.2 Unlikely to pay		-	-	-	-	-
B.3 Other impaired assets		-	-	-	-	-
B.4 Not impaired exposures		-	-	-	-	-
TOTAL B		-	-	-	-	-
Total A+B	31/12/2016	8,042,125	99,590	10,479,287	177,061	-

B.2 Banking group - Distribution of Balance Sheet and Off-Balance Sheet exposures to customers by geographic area (book value)
p.2
EXPOSURE / GEOGRAPHICAL		North and Latin America	Asia		Rest of the world
		Total write-downs	Net exposure	Total write-downs	Net exposure	Total write-downs
A. Balance sheet exposures		-	-	-	-	-
A.1 Non-performing loans		-	-	-	-	-
A.2 Unlikely to pay		-	-	-	-	-
A.3 Impaired past due exposures		-	-	-	-	-
A.4 Not impaired exposures		-	-	-	-	-
TOTAL A		-	-	-	-	-
B. Off-balance sheet exposures		-	-	-	-	-
B.1 Non-performing loans		-	-	-	-	-
B.2 Unlikely to pay		-	-	-	-	-
B.3 Other impaired assets		-	-	-	-	-
B.4 Not impaired exposures		-	-	-	-	-
TOTAL B		-	-	-	-	-
Total A+B	31/12/2016	-	-	-	-	-

B.3 Banking Group - Distribution of Balance Sheet and Off-Balance Sheet credit exposures to banks by geographic area (book value)
p.1

Exposures / Geographical		Italy		Other European countries		North and Latin America
		Net exposure	Total write-downs	Net exposure	Total write-downs	Net exposure
A. Balance sheet exposures
A.1 Non-performing loans		-	-	-	-	-
A.2 Unlikely to pay		-	-	-	-	-
A.3 Impaired past due exposures		-	-	-	-	-
A.4 Not impaired exposures		320,918	-	1,116,156	-	-
TOTAL A		320,918	-	1,116,156	-	-
B. Off-balance sheet exposures
B.1 Non-performing loans		-	-	-	-	-
B.2 Unlikely to pay		-	-	-	-	-
B.3 Other impaired assets		-	-	-	-	-
B.4 Not impaired exposures		(117)	-	-	-	-
TOTAL B		(117)	-	-	-	-
Total A+B	31/12/2016	320,801	-	1,116,156	-	-

B.4 LARGE EXPOSURES
According to applicable regulations the number of large exposures are determined by referring to the "exposures" that exceed 10% of the regulatory capital, as defined by the EU Regulation. 575/2013 (cd CRR), where "exposures" mean the sum of assets at risk in cash and off-balance (excluding those deducted from the regulatory capital) against a client or group of connected clients, without applying weighting factors.
Please note that as at 31 December 2016, according to that definition, there were no large exposures in the banking group.

C.	Securitization
Qualitative disclosures
Strategies and processes underlying securitization and receivable assignment transactions
Securitization transactions are carried out by the Group companies to achieve three objectives:

•	Diversification of funding sources: securitizations are a significant source of alternative funding for the Group, compared to ordinary bank funding;

•
Improvement of liquidity position: the Group’s potential ability to securitize its receivables provides significant support to the Group’s liquidity position. The excellent results of the transactions carried out so far, together with the operating companies’ reputation in the role of servicers, guarantee in fact immediate access to this instrument, in case of difficulties in the other financial markets of reference;

•
Optimization of the cost of funding: the structures used to carry out the securitizations and the quality of the receivables assigned make it possible, thanks to higher ratings, to obtain competitive funding costs.

Phases of the transactions
There are three different types of transaction:
(a) “Warehouse + ABS revolving o amortizing” transactions
(b) “ABS revolving o amortizing” transactions
(c) “Conduit” transactions
Transactions under a) consist of two distinct phases:

Warehouse phase
In this phase the securitized portfolio is progressively built up to the pre-established amount, so that the SPV can purchase the receivables in the subsequent phases, in the pre-established period of time.
The purchase of this receivable portfolio is funded with the proceeds of asset-backed securities issued in two distinct classes: (i) senior and mezzanine notes, which are subscribed in whole or in part by banks or by companies (conduits) supported by the banks participating in the transaction, which in turn fund their purchases by issuing of commercial paper; (ii) junior notes, which are subscribed in part by the Originator or by another Group company.

ABS phase (optional)
The ABS phase of the program, if any, starts when the securitized portfolio reaches a level considered adequate to issue the asset-backed securities (ABS), where market conditions allow it. Eventually, these ABS are issued in different classes and placed with European professional investors. The ABS placed with investors can be issued by either the same SPV used during the Warehouse Phase or by a new SPV, but only after the portfolio is transferred and the notes issued during the Warehouse Phase have been repaid.
In case of placement with the public at large the notes issued in the ABS Phase receive a rating by at least two rating agencies and are typically traded on a regulated exchange.
In case of private placements, the notes do not usually receive a rating.
The ABS Phase can be either revolving – where the Originator can assign from time to time additional receivables in accordance with the restrictions outlined in the securitization contract, for a pre-established period of time, so as to keep the existing portfolio at the same level as that at the time of issue – or amortizing – where the Originator cannot assign additional receivables and the portfolio amortizes.
At the end of the revolving period, or from the time the ABS are issued in case the ABS Phase is amortizing, the ABS are repaid in the pre-determined order as the portfolio amortizes.
The transactions called NIXES FIVE and NIXES SIX were structured as per above.

ABS revolving o amortizing transactions under b) are structured so that receivables are assigned en bloc; following or concurrently with the assignment, the SPV issues and offers to European institutional investors ABS in distinct classes, to fund the purchase of the portfolio.
Also in this case, the ABS phase can be either revolving or amortizing, involving the same effects on the repayment of the ABS issued as described above under a)
This structure includes the following transactions:

•	A-BEST FOUR

•	A-BEST SEVEN

•	A-BEST NINE

•	A-BEST TEN

•	A-BEST ELEVEN

•	A-BEST TWELVE

•	A-BEST THIRTEEN.
The Conduit transactions under c) are structured in such a way as to assign receivables, for up to the amount of the program, to an SPV, which then purchases them in subsequent phases, for a pre-established period of time.
The purchase of this receivables portfolio is funded with the proceeds of asset-backed securities issued initially in two distinct classes: senior notes subscribed entirely by banks or conduits supported by the banks participating in the transaction, which in turn fund their purchase by issuing commercial paper; junior notes subscribed by the Originator or by another company, so as to take up the difference between the receivables assigned and the maximum amount subscribed by conduits or banks.
The Originator can assign, from time to time, new receivables in accordance with the terms and condition of the securitization agreement, for a variable period, usually longer than three years, for up to the pre-established amount.
At the end of the revolving period, unlike the transactions under a) and b), there will be no placement of ABS in the market. Thus, the portfolio will begin to amortize and, subsequently, the ABS will be repaid according to the pre-established order of priority.
This is the structure of ERASMUS and FAST 3.

Revolving structure
Transactions with a revolving structure, as described above, can call for the SPV to purchase, for a pre-established period of time, additional receivable portfolios with the same legal and financial structure and a similar risk profile, funding the purchase solely with the proceeds from the receivables in the portfolio existing at the time of issue of the ABS and assigned previously by the Originator.
The revolving structure allows the fixed costs of the transaction to be amortized over a longer period of time, thereby optimizing the cost of the transaction.
At the end of the revolving phase, the notes issued are repaid as the underlying receivables are collected.
Liquidity line
The Originator may be required in every transaction, and in ways that can differ formally from one another, to make available a liquidity line or a cash deposit to the SPV.
The amount is established by contract and is such as to allow the vehicle to meet temporary liquidity shortfalls (typically, at payment dates) that could occur in applying the waterfall payment structure described below.
Waterfall structure
The payment waterfall identifies priorities in the allocation of the cash available within the SPV.
Typically, securitization transactions have a similar waterfall structure, which calls for a pre-established payment order to be followed at every payment date.
In the case of transactions originated from retail receivables, where there is typically a distinction between income (i.e. the discount deriving from the receivable assignment) and principal of the receivables collected by the SPV, the waterfall provides – in a simplified way – for the following types of payment:

INCOME
(a) Vehicle expenses (mainly expenses related to the service providers of the transaction)
(b) Swap (required by contract to hedge the SPV against interest rate risk)
(c) Servicer compensation
(d) Interest on the notes
(e) Liquidity line repayment/interest
(f) Provisions for past due receivables
(g) Other items

PRINCIPAL
(a) Any payments required but not made in relation to the above income waterfall
(b) Purchase of receivables (during the revolving period)
(c) Repayment of notes issued (at the end of any revolving period)
(d) Other items

In the case of transactions originated from dealer financing receivables, given the different portfolio characteristics, cash management arrangements are in place so that upon receipt of the following:
(a) Current account balance
(b) Release of funds from structure on the cash reserve
(c) Receivable collections
(d) Issue of new senior notes, if any;
(e) Issue of new junior notes, if any.

The following payments are made:
(a) Vehicle expenses
(b) Interest on senior notes
(c) Provision of funds in the structure on the cash reserve
(d) Purchase of receivables (during the revolving period)
(e) Any repayment of senior notes
(f) Interest on junior notes
(g) Any repayment on junior notes
Servicing activity
Within the FCA Bank Group, the servicer is always the Originator. Moreover, FCA Bank acts as coordinator in the ERASMUS transaction and performance guarantor in the ERASMUS, NIXES FIVE, NIXES SIX and A-BEST ELEVEN transactions.
The role of servicer of the transactions requires compliance with several qualitative standards related to the proper management of the assets underlying the notes issued by the SPV and an adequate organizational structure in terms of management and specialized personnel.
From an operational point of view, the servicer:
a) manages existing contracts according to its own credit and collection policies and the law, in agreement with the SPV and the Trustee/Representative of Noteholders of the transaction, with reporting obligations also to the rating agencies in case of significant events;
b) records collections and recoveries, transferring the relevant amounts. Collections by the servicer of the various transactions are transferred to the SPV according to a pre-established schedule in each transaction (typically every day) and are kept in interest-paying current accounts until the next payment date. The funds are then used to make payments in accordance with the waterfall structure or, alternatively, in case of transactions in Warehouse Phase or in ABS Revolving Phase, until when they can be used to pay for the purchase of additional receivables;
c) monitors, reports on and checks the transaction (the roles of Paying Agent / Calculation Agent / Agent Bank are assigned to a different bank).
The servicer receives compensation on an arm’s length basis.
Rating agencies
The securitization transactions were structured in such a way as to obtain, in case of publicly traded notes, the highest rating for the senior notes issued by the SPV. For all the existing publicly traded senior and mezzanine ABS (excluding junior ones) ratings were obtained from at least two of the four main rating agencies (Standard&Poor’s, Moodys’ Investor Service, DBRS and Fitch Ratings).
The senior and mezzanine notes placed privately are assigned a rating (privately), depending on the needs of the subscriber. Junior notes are not assigned a rating.
Performance of securitizations
The assigned receivable portfolios delivered excellent performances, as indicated in the reports produced by the servicer and in the reports prepared by the Calculation Agent (for the benefit of investors, in the case of publicly traded notes).
This is attested also, in some cases, by the upgrade of the ratings assigned by the agencies to certain notes.
Following the downgrading of the Italian Republic by the rating agencies, and in application of the rating agencies’ internal methodologies, recently the senior notes of the transactions originated by the Group to securitize receivables originated in Italy were downgraded by some agencies.
The portfolios are well within the limits and fully compliant with the restrictions set within the different transactions and no event took place, which made the portfolio non-compliant in terms of the triggers monitored.
The triggers related to the portfolio are monitored, regarding the transactions originated from retail receivables, on every date of assignment of the Warehouse and Revolving Phases (no monitoring is carried out for amortizing transactions because their portfolios are static, i.e. they are not subject to changes due to revolving assignments, and receive a rating from the rating agencies only at the beginning of the transaction. Accordingly, the monitoring of the performance is for information purposes only).
On the other hand, portfolio performance is monitored on a quarterly basis.
Regarding transactions originated from dealer financing receivables, triggers and portfolio performances are monitored at least once a month, showing regular performance for the assigned receivables.

Quantitative disclosures
The attached tables summarize the information related to the main securitization transactions existing at 31 December 2016.
It is worthy of note that these transactions, which had Group companies as originators, were completed this year or in previous years. In every case, at the end of the amortization period, the Originator exercised the clean-up option, as provided for by the relevant contracts, whereby the Originator reserves the right – upon reaching a minimum portfolio amount provided for by contract – to buy back the remaining portfolio to complete the transaction.

SPV	Date of Clean-up
FIRST Italian Auto Transaction S.p.A.	28/07/2006
SECOND Italian Auto Transaction S.p.A.	29/09/2006
ABSOLUTE FUNDING S.r.l.	22/02/2008
FCC FAST	27/11/2008
A-BEST THREE Plc	10/07/2009
NIXES/A-BEST	21/04/2011
QUASAR	13/05/2011
NIXES TWO/A-BEST TWO	01/10/2011
A-BEST SIX	15/07/2013
STAR	15/01/2014
A-BEST FIVE	20/05/2014
A-BEST EIGHT	16/03/2015
NIXES THREE	31/03/2015
NIXES FOUR	01/06/2015
FCT FAST 2	30/07/2015
A-BEST FOUR	22/11/2016
A-BEST SEVEN	15/11/2016

Characteristics of securitization transactions

EUR /000	A-BEST FOURTEEN			A-BEST THIRTEEN			A-BEST TWELVE			A-BEST ELEVEN			A-BEST TEN			A-BEST NINE
Start date	May-16			Dec-15			Aug-15			marzo-15			Oct-14			Jun-14
Transaction type	Public			Public			Public			Public			Public			Public
Originator	FCA Bank S,p.A,			FCA CAPITAL España E,F,C,			FCA Bank S,p.A,			FCA Bank Deutschland GmbH			FCA Bank S,p,A,			FGA CAPITAL S,p,A,
Servicer	FCA Bank S,p,A,			FCA CAPITAL España E,F,C,			FCA Bank S,p,A,			FCA Bank Deutschland GmbH			FCA Bank S,p,A,			FGA CAPITAL S,p,A,
Arranger	Banca IMI / Unicredit / Crédit Agricole - CIB			Unicredit /Citibank			Unicredit / Banca IMI			LBBW / Crédit Agricole - CIB			Unicredit /Crédit Agricole-CIB			Unicredit /Crédit Agricole-CIB
Joint Lead Manager	na			na			na			LBBW / Crédit Agricole - CIB			Citibank / Unicredit / JPMorgan / Crédit Agricole-CIB			Unicredit /Crédit Agricole-CIB
Underline assets	Italian AutoLoans			Spanish AutoLoans			Italian AutoLoans			German AutoLoans			Italian AutoLoans			Italian AutoLoans
Currency (CCY)	EUR			EUR			EUR			EUR			EUR			EUR
Transfer of collections (frequency)	daily			daily			daily			daily			daily			daily
Programme amount CCY/OOO	NA			NA			NA			NA			NA			NA
Notes outstanding	Amount	%	Coupon (bps)	Amount	%	Coupon (bps)	Amount	%	Coupon (bps)	Amount	%	Coupon (bps)	Amount	%	Coupon (bps)	Amount	%	Coupon (bps)
Class A (Senior)	918,200	83.7%	110	225,500	71.6%	1M E+100	688,000	86.0%	1M E+70	387,927	84.8%	1M E+45	142,300	69.5%	1M E+55	39,400	38.7%	1M E+75
Class B (Mezzanine)	50,500	4.6%	120	36,500	11.6%	1M E+140	72,000	9.0%	1M E+120	15,000	3.3%	1M E+75	22,500	11.0%	1M E+87	22,500	22.1%	1M E+120
Class C (Mezzanine)	42,600	3.9%	350	-	0.0%	-	-	0.0%	-	15,000	3.3%	NA	10,000	4.9%	300,00	10,000	9.8%	300,00
Class D (Mezzanine)	33,000	3.0%	470	-	0.0%	-	-	0.0%	-	13,000	2.8%	NA	5,000	2.4%	450,00	5,000	4.9%	450,00
Junior Tranche (Subordinated)	52,800	4.8%	VR	53,000	16.8%	VR	40,000	5.0%	VR	26,500	5.8%	VR	25,000	12.2%	VR	25,000	24.5%	VR
ABS tranche at issue	Amount	%	Coupon (bps)	Amount	%	Coupon (bps)	Amount	%	Coupon (bps)	Amount	%	Coupon (bps)	Amount	%	Coupon (bps)	Amount	%	Coupon (bps)
Class A (Senior)	918,200	83.7%	RETAINED	225,500	71.6%	RETAINED	688,000	86.0%	RETAINED	454,000	86.7%	RETAINED	437,500	87.5%	PUBLIC	437,500	87.5%	PUBLIC
Class B (Mezzanine)	50,500	4.6%	RETAINED	36,500	11.6%	RETAINED	72,000	9.0%	RETAINED	15,000	2.9%	PUBLIC	22,500	4.5%	PUBLIC	22,500	4.5%	PUBLIC
Class C (Mezzanine)	42,600	3.9%	RETAINED	-	0.0%	NA	-	0.0%	NA	15,000	2.9%	NA	10,000	2.0%	RETAINED	10,000	2.0%	RETAINED
Class D (Mezzanine)	33,000	3.0%	RETAINED	-	0.0%	NA	-	0.0%	NA	13,000	2.5%	NA	5,000	1.0%	RETAINED	5,000	1.0%	RETAINED
Junior Tranche (Subordinated)	52,800	4.8%	RETAINED	53,000	16.8%	RETAINED	40,000	5.0%	RETAINED	26,500	5.1%	RETAINED	25,000	5.0%	RETAINED	25,000	5.0%	RETAINED
Current rating	Fitch	DBRS		Fitch	DBRS		Fitch	DBRS		S&P	Moody's		Fitch	DBRS		Fitch	DBRS
Class A (Senior)	AA+	AAA		AA+	AAA		AA+	AAA		AAA	Aaa		AA+	AAA		AA+	AAA
Class B (Mezzanine)	A	A[high]		A	AA[low]		A	A		AA	Aa2		A	A		A	A
Class C (Mezzanine)	BBB	BBB[high]		NA			NA			A+	A1		BBB	BBB		BBB	BBB
Class D (Mezzanine)	BBB-	BBB		NA			NA			A-	Baa2		BBBL	BBB-		BBBL	BBB-
Junior Tranche (Subordinated)	Unrated			Unrated			Unrated			Unrated			Unrated			Unrated
NOTE
(1) Limit of the Program financed by third parties
NA = Not applicable
WAL (aa) = Weighted Average Life (years)
VR = Variable Return
1M E = Euribor 1 month
1M L = Libor 1 month
Coupon (bps) = base rate + margin

EUR /000	NIXES SIX			NIXES FIVE			FAST 3			ERASMUS FINANCE
Start date	Dec-13			novembre-12			dicembre-15			giugno-06
Transaction type	Private			Private			Private			Private
Originator	FCA Automotive Services UK Ltd			FCA Bank Deutschland GmbH			FCA Bank S,p,A,			FCA BANK DEUTSCHLAND GMBH FCA CAPITAL FRANCE SA FCA DEALER SERVICES ESPANA SA
Servicer	FCA Automotive Services UK Ltd			FCA Bank Deutschland GmbH			FCA Bank S,p,A,			FCA BANK DEUTSCHLAND GMBH FCA CAPITAL FRANCE SA FCA DEALER SERVICES ESPANA SA
Arranger	Citibank / JPMorgan / Crédit Agricole-CIB			Citibank / BAML/Crédit Agricole-CIB			Crédit Agricole-CIB			Crédit Agricole-CIB
Underline assets	UK AutoLoans			German AutoLoans and Leasing			Italian Dealers' Payables			German/French/Spanish Dealers' Payables
Currency (CCY)	GBP			EUR			EUR			EUR
Transfer of collections (frequency)	daily			daily			daily			daily
Programme amount CCY/OOO	900,000,000 (1)			525,000,000 (1)			680,000,000 (1)			1,000,000,000 (1)
Notes outstanding	Amount	%	Coupon (bps)	Amount	%	Coupon (bps)	Amount	%	Coupon (bps)	Amount	%	Coupon (bps)
Class A (Senior)	900,000	67.0%	NA	507,326	89.1%	NA	672,101	69.4%	NA	1,000,000	66.1%	NA
Class B (Mezzanine)	NA	0.0%	NA	NA	0.0%	NA	NA	0.0%	NA	NA	0.0%	NA
Class C (Mezzanine)	NA	0.0%	NA	NA	0.0%	NA	NA	0.0%	NA	NA	0.0%	NA
Class D (Mezzanine)	NA	0.0%	NA	NA	0.0%	NA	NA	0.0%	NA	NA	0.0%	NA
Junior Tranche (Subordinated)	442,976	33.0%	VR	61,796	10.9%	VR	296,683	30.6%	VR	512,831	33.9%	VR
Current rating
Class A (Senior)	Unrated			Unrated			Unrated			Unrated
Class B (Mezzanine)	NA			NA			NA			NA
Class C (Mezzanine)	NA			NA			NA			NA
Class D (Mezzanine)	NA			NA			NA			NA
Junior Tranche (Subordinated)	Unrated			Unrated			Unrated			Unrated
NOTE
(1) Limit of the Program financed by third parties
NA = Not applicable
WAL (aa) = Weighted Average Life (years)
VR = Variable Return
1M E = Euribor 1 month
1M L = Libor 1 month
Coupon (bps) = base rate + margin

C.1 Banking group - Exposure from the main "in-house" securitization transaction broken down by type of securitized asset and by type of exposure

	On Balance-sheet						Guarantees given						Credit facilities
	Senior		Mezzanine		Junior		Senior		Mezzanine		Junior		Senior		Mezzanine		Junior
Type of securitized assets/exposures	Carrying value	Write-downs/write backs	Carrying value	Write-downs/write-backs	Carrying value	Write-downs/write-backs	Carrying value	Write-downs/write-backs	Carrying value	Write-downs/write-backs	Carrying value	Write-downs/write-backs	Carrying value	Write-downs/write-backs	Carrying value	Write-downs/write-backs	Carrying value	Write-downs/write-backs

A. Totally derecognized
B. Partially derecognized
C. Not derecognized
Factoring	-	-	100	-	368,631	-	-	-	-	-	-	-	-	-	-	-	-	-
of which impaired	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other loans	1,358,084	-	58,000	-	1,246,937	-	-	-	-	-	-	-	-	-	-	-	-	-
of which impaired	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

C.3 Banking Group - Special Purpose Vehicle
Name of securitization/SPEs	Country of incorporation	Consolidation	Assets		Liabilities
			Loans and receivables	Other	Senior	Mezzanine	Junior
A-BEST THIRTEEN FT	Madrid - Spain	Full Consolidation	305,762	28,033	225,500	36,500	53,000
A-BEST TWELVE S.r.l.	Conegliano (TV) - Italy	Full Consolidation	757,056	87,895	688,000	72,000	40,000
A-BEST ELEVEN UG	Frankfurt am Main - Germany	Full Consolidation	429,214	60,734	402,927	28,000	26,500
A-BEST TEN S.r.l.	Conegliano (TV) - Italy	Full Consolidation	189,430	41,005	142,300	37,500	25,000
A-BEST NINE S.r.l.	Conegliano (TV) - Italy	Full Consolidation	91,489	35,185	39,400	37,500	25,000
A-BEST FOUR S.r.l.	Conegliano (TV) - Italy	Full Consolidation	-	222	-	-	-
Nixes Six Plc	London - UK	Full Consolidation	1,539,749	76,575	1,051,181	-	517,387
Nixes Five Ltd	Island of Jersey	Full Consolidation	541,872	47,624	507,326	-	61,796
Fast 3 S.r.l.	Milan - Italy	Full Consolidation	1,024,461	18,743	672,101	-	296,683
Erasmus Finance Limited	Dublin - Ireland	Full Consolidation	1,249,463	252,505	1,000,000	-	512,831
A-BEST FOURTEEN	Conegliano (TV) - Italy	Full Consolidation	1,024,983	129,865	918,200	126,100	52,800

C.5 Banking Group - Servicer activities - Collections of securitized loans and redemptions of securities issued by the securitization’s vehicle

Servicer	Special Purpose Vehicle	Securitized Assets (year-end figures)		Loans collected during the year		Percentage of securities redeemed (year-end figures)

		Impaired	Performing	Impaired	Performing	Senior		Mezzanine		Junior
						Impaired Assets	Performing Assets	Impaired Assets	Performing Assets	Impaired Assets	Performing Assets
FCA CAPITAL España E.F.C.	A-BEST THIRTEEN	635	305,127	177	124,620
FCA Bank S.p.A.	A-BEST TWELVE	-	-	-	-
FCA Bank Deutschland GmbH	A-BEST ELEVEN	4,774	424,440	-	-
FCA Bank S.p.A.	A-BEST TEN	15	189,415	94	150,805		68%
FCA Bank S.p.A.	A-BEST NINE	20	91,469	107	133,049		91%
FCA Bank S.p.A.	A-BEST SEVEN	-	-	62	25,603		100%		100%		100%
FCA Bank S.p.A.	A-BEST FOUR	-	-	448	166,283		100%				100%
FCA Automotive Services UK Ltd	NIXES SIX	33,352	1,506,397	-	-
FCA Bank Deutschland GmbH	NIXES FIVE	4,637	537,234	-	-
FCA Bank S.p.A.	FAST 3	-	1,026,577	-	5,852,438
FCA BANK DEUTSCHLAND GMBH	ERASMUS FINANCE	1,937	647,107	-	-
FCA CAPITAL FRANCE SA	ERASMUS FINANCE	-	-	-	-
FCA DEALER SERVICES ESPANA SA	ERASMUS FINANCE	946	314,578	-	1,144,930

E.	Sales Transactions
QUALITATIVE DISCLOSURES

E.1 Banking Group - Financial assets sold not derecognized: book value and full value

Type / Portfolio		Loans and receivables with banks			Loans and receivables with customers			Total
		A	B	C	A	B	C	31/12/2016	31/12/2015
A. Balance-sheet assets		-	-	-	-	1,778,840	-	1,778,840	5,582,772
1. Debt securities		-	-	-	-	-	-	-	-
2. Equity securities		x	x	x	x	x	x	-	-
3. UCIS		x	x	x	x	x	x	-	-
4. Loans		-	-	-	-	1,778,840	-	1,778,840	5,582,772
B. Derivatives		x	x	x	x	x	x	-	-
Total	31/12/2016	-	-	-	-	1,778,840	-	1,778,840	5,582,772
of which impaired		-	-	-	-	1,112	-	1,112	-

E.2 Banking Group - Financial liabilities relating to financial assets sold and not derecognized: book value

Liabilities/portfolio assets		Financial assets held for trading	Financial assets carried at fair value through profit or loss	Available-for-sale financial assets	Held-to-maturity investments	Loans and receivables with banks	Loans and receivables with customers	Total
1. Deposits from customers		-	-	-	-	-	955,971	955,971.
a) related to fully recognized assets		-	-	-	-	-	955,971	955,971
b) relating to partially recognized assets		-	-	-	-	-	-	-
2. Deposits from banks		-	-	-	-	-	-	-
a) related to fully recognized assets		-	-	-	-	-	-	-
b) relating to partially recognized assets		-	-	-	-	-	-	-
3. Debt securities in issue		-	-	-	-	-	-	-
a) related to fully recognized assets		-	-	-	-	-	-	-
b) relating to partially recognized assets		-	-	-	-	-	-	-
Total	31/12/2016	-	-	-	-	-	955,971	955,971
Total	31/12/2015	-	-	-	-	-	2,846,201	2,846,201

F. BANKING GROUP – Credit risk measurement models
1.2 Banking Group – Market Risks
A. General aspects
Market risk is the risk of loss from trading in financial instruments (held-for-trading portfolio), currencies and commodities due to market trends and the issuer’s situation. The types of market risk to which the FCA Bank Group is exposed are exchange rate risk and position risk.
The Group does not engage in trading activities and, as such, it is not exposed to market risk per se. However, the presence of derivatives associated with securitization transactions does expose somewhat the Group to market risk, specifically to position risk.
Position risk is managed by keeping the exposure to each counterparty within limits consistent with the minimum credit rating – as set out in the Company’s “Asset and Liability Policy” and measured through the rating assigned by primary international rating agencies – considered acceptable by the Group for its counterparties in short-, medium- and long-term transactions (with the only exception of transactions with related parties).
In 2016, the Group considered, for supervisory return purposes, the reclassification of derivative positions, which were previously recognized as “held for trading”, in keeping with their actual use and the new banking regulations.
In accordance with the definition of “Trading Book” of EU Regulation no. 575/2013 (CRR), derivative instruments held by the Group should not be classified as “held for trading” as there is no trading intent in connection with them. In fact, these derivatives were entered into to hedge the interest rate risk of collateral posted for securitization transactions. In addition, the rating agencies require the use of hedging derivatives to assign investment grade ratings.
That is the reason why derivatives do not attract capital charges for market risk (Pillar I), pursuant to the rules on supervisory returns, and are instead entered in the banking book, the portfolio which contains financial instruments that attract capital charges for credit and counterparty risks, as defined by the cited supervisory rules.

1.2.1 Interest rate and price risk – Trading book
As stated in Section A. General Aspects, the Group at the year-end closing doesn’t hold any financial instruments classified in the Regulatory Trading Portfolio.

1.2.2 Interest rate and price risk - Banking Book
A. Overview
The FCA Bank Group’s has an exposure to interest rate risk to the extent that changes in interest rates affect its interest spreads. More specifically, the risk lies in the mismatch or gap between the reset dates (date when the interest rate is set: for fixed-rate instruments this is the maturity date while for floating-rate instruments this is the end of the interest period) for assets and liabilities.
B. Management processes and risk measurement methods
Regarding interest rate risk management, Treasury, which does not act in a profit center capacity, executes solely risk hedging activities, thereby minimizing the impact deriving from the volatility of interest rates.
This activity is carried out also for the Group’s subsidiaries. Risk mitigation occurs through derivative transactions entered into on the basis of standard contracts (ISDA, International Swaps and Derivatives Association).
To calculate interest rate risk exposure, the following methodologies have been used:

•
Reset Gap Analysis: this methodology is designed to determine the difference between the amount of assets and liabilities with a reset date in the same time bucket. Maturity gap is the difference between the total value of the assets and liabilities maturing/showing a reset date in a specific bucket. Maturity gaps are grouped in buckets and totaled within each such bucket. The ratio of this total to the total assets maturing/showing a reset date in the bucket is defined as gap mismatch index. Financial risk management sets maximum limits for the gap mismatch index, which cannot deviate for more than ± 10%;

•
Duration Analysis: this methodology is designed to determine the difference between the duration of assets and that of liabilities analyzed by reset date. In particular, the assets maturing/resetting in a given month are totaled and discounted to present value at the appropriate rate, as calculated on the basis of the interest rates prevailing in the market at the end of the month under analysis. The sum of all the assets so discounted, as weighted by their effective term to maturity in months, divided by the total of all discounted assets, is called asset duration. The liabilities maturing/resetting in a given month are totaled and discounted to present value at the appropriate rate, as calculated on the basis of the interest rates prevailing in the market. The sum of all the liabilities so discounted, as weighted by their effective term to maturity in months, divided by the total of all discounted assets, is called liabilities duration. The difference between asset duration and liabilities duration as a percentage share of asset duration is called duration gap index. Financial risk management sets maximum limits for the duration gap index, which cannot deviate for more than ± 5%;

To ensure compliance with the limits set at the consolidated level by the Asset & Liability Policy, Treasury uses derivative instruments, such as interest rate swaps, to remedy any mismatches by aligning the reset date profiles of assets and liabilities.

Organizational structure

To manage interest rate risk in an accurate and balanced manner, the Group has established a specific corporate governance structure.
To this end, certain Committees/Meetings are mainly for information purposes and are also intended to set out general strategies to hedge the financial and market risks to which the Group is exposed, particularly:

•	Board of Directors is responsible for managing, setting policies and reviewing the compliance, and appropriateness, of the risk management structure;

•	Advisory Board is responsible for monitoring the Company’s and the Group’s position on interest rate risk;

•	Finance & Control Committee is responsible for monitoring the Group’s position on interest rate risk and to define strategies to hedge significant risks;

•	Group Internal Risk Committee is responsible for setting policies on, and monitoring the proper working of, the Group’s internal control system and is convened whenever there is a crisis situation;

•	ALM Internal Committee (I.C) is responsible for:
- monitoring the consistency between the interest rate risk hedging transactions approved and those executed every month;
- approving the risk hedging transactions to be carried out every month;

•	Treasury is responsible for:
- carrying out hedging transactions;
- controlling the trading process;
- defining the hedging strategy within the limits set by ALM I.C.
- carrying out on an ongoing basis, through its own staff, first-level controls on interest rate risk.

•	ALM & Financial Reporting is responsible for:
- monitoring the interest rate risk for the currencies in which the group operates;
- preparing reports for the ALM I.C;
- performing the required stress tests;
- carrying out B/O activities on the Treasury department’s transactions;
- carrying out on an ongoing basis, through its own staff, first-level controls on interest rate hedging and monitoring activities.

•	Risk & Permanent Control is responsible for:

•	performs systematic controls on the proper application of Treasury/ALM & FR procedures;

•	monitoring consistency between the interest rate risk hedging transactions approved and those carried out on a monthly basis.

Treasury, a unit of the Finance department, is responsible for managing the Group’s borrowing requirements and its liquidity, financial and market risks; it is also responsible for coordinating the processes necessary to meet the requirements of, and manage financial risk for, all the other Group companies. Treasury’s activities are carried out in accordance with the procedures and operating manuals established for the department’s activities. A first-level control is in place, and is carried out constantly by the department’s staff, on interest rate risk monitoring and hedging.
These activities are performed in accordance with the Group’s funding strategies and financial risk management policies, which set out, among other things, targets, tools and limits in the assumption of market risks.

Quantitative disclosures

1. Banking portfolio: distribution by maturity (repricing date) of financial assets and liabilities

Type / Residual maturity	On demand	Within 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	5 to 10 years	Beyond 10 years	Unspecified maturity
1,Balance-sheet assets	2,752,054	3,879,929	1,143,747	4,217,704	6,734,160	1,191,103	83,371	5,488
1,1 Debt securities	-	-	-	291	-	9,272	-	-
- With prepayment option	-	-	-	-	-	-	-	-
- Other	-	-	-	291	-	9,272	0	0
1,2 Loans to banks	1,256,705	177,259	-	-	52,193	-	-	-
1,3 Loans to customers	1,495,350	3,702,670	1,143,747	4,217,412	6,681,967	1,181,830	83,371	5,488
- current accounts	34,437	10	-	-	-	-	-	-
- Other loans	1,460,913	3,702,660	1,143,747	4,217,412	6,681,967	1,181,830	83,371	5,488
- With prepayment option	-	-	-	-	-	-	-	-
- Other	1,460,913	3,702,660	1,143,747	4,217,412	6,681,967	1,181,830	83,371	5,488
2,Balance-sheet liabilities	1,312,651	2,595,356	894,578	395,044	11,666,731	1,530,286	-	-
2,1 Due to customers	263,109	6,128	11	56,369	105,481	38,494	-	-
- Current accounts	61,939	-	-	-	-	-	-	-
- Other loans	201,170	6,128	11	56,369	105,481	38,494	-	-
- With prepayment option	-	-	-	-	-	-	-	-
- Other	201,170	6,128	11	56,369	105,481	38,494	-	-
2,2 Due to banks	49,645	2,542,170	126,431	59,020	3,090,722	969,466	-	-
- Current accounts	45,962	-	-	-	-	-	-	-
- Other loans	3,683	2,542,170	126,431	59,020	3,090,722	969,466	-	-
2,3 Debt securities	999,897	47,056	768,136	279,655	8,470,528	522,326	-	-
- With prepayment option	-	-	-	-	-	-	-	-
- Other	999,897	47,056	768,136	279,655	8,470,528	522,326	-	-
3, Financial derivatives
3,1 Physically settled Fin, Derivatives
- Option
+ Long positions	-	-	-	-	-	-	-	-
+ Short positions	-	-	-	-	-	-	-	-
- Other derivatives
+ Long positions	-	526,517	-	-	-	-	-	-
+ Short positions	-	-	-	-	-	-	-	-
3,2Cash settled Fin, Derivatives
- Options
+ Long positions	-	-	-	-	-	-	-	-
+ Short positions	-	-	-	-	-	-	-	-
- Other derivatives
+ Long positions	-	802,395	364,156	602,450	12,532,222	479,168	-	-
+ Short positions	-	-	17,300	112,090	6,934,472	1,060,310	-	-
4, Other off-balance sheet
+ Long positions	-	-	-	-	-	-	-	-
+ Short positions	-	-	-	-	-	-	-	-

1.2.4 Derivative instruments
A. FINANCIAL DERIVATIVES

A.1 Regulatory trading portfolio: end of period notional amounts

Underlying assets / Type of derivatives	Total	31/12/2016	Total	31/12/2015
	Over the counter	Clearing House	Over the counter	Clearing House
1. Debt securities and interest rate indexes	-	-	4,657,402	-
a) Options	-	-	-	-
b) Swap	-	-	4,657,402	-
c) Forward	-	-	-	-
d) Futures	-	-	-	-
e) Others	-	-	-	-
2. Equity instruments and stock indexes	-	-	-	-
a) Options	-	-	-	-
b) Swap	-	-	-	-
c) Forward	-	-	-	-
d) Futures	-	-	-	-
e) Others	-	-	-	-
3. Gold and currencies	-	-	-	-
a) Options	-	-	-	-
b) Swap	-	-	-	-
c) Forward	-	-	-	-
d) Futures	-	-	-	-
e) Others	-	-	-	-
4. Commodities	-	-	-	-
5. Other underlying’s	-	-	-	-
Total	-	-	4,657,402	-

As stated in Section A. General Aspects, the Group at the year-end doesn’t hold any financial instruments classified in the Regulatory Trading Portfolio.

A.2 Banking book: nominal amounts at year-end

A.2.1 Notional amounts

Underlying assets / Type of derivatives	Total	31/12/2016	Total	31/12/2015
	Over the counter	Clearing House	Over the counter	Clearing House
1. Debt securities and interest rate indexes	19,026,965	-	14,563,593	-
a) Options	-	-	-	-
b) Swap	19,026,965	-	14,563,593	-
c) Forward	-	-	-	-
d) Futures	-	-	-	-
e) Others	-	-	-	-
2. Equity instruments and stock indexes	-	-	-	-
a) Options	-	-	-	-
b) Swap	-	-	-	-
c) Forward	-	-	-	-
d) Futures	-	-	-	-
e) Others	-	-	-	-
3. Gold and currencies	526,517	-	417,395	-
a) Options	-	-	-	-
b) Swap	-	-	-	-
c) Forward	-	-	417,395	-
d) Futures	-	-	-	-
e) Others	-	-	-	-
4. Commodities	-	-	-	-
5. Other underlying’s	-	-	-	-
Total	19,553,482	-	14,980,988	-

A.2.2 Other derivatives

Underlying assets / Type of derivatives	Total	31/12/2016	Total	31/12/2015
	Over the counter	Clearing House	Over the counter	Clearing House
1. Debt securities and interest rate indexes	3,877,598	-	-	-
a) Options	-	-	-	-
b) Swap	3,877,598	-	-	-
c) Forward	-	-	-	-
d) Futures	-	-	-	-
e) Others	-	-	-	-
2. Equity instruments and stock indexes	-	-	-	-
a) Options	-	-	-	-
b) Swap	-	-	-	-
c) Forward	-	-	-	-
d) Futures	-	-	-	-
e) Others	-	-	-	-
3. Gold and currencies	-	-	-	-
a) Options	-	-	-	-
b) Swap	-	-	-	-
c) Forward	-	-	-	-
d) Futures	-	-	-	-
e) Others	-	-	-	-
4. Commodities	-	-	-	-
5. Other underlying’s	-	-	-	-
Total	3,877,598	-	-	-

A.3 Financial derivatives: gross positive fair value - breakdown by product

Portfolios / Types of derivatives	Positive fair value
	Total	31/12/2016	Total	31/12/2015
	Over the counter	Clearing House	Over the counter	Clearing House
A. Regulatory trading portfolio	-	-	4,650	-
a) Options	-	-	-	-
b) Interest rate swap	-	-	4,650	-
c) Cross currency swap	-	-	-	-
d) Equity Swap	-	-	-	-
e) Forward	-	-	-	-
f) Futures	-	-	-	-
g) Other	-	-	-	-
B. Banking book - Hedging derivatives	94,796	-	95,504	-
a) Options	-	-	-	-
b) Interest rate swap	92,281	-	90,048	-
c) Cross currency swap	-	-	-	-
d) Equity Swap	-	-	-	-
e) Forward	2,515	-	5,456	-
f) Futures	-	-	-	-
g) Other	-	-	-	-
C. Banking book - Other derivatives	2,950	-	-	-
a) Options	-	-	-	-
b) Interest rate swap	2,950	-	-	-
c) Cross currency swap	-	-	-	-
d) Equity Swap	-	-	-	-
e) Forward	-	-	-	-
f) Futures	-	-	-	-
g) Others	-	-	-	-
Total	97,746	-	100,154	-

A.4 Financial derivatives: gross negative fair value - breakdown by product

Portfolios / Types of derivatives	Negative fair value
	Total	31/12/2016	Total	31/12/2015
	Over the counter	Clearing House	Over the counter	Clearing House
A. Regulatory trading portfolio	-	-	8,030	-
a) Options	-	-	-	-
b) Interest rate swap	-	-	8,030	-
c) Cross currency swap	-	-	-	-
d) Equity Swap	-	-	-	-
e) Forward	-	-	-	-
f) Futures	-	-	-	-
g) Others	-	-	-	-
B. Banking book - Hedging derivatives	63,391	-	55,630	-
a) Options	-	-	-	-
b) Interest rate swap	63,391	-	55,630	-
c) Cross currency swap	-	-	-	-
d) Equity Swap	-	-	-	-
e) Forward	-	-	-	-
f) Futures	-	-	-	-
g) Others	-	-	-	-
C. Banking book - Other derivatives	7,125	-	-	-
a) Options	-	-	-	-
b) Interest rate swap	7,125	-	-	-
c) Cross currency swap	-	-	-	-
d) Equity Swap	-	-	-	-
e) Forward	-	-	-	-
f) Futures	-	-	-	-
g) Others	-	-	-	-
Total	70,516	-	63,660	-

A.5 OTC Financial derivatives: regulatory trading portfolio - notional amounts, positive and negative gross fair value by counterparty - contracts not included in netting agreement

As stated in Section A. General Aspects, the Group at the year-end closing doesn’t hold any financial instruments classified in the Regulatory Trading Portfolio.

A.7 OTC Financial derivatives: banking portfolio - notional amounts, positive and negative gross fair value by counterparty - contracts not included in netting agreement

Contracts not included in netting agreement	Governments and central banks	Other public-sector entities	Banks	Financial companies	Insurance companies	Non-financial companies	Other entities
1. Debt securities and interest rate indexes
- notional amount	-	-	19,002,983	-	-	-	-
- positive fair value	-	-	91,642	-	-	-	-
- negative fair value	-	-	62,189	-	-	-	-
- future exposure	-	-	75,265	-	-	-	-
2. Equity instruments and stock indexes
- notional amount	-	-	-	-	-	-	-
- positive fair value	-	-	-	-	-	-	-
- negative fair value	-	-	-	-	-	-	-
- future exposure	-	-	-	-	-	-	-
3. Gold and currencies
- notional amount	-	-	526,517	-	-	-	-
- positive fair value	-	-	2,515	-	-	-	-
- negative fair value	-	-	3,345	-	-	-	-
- future exposure	-	-	5,265	-	-	-	-
4. Other instruments
- notional amount	-	-	-	-	-	-	-
- positive fair value	-	-	-	-	-	-	-
- negative fair value	-	-	-	-	-	-	-
- future exposure	-	-	-	-	-	-	-

A.8 OTC Financial derivatives: banking portfolio - notional amounts, positive and negative gross fair value by counterparty - contracts included in netting agreements

Contracts included in netting agreement	Governments and central banks	Other public-sector entities	Banks	Financial companies	Insurance companies	Non-financial companies	Other entities
1. Debt securities and interest rate indexes
- notional amount	-	-	3,901,580	-	-	-	-
- positive fair value	-	-	3,589	-	-	-	-
- negative fair value	-	-	4,983	-	-	-	-
2. Equity instruments and stock indexes
- notional amount	-	-	-	-	-	-	-
- positive fair value	-	-	-	-	-	-	-
- negative fair value	-	-	-	-	-	-	-
3. Gold and currencies
- notional amount	-	-	-	-	-	-	-
- positive fair value	-	-	-	-	-	-	-
- negative fair value	-	-	-	-	-	-	-
4. Other instruments
- notional amount	-	-	-	-	-	-	-
- positive fair value	-	-	-	-	-	-	-
- negative fair value	-	-	-	-	-	-	-

A.9 OTC financial derivatives - residual life: notional amounts

Underlying / residual		Within1 year	Between 1 and 5 year		Beyond 5 year	Total
A. Regulatory trading book		-	-		-	-
A.1 Financial derivative contracts on debt securities and interest rates		-	-		-	-
A.2 Financial derivative contracts on equity securities and stock indexes		-	-		-	-
A.3 Financial derivative contracts on exchange rates and gold		-	-		-	-
A.4 Financial derivative contracts on other values		-	-		-	-
B. Banking book		4,019,657	19,331,423		80,000	23,431,080
B.1 Financial derivative contracts on debt securities and interest rates		3,493,141	19,331,423		80,000	22,904,563
B.2 Financial derivative contracts on equity securities and stock indexes		-	-		-	-
B.3 Financial derivative contracts on exchange rates and gold		526,517	-		-	526,517
B.4 Financial derivative contracts on other values		-	-		-	-
Total	31/12/2016	4,019,657	19,331,423		80,000	23,431,080
Total	31/12/2015	4,645,499	14,946,077		46,816	19,638,391

3. Banking Group – Liquidity Risk
Qualitative disclosures

A.	Overview, management processes and methods to measure liquidity risk.
Liquidity risk reflects the Company’s inability to meet its obligations as they come due. Specifically, liquidity risk involves the Company’s inability to renew, extend, refinance, in whole or in part, its borrowings in its various forms, whether structured or unstructured, Liquidity risk consists of two main elements:

•	the risk that the Bank cannot raise the funds necessary to honor its obligations (funding liquidity risk);

•	the risk that the Bank cannot meet its obligations due to its inability to fetch more than fire-sale prices for its assets in the market (market liquidity risk).

To facilitate the proper identification and management of liquidity risk, it is worthy of note that:

•
the Group’s financial management activities are centralized at Parent Company level, where the Treasury department is responsible for the proper financial management of all the subsidiaries. Moreover, all structured finance transactions are negotiated and managed at the central level;

•	the Parent is the only Group company with a rating assigned by Fitch Ratings, Moody’s e Standard&Poor’s. In this sense, all bank accounts and lines of credit are managed at the central level;

•	all of the Group companies refer to the Parent Company for their borrowing requirements through negotiations for the most appropriate financing instruments.

The Group manages this risk by matching assets and liabilities in terms of amounts and maturities. This management activity, together with the availability of substantial lines of credit (including those by Crédit Agricole, the banking shareholder), allows the Company and its subsidiaries to reduce to a minimum their liquidity risk. Liquidity conditions are measured monthly by currency (Euro, British pound, Swiss franc, Danish krone and Polish zloty).

The liquidity risk management model hinges around such key activities as:

•	management of operating liquidity and structural liquidity, including the use of regularly revised and updated cash flow schedules;

•	constant monitoring of cash flows and adoption of metrics to measure and control exposure to liquidity risk (maturity mismatch approach);

•	setting limits to the exposure and concentration regarding liquidity risk;

•	stress tests to evaluate risk exposure under stressful conditions;

•
preparation of the Contingency Funding Plan intended to define the roles and responsibilities, the processes, actions to undertake and the identification of risk mitigation techniques to be adopted in case a sudden liquidity crisis is signaled by early warning indicators (EWI).

In this respect, during 2016 FCA Bank has established an Internal Liquidity Adequacy Assessment Process (ILAP) in line with international regulatory standards. This process, which is carried out continuously on a consolidated basis, is designed to identify, measure, manage and monitor the Bank’s internal liquidity and is summarized in a report sent on an annual basis, in April, to the Supervision Authority. This process is paramount for the identification of information on the adequacy of the Bank’s operational (short-term) and structural (long-term) liquidity risk profile, within the framework of specific regulatory requirements and the Bank’s operational peculiarities.

With reference to the management and monitoring of liquidity risk implemented by FCA Bank at the consolidated level, a distinction is made between:

•
management of short-term liquidity risk, involving what is known as operating liquidity, typically with a time horizon of up to one year, with an impact on the Group’s liquidity over the cited time horizon;

•
management of medium/long-term liquidity risk, involving what is known as structural liquidity, that is the management of all the events that impact the Group’s liquidity position. The primary objective is to maintain an adequately steady ratio between medium/long-term assets and liabilities obtained by comparing the asset and liability maturity profiles, thus:

    - avoiding pressures on current and prospective short-term liquidity sources; and
- optimizing in the meantime funding costs for current business activities.

The methodological approach adopted by the FCA Bank Group to measure risk requires – with reference to both operating liquidity and structural liquidity - the calculation of the:

•	Maturity Ladder, which is used to calculate, monitor and control any liquidity shortfall by maturity bucket; and

•	Cumulative Liquidity Gap, which is used to calculate progressive cash flows and identifies the presence of any negative cash flows that would require hedging.

The Group, consistent with the Basel 3 framework, calculates:

•	the Liquidity Coverage Ratio (LCR) every month;

•	the Net Stable Funding Ratio (NSFR) every quarter.

With reference to the liquidity coverage ratio, the Group manages any requirements through instruments that comply with the FCA Bank Group’s liquidity policy. The high-quality liquidity assets (HQLA) necessary to meet the liquidity coverage ratio are managed, at the consolidated level, by the Treasury department of the Parent Company, the only exception being the foreign subsidiaries, which are subject to similar LCR requirements set by local supervision authorities.

Organizational structure
The Group’s governance model provides for specific processes to manage and control liquidity risk, which are strongly integrated with those in place to manage interest rate risk, which unfold at different levels of the organizational structure:

•
Board of Directors is responsible for managing, setting policies and reviewing the compliance, and appropriateness, of the risk management structure. In addition, it defines and approves the guidelines for the ILAAP;

•	Advisory Board is responsible for monitoring the Company’s and the Group’s position on liquidity risk;

•
Group Internal Risk Committee is responsible for setting policies on, and monitoring the proper working of, the Group’s internal control system and is convened whenever there is a liquidity crisis situation in the market or affecting the Company (Contingency Funding Plan), as reported by the competent corporate function. In addition, it takes part in the definition of the ILAAP and evaluates the relevant outcome;

•	Finance & Control Committee is responsible for monitoring the Group’s position on liquidity risk and to define strategies to hedge significant risks.

•	ALM Internal Committee (I.C.) is responsible for:
- monitoring the consistency between the liquidity risk hedging transactions approved and those executed every month;

•	Treasury is responsible for:
- carrying out hedging transactions;
- controlling the trading process;
- defining the hedging strategy within the limits set by ALM I.C.
- carrying out on an ongoing basis, through its own staff, first-level controls on liquidity risk hedging and monitoring activities.

•	ALM & Financial Reporting is responsible for:
- monitoring, at the consolidated level, the liquidity risk for the currencies in which the group operates
- preparing reports for the ALM I.C.
- performing the required stress tests
- carrying out on an ongoing basis, through its own staff, first-level controls on liquidity risk hedging and monitoring activities.

•
Risk & Permanent Control performs systematic controls on the proper application of Treasury/ALM & FR procedures, including the relevant controls, supports the definition of the ILAAP and validates its risk measurement methodology.

New procedures for 2017
In relation to a more general upgrading of internal risk management policies and in keeping with international regulatory requirements (ILAAP), FCA Bank introduced, for 2017, several improvements to the current liquidity management framework. Specifically, the Bank:

•	implemented a liquidity stress test tool intended to quantify the impacts of specific stress scenarios on the bank’s liquidity position;

•	upgraded the existing CFP Framework, introducing new procedures in terms of:

•	design of stress scenarios with decreasing severity (alert, attention or crisis);

•	set-up of several early warning indicators (EWIs), to monitor markets or the Bank’s idiosyncratic conditions, and timely identification of potential criticalities;

•	definition of roles and responsibilities in relation to the escalation processes associated with potential stress scenarios;

•	testing of the Bank’s resilience in the presence of market or idiosyncratic liquidity stress conditions;

•	revised its internal methods to calculate the LCR by upgrading the procedure to calculate the HQLA, which is part of the framework to manage the Bank’s liquidity;

•
will consolidate, by the first half of 2017, the internal liquidity adequacy assessment process (ILAAP), in light of the recent regulatory upgrades introduced by the EBA guidelines issued in November 2016;

will upgrade by the first half of 2017, in light of the foregoing items, the governance of the liquidity risk management process, by changing the ways in which R&PC is involved in the decision-making process.
Quantitative disclosures

1. Time breakdown by contractual residual maturity of financial assets and liabilities

Items / time	On demand	1 to 7 days	7 to 15 days	15 days to 1 month	1 to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	Beyond 5 years	Unspecified maturity
On-balance sheet assets	2,252,165	94,886	169,572	377,307	1,973,907	1,972,557	5,272,289	4,147,806	1,159,781	342,564
A,1 Government securities	-	-	-	-	-	-	260	-	-	-
A,2 Other debt securities	-	-	-	-	-	-	32	-	9,271	-
A,3 Units in investment funds	-	-	-	-	-	-	-	-	-	-
A,4 Loans	2,252,165	94,886	169,572	377,307	1,973,907	1,972,557	5,271,997	4,147,806	1,150,510	342,564
- Banks	1,014,010	16,600	7,000	188	56,593	25,000	20,000	52,193	-	267,749
- Customers	1,238,155	78,286	162,572	377,119	1,917,314	1,947,557	5,251,997	4,095,613	1,150,510	74,815
On-balance sheet liabilities	129,948	-	90,000	408,262	822,995	887,854	2,562,152	13,253,162	-	-
B,1 Deposits and current accounts	101,544	-	-	-	-	-	-	155,293	-	-
- Banks	42,019	-	-	-	-	-	-	-	-	-
- Customers	59,525	-	-	-	-	-	-	155,293	-	-
B,2 Debt securities	631	-	-	6,833	371,460	440,890	1,309,445	8,859,427	-	-
B,3 Other liabilities	27,773	-	90,000	401,430	451,535	446,964	1,252,706	4,238,441	-	-
Off-balance sheet transactions
C,1 Physically settled fin, derivatives
- Long positions	-	-	147,134	324,841	54,541	-	-	-	-	-
- Short positions	-	-	147,134	324,841	54,541	-	-	-	-	-
C,2 Cash settled Fin, derivatives
- Long positions	2,950	-	-	9,294	1,707	12,000	22,532	-	-	-
- Short positions	7,126	-	15	3,449	8,231	10,377	16,903	-	-	-
C,3 Deposit to be received
- Long positions	-	-	-	-	-	-	-	-	-	-
- Short positions	-	-	-	-	-	-	-	-	-	-
C,4 Irrevocable commitments to disburse funds
- Long positions	-	-	-	-	-	-	-	-	-	-
- Short positions	-	-	-	-	-	-	-	-	-	-
C,5 Written guarantees	-	-	-	-	-	-	-	-	-	-
C,6 Financial guarantees received	-	-	-	-	-	-	-	-	-	-
C,7 Physically settled cred, derivatives
- Long positions	-	-	-	-	-	-	-	-	-	-
- Short positions	-	-	-	-	-	-	-	-	-	-
C,8 Cash settled Cred, derivatives
- Long positions	-	-	-	-	-	-	-	-	-	-
- Short positions	-	-	-	-	-	-	-	-	-	-

Self-Securitization Transactions and European Central Bank Refinancing Operations
The self-securitization transactions structured by the FCAB Group are designed to turn Group assets into securities that can be used in repurchase agreements with the European Central Bank, as they constitute a pool of senior ABS, with a public rating, eligible as collateral in refinancing operations with the ECB.
At 31 December 2016, there were three self-securitization transactions in place, A-Best Twelve and A-Best Thirteen, which had been structured in 2015, and A-best Fourteen, which was finalized in 2016.
The Group’s retention of all the bonds issued by the three vehicles did not allow it to raise debt capital in the market but gave it access instead to refinancing operations with the European Central Bank, thanks to the use of such bonds as collateral.

Also in 2016, FCA Bank S.p.A. was able to access to the repurchase agreements of the European Central Bank under the TLTRO II programme, following the Bank’s participation in TLTRO I in 2015.
In particular, given the €1 billion in financing obtained in 2015 under the TLTRO I programme, in 2016 FCA Bank S.p.A. extended a part (€430 million) in the TLTRO II auction in June 2016 and, on the same date, refinanced an additional €600 million. Lastly, the Bank refinanced a further €200 million in the December 2016 auction.

The operations carried out under TLTRO II - with a four-year maturity and an interest rate equal to that for the main refinancing operations prevailing at the time of allotment (currently equal to zero), with the possibility to obtain negative interest rates (if certain lending volumes to households and businesses are reached) of as much as -0.4% - make it possible to obtain with certainty funds at a cost sharply lower than that for more traditional funding transactions, for a long period of time.
At 31 December 2016, the total amount received by FCAB through refinancing operations with the European Central Bank was €1.8 billion.
It is worthy of note that these self-securitization transactions, used in connection with these operations, had all the requirements to be readily placed in the market.

1.4 Banking Group – Operational Risks
Qualitative disclosures
A. Overview, management processes and methods to measure operational risk
Operational risk defines the risk of incurring losses due to the inadequacy and failure of processes, human resources and internal systems or external events, including legal risk. This includes, among others, losses from fraud, human error, shutdown, system failures, defaults, natural catastrophes.
Based on this definition, operational risk represents an autonomous risk category, which includes legal risk, defined as “risk of losses deriving from regulatory or legal action, failure to meet contractual and non-contractual obligations and other disputes”, but does not include strategic and reputational risk.

In this case, the most significant risk for the Group is that associated with losses incurred as a result of external fraud.
To calculate the capital charges attracted by operational risk, FCA Bank, in agreement with Banca d’Italia’s Circular 285 for class 2 banks, adopted the basic approach, or BIA (Basic Indicator Approach), to measure pillar 1 requirements.

The organizational model to manage operational risk set up by FCA Bank provides the presence of the following players:

•
Operational Risk Management function (embedded in the Risk & Permanent Control area) which defines and develops the methodologies, policies and procedures to identify, assess, monitor and mitigate operational risks;

•
a first-level control function composed of individual units within the Group companies. These units participate actively, with varying levels of responsibility and involvement, in the operational risk management processes through the identification of the main (effective end potential) risks that can materialize in daily operations and ongoing risk control, each within the scope of its responsibilities.

The organizational model to manage operational risks unfolds along the following processes:

•	mapping of operational risks by corporate process, in their expected and unexpected nature (updated annually and after structural process changes);

•	survey of loss events on a quarterly basis;

•	analysis and classification of risk and loss events and definition, where necessary, of control and risk mitigation actions;

Classification of operational risk events
Operational risk events have been classified over the years on the basis of FCA Bank’s specific experience as follows:

•	Internal fraud

•	External fraud

•	Employment relationship and safety at work

•	Customers, products and professional practices

•	Damage to tangible assets

•	Breakdown of operation and malfunctions in information systems

•	Process execution and management.

Every month, the R&PC – GRM department monitors trends in specific KRI, such as:

•	External frauds (only for Retail business):

•	Fraud Trend = Number of frauds per year;

•	Through The Door (TTD) Frauds / whole TTD;

•	Frauds avoided / Frauds detected;

•	Frauds based on forged IDs/ Total frauds.

•	Inadequacy of resources:

•	Turnover of significant staff.

•	Moreover, the following ratios are calculated:

•	OR Cost = Total Loss Data (including frontier risk) / Net Banking Income;

•	"Pure" OR Cost = Total Loss Data (excluding frontier risk) / Net Banking Income.

Organizational Structure
The roles and responsibilities of the functions within the Parent Company and FCA Bank involved in the management of operational risks can be summarized as follows:

Operational Risk Committee
Structure reporting directly to the CEO of FCA Bank, engaged in mapping and measuring risks and oversight of risk management processes, managing directly second-line/second-level controls.

Central Operational Risk Manager
Part of the Risk & Permanent Control department, this manager is responsible for the organization and maintenance of the operational risk management process in all of the Group’s subsidiaries. To this end, the manager ensures the development and implementation of a permanent control system to monitor risks in all of the corporate processes and an adequate reporting system on the qualitative level of the operational risk management process implemented at the local level.

Central Operational Risk Committee
Sub-committee of the Internal Control Committee (ICC), which meets on a quarterly basis. The ICC is responsible for monitoring the results of the activities carried out by the Company’s Internal Control functions (Risk & Permanent Control; Compliance; Internal Audit). The results of the control activities are presented and discussed within the ICC.

Local Operational Risk Manager
Part of the Risk & Permanent Control department, this manager is responsible for organizing and maintaining the operational risk management process in the individual Markets, to ensure compliance with the methodologies and standards set by the Parent Company.
To fulfil these tasks, the manager relies on a network of contacts in the individual operational areas. Such contacts are responsible for identifying and reporting, in agreement with their superiors, operational loss events for the period and any change occurred in the processes under their supervision, analyzing their possible riskiness.

Local Operational Risk Committee
At least every quarter, acting on behalf of the local Group company, this Committee evaluates and approves mitigation actions, reviews progress in corrective actions agreed to deal with operational risk occurrences.

To support the operational risk management framework, FCA Bank implemented an information system, which consists of two modules: one to gather data on operational losses and the other to map operational risks inherent in the different corporate processes.
Section 2 – Insurance company risks
2.1 Insurance risks
Qualitative disclosures
This sub-section outlines the disclosure required by IFRS a, paragraphs 38, 39 a), 39 b) and 39A

Risk management framework
The Company has developed and implemented a risk management framework to identify and monitor areas of risk to the Company. A review of the risk management framework is undertaken at least on an annual basis.

Currency risk
All significant transactions of the Company are denominated in Euro with the exception of a small amount of business written in Poland. All Bank accounts are held in Euro and Polish Zloty. The Company is not exposed to any significant currency risk.

Counterparty risk
The Company’s principal financial assets are insurance and other receivables, reinsurance assets and cash and cash equivalents.

Counterparty risk related to the cash and cash equivalent balances is controlled through the setting of minimum credit rating requirements for counterparties, and by diversification requirements, set out in the investment policy of the Board.

Liquidity risk
The Company is exposed to monthly calls on its available cash resources mainly from claims arising from reinsurance contracts. Liquidity risk is the risk that cash may not be available to pay obligations when due at a reasonable cost. The Company manages its funds to ensure that an adequate amount of funds is available to meet such calls.

Insurance risk
The risk attached to the reinsurance policies written by the Company is the possibility that an insured event occurs and the uncertainty of the amount of the resulting claim.

The Company has developed its reinsurance underwriting strategy to diversify the type of insurance risks and within each of the types of risk, to achieve a sufficiently large population of risks to reduce the variability of the expected outcome. Risks covered include Life and Non-Life events with policy terms ranging from 1 month to 120 months.
The Company engages an independent actuarial firm to review the technical provisions at the year-end.

Section 3 – Risks arising from securitization transactions
A. Overview, management processes and methods to measure risk arising from securitization transactions
Risk arising from securitization transactions is associated with the possibility that the economic substance of the securitization transaction is not fully accounted for in valuation and risk management decisions.
As securitization transactions are undertaken without derecognizing receivables – given that the Group companies subscribe to the junior notes, thus acquiring the first loss tranche, pursuant to (EU) Regulation no. 575/2013 (CRR) – the quantification of this risk is incorporated in the internal capital set aside to face credit risk.

Prospectively, in line with the assumptions of the 2016-2019 plan, the Group will perform a specific assessment of the risk arising from securitization transactions in the presence of new transactions involving the actual transfer of the credit risk underlying the portfolio assigned. The Group feels that there might be a securitization risk only in the event that capital requirements are calculated on the exposure to the vehicle, instead of the underlying receivables. Only in this case there might be the risk that the capital requirements are not sufficiently representative of the effective riskiness of the transaction.

The Group feels that securitization risk can materialize only in the event that capital requirements are calculated on the exposure to the securitization instead of the underlying assets. Only in this case there might arise the risk that the capital charges are not sufficiently representative of the transaction risk.
Therefore, the Group is of the opinion that, in relation to the securitization programs currently in place – considering the triple role of receivable assignor, servicer and subscriber of the subordinated bond tranche, and considering the calculation of the capital requirements of the underlying assets – there is no uncertainty on the economic substance of the securitization transactions that are considered to calculate the relevant capital requirements. Therefore, the Group does not intend to perform a quantitative assessment (internal capital) to face this risk but intends to consider instead the methodologies and processes implemented to control and mitigate such risk.

Organizational structure
To face securitization risk, the Group has implemented:

•	a comprehensive organizational model;

•	a process to identify, monitor and mitigate securitization risks formalized in specific internal procedures.

Every new securitization transaction, structured by the Capital Markets unit of the Treasury department and validated by the CFO & Deputy General Manager, is submitted for approval to the NPA committee, chaired by the CEO & General Manager, by its first lines and second-level internal control functions.
The approval minutes and any opinion rendered by the company’s second-level control functions are submitted, together with the product concept, to the BoD for final approval.

Roles and responsibilities

•	Capital Markets, unit of the Treasury department, is responsible for:
- structuring all of the Group’s transactions and the direct management (in Italy) and control (abroad) of the servicing activities of the securitization transactions implemented as well as managing relations with rating agencies and investors;
- performing second-level controls. First-level controls are performed directly by the foreign markets.

•
Risk & Permanent Control - GRM defines and develops the methodologies, policies and procedures to detect, assess, monitor, measure and mitigate second-level securitization risks; it expresses its opinion within the NPA Committee.

•
Internal Audit carries out, at least every three years, assessment on the adequacy of the internal control system and verifies that FCA Bank’s management of securitization transactions and servicing activity comply with applicable regulations.

The Group’s control tools consist of the following processes:

•	control of the appropriateness and adequacy of the transaction in its entirety by the Treasury department – Capital Markets;

•	control of the correctness and adequacy of the whole economic operation by the Treasury department - Capital Markets, in cooperation with legal affairs and external counsel;

•	Risk & Permanent Control - PC is also directly responsible for second-level permanent controls over securitization transactions.

So far, all the transactions have performed in line with expectations, both in terms of adequacy of cash flows with respect to the forecasts made at inception of the transaction and regarding compliance with the main triggers related to the portfolio.
No implicit support techniques are applied to transactions, there are no clean-up calls for amounts in excess of 10% of the initial bond issue and there are no automatic early-repayment triggers related to excess spread levels, in keeping with company procedures.
The Group feels that there might be a securitization risk only in the event that capital requirements are calculated on the exposure to the vehicle, instead of the underlying receivables. Only in this case there might be the risk that the capital requirements are not sufficiently representative of the effective riskiness of the transaction.

PART F – INFORMATION ON CONSOLIDATED EQUITY
Section 1 – Consolidated equity
A. Qualitative disclosures
The "Banking Group" differs, for the consolidation scope, from the financial statements prepared according to IAS/IFRS. The differences are largely attributable to the line-by-line consolidation, in the IAS / IFRS financial statements, of non-banking companies (mainly companies operating in the long-term rental business) that are not included in the "Banking Group";
The Own Funds, the minimum capital requirements and the resulting banking regulatory ratios were determined in accordance with the provisions contained in the Bank of Italy Circular No. 285 of December 17, 2013 (and subsequent updates) "Supervisory provisions for banks" and n. 286 of December 17, 2013 (and subsequent updates) "Instructions for completing the prudential reporting by banks”.

B. Quantitative disclosures

B.1 Consolidated Shareholders' Equity: breakdown by activity
					(In Euro)
	Banking Group	Insurance companies	Other companies	Consolidation adjustments and eliminations	31/12/2016
1, Share capital	703,388,917	1,000,000	103,769,372	(104,769,372)	703,388,917
2, Share premium reserve	195,622,642	4,000,000	-	(4,000,000)	195,622,642
3, Reserves	1,045,364,154	5,435,174	127,934,411	(133,369,585)	1,045,364,154
4, Equity instruments	-	-	-	-	-
5, (Treasury shares)	-	-	-	-	-
6, Revaluation reserves	(18,100,507)	-	(7,079,915)	7,079,915	(18,100,507)
- Financial assets available for sale	-	-	-	-	-
- Property, plant and equipment	-	-	-	-	-
- Intangible assets	-	-	-	-	-
- Foreign investment hedges	-	-	-	-	-
- Cash flow hedges	(4,045,744)	-	(4,942,491)	4,942,491	(4,045,744)
- Exchange differences	5,665,797	-	-	-	5,665,797
- Non-current assets and disposal groups held for sale	-	-	-	-	-
- Actuarial gains (losses) on defined-benefit pension plan	(20,174,500)	-	(2,137,424)	2,137,424	(20,174,500)
- Portion of measurement reserves relating to investments carried at equity	-	-	-	-	-
- Special revaluation laws	453,940	-	-	-	453,940
7, Net profit (loss)	311,559,835	4,318,198	43,161,311	(47,479,509)	311,559,835
Total	2,237,835,041	14,753,372	267,785,179	(282,538,551)	2,237,835,041

B.4 Revaluation reserves: pension and other post-retirement defined

	Changes in 2016
	Banking Group	Insurance companies	Other companies	Consolidation eliminations and adjustments	Total
1. Opening balance	(10,128)	-	(1,943)	-	(12,071)
2. Increases	4,230	-	-	-	4,230
2.1 Increases in fair value	2,976	-	-	-	2,976
2.2 Other changes	1,254	-	-	-	1,254
3. Decreases	(12,139)	-	(194)	-	(12,333)
3.1 Decreases in fair value	(12,139)	-	(194)	-	(12,333)
3.2 Other changes	-	-	-	-	-
4. Closing balance	(18,037)	-	(2,137)	-	(20,174)

Section 2 – Own Funds and Capital Ratios
2.2 Own funds
A. Qualitative disclosures
The regulatory framework provides that the Own Funds are made of the following levels of capital:
- Tier 1 Capital, that consists of:

•	Common Equity Tier 1 - CET1;

•	Additional Tier 1 - AT1;
- Tier 2 - T2.
The predominant form of Tier 1 Common Equity, composed primarily of equity instruments (e.g. Common shares), profit reserves, revaluation reserves, of computable minority interests, in addition to the elements in deduction.

1. Common equity tier 1 - CET1
The Common Equity Tier 1 of the FCA Bank Group as at 31 December 2016 is made up of first class components (share capital, share premium, reserves, minority interests) duly restated according to the relevant regulations.
It is worthy of note that net profit for 2016 was included in Equity, pursuant to article 26, paragraph 2 of Regulation (EU) no. 575/2013 of the European Parliament and of the Council and Decision (EU) 2015/656/ of the European Central Bank (ECB/2015/4). To this end, formal acceptance of the European Central Bank was obtained on 10 February 2017.

2. Additional Tier 1 - AT1
The FCA Bank Group on 31 December 2016 does not have specific Additional Tier 1 instruments.
The Additional Tier 1 reports the minority interest of the Group in accordance with the relevant regulations.

3. Tier 2 - T2
The FCA Bank Group as at 31 December 2016 does not have Tier 2 instruments.
The Tier 2 reports the minority interest of the Group in accordance with the relevant regulations.

B. Quantitative disclosures

Capital for regulatory purposes – B. Quantitative information

	Total	Total
	31/12/2016	31/12/2015
A, Tier 1 before prudential filters	2,151,594	1,844,247
B, Tier 1 prudential filters:	-	-
B1 - Positive IAS/IFRS Tier 1 prudential filters (+)	3,877	4,261
B2 - Negative IAS/IFRS Tier 1 prudential filters (-)	2,155,471	1,848,508
C, Tier 1 capital gross of items to be deducted (A+B)	120,001	117,918
D, Items to be deducted	6,890	(26,230)
E, Total TIER 1 (C-D)	2,042,361	1,704,359
F, Tier 2 before prudential filters	2,633	542
G, Tier 1 prudential filters:	-	-
G1 - Positive IAS/IFRS Tier 1 prudential filters (+)	-	-
G2 - Negative IAS/IFRS Tier 1 prudential filters (-)	-	-
H, Tier 2 capital gross of items to be deducted (F+G)	2,633	542
I, Items to be deducted	3,511	723
E, Total TIER 2 (H-I)	-	-
M, Deductions from Tier 1 and Tier 2	-	-
N, Capital for regulatory purposes (E+L-M)	-	-
O, Tier 3 Capital	3,511	723
P, Capital for regulatory purposes included Tier 3 (N+O)	2,048,505	1,705,624

2.3 Capital adequacy
A. Qualitative disclosures
According to applicable regulations the Parent Company is required to carry out the ICAAP on a consolidated basis, for the banking Group.
The Parent Company, in keeping with the Final Report “Guidelines on ICAAP and ILAAP information collected for SREP purposes” (EBA/GL/2016/10, of 3 November 2016) revised its own consolidated ICAAP, as well as the guidelines that the subsidiaries falling within the banking perimeter are required to adopt.
The Group – in accordance with the Supervisory Instructions on capital adequacy (so-called Second Pillar) – designed its own internal capital adequacy assessment process (ICAAP).

The Company’s ICAAP consists of the following phases:

•	identification of significant risks to be assessed;

•	measurement/assessment of the individual risks and the relevant internal capital;

•
determination of total internal capital – as required by the prudential provisions for Class 2 Banks and Groups – in accordance with the simplified building block technique, which involves adding the internal capital set aside for first pillar risks to internal capital for second pillar risks and any internal capital allocated as a result of stress tests;

•	stress testing designed to better assess risk exposure, the relevant mitigation systems and control as well as capital adequacy.

Determination of (current and prospective) total internal capital is carried out at least every six months, allowing for any re-assessment in case of significant changes at the organizational and/or strategic level.
Moreover ICAAP is revised internally by the Company’s Internal Audit department.

Risk map
The definition and mapping of risks is an ongoing process, not a one-time event, to improve risk management and to keep an updated map of the risks to which the Group is exposed.
Based on the Group’s operational and strategic characteristics, the R&PC – GRM department considered significant, currently and prospectively, all the quantifiable risks laid down in Circular 285/13. Moreover, it identified as significant investment risk, which is defined as the risk to underestimate the Group’s credit exposure deriving from the exclusion of the commercial companies from the banking Group, even though the operations of these companies are part and parcel of the Group’s strategies.
The FCA Bank Group, in its capacity as a Group 2 bank with consolidated or separate assets in excess of €3.5 billion, uses standardized methods to measure all its risks.

Capital adequacy - B. Quantitative information
				(In Euro)

Categories / Values	Non weighted assets		Weighted assets
	31/12/2016	31/12/2015	31/12/2016	31/12/2015
A. RISK ASSETS
A.1 Credit and counterparty risk	21,412,788,985	20,055,049,720	16,823,909,237	14,465,051,181
1. Standardized approach	21,412,788,985	20,055,049,720	16,823,909,237	14,465,051,181
2. IRB approach	-	-	-	-
2.1 Foundation	-	-	-	-
2.2 Advanced	-	-	-	-
3. Securitizations	-	-	-	-
B. CAPITAL REQUIREMENTS
B.1 Credit and counterparty risk			1,345,912,739	1,157,204,094
B.2 Risk valuation adjustment credit			5,378,318	5,641.481
B.3 Regulation Risk			-	-
B.4 Market Risk			-	54,291,514
1. Standardized approach			-	54,291,514
2. Internal models			-	-
3. Concentration risk			-	-
B.5 Operational risk			93,646,254	87,568,749
1. Basic indicator approach (BIA)			93,646,254	87,568,749
2. Traditional standardized approach (TSA)			-	-
3. Advanced measurement approach (AMA)			-	-
B.7 Total capital requirements			-	-
B.7 Total capital requirements			1,444,937,311	1,304,705,838
C. RISK ASSETS AND CAPITAL RATIOS
C.1 Weighted risk assets			18,061,716,387	16,308,822,981
C.2 Capital primary class1 / Risk			11.31%	10.45%
C.3 Capital Class 1 / Risk-weighted assets (Total capital ratio)			11.32%	10.45%
C.4 Total own funds // Risk-weighted assets (Total capital ratio)			11.34%	10.46%

PART G – BUSINESS COMBINATIONS
Section 1 – Operations completed during the last financial year
FCA Bank S.p.A. on the 7th of November 2016 has acquired a majority stake of Ferrari Financial Services GmbH (“FFS GmbH”), a Company indirectly controlled by Ferrari NV (“Ferrari”) (NYSE/MTA: RACE), for a total amount in the sum of € 18.6 million as fulfilment of the purchase contract already agreed between the parties during said period. In doing so, FCA Bank has created the basis for an important development of its activity: completing its strategic alliance with Ferrari as far as financial services in Europe are concerned. A goodwill value of € 1.5 million has emerged as result of this operation.
It is reported that the amount shown in the Consolidated Statement of Cash Flow at line purchases of subsidiaries and divisions, equal to € 4.16 million, is the result of the amount paid net of cash and cash balances disclosed in the acquired company.
Section 2 – Operation completed after the end of the financial year
As evidenced in the Report on Operations dated 20 December 2016, the act of the cross-country merger by incorporation of FCA Capital Ireland and FCA Bank S.p.A. has been finalized and subsequently registered with Registro delle Imprese di Torino on the 23rd December 2016.
The merger, as agreed by the parties, has come into effect on the 1st of January 2017, the date when all the accounting and tax effects have come into force. Since that date, FCA Bank S.p.A. trades in Ireland through an operative branch.

PART H – RELATED-PARTY TRANSACTIONS

1.	Information on key executive compensation
Compensation to directors and statutory auditors is approved by shareholder resolution. Emoluments paid as of 31 December 2016 to the Parent Company’s directors and statutory auditors amounted to €523,000 and €222,000, respectively.

2.	Information on related-party transactions
Typically, related-party transactions take place at arm’s length. Intercompany transactions are carried out only after the mutual benefits of the parties involved are considered. In preparing the consolidated financial statements, balances arising from intercompany transactions are eliminated.

The table below shows assets, liabilities, costs and revenues at 31 December 2016 by type of related party.

Transactions with related parties: balance sheet
	AMOUNTS AT 31/12/2016
	SHAREHOLDERS	KEY EXECUTIVE DIRECTORS	OTHER RELATED PARTIES	TOTAL
Held for trading’s financial assets	-	-	80	80
Loans and receivables with Banks	124,188	-	12,115	136,303
Loans and receivables with Customers	9,824	-	43,621	53,445
Hedging Derivatives	-	-	34,673	34,673
Other assets	282,721	-	90,633	373,354
TOTAL ASSETS	416,733	-	181,122	597,855
Deposits form Banks	1,673,704	-	1,112,872	2,786,576
Deposits form Customers	-	-	577	577
Financial liabilities held for trading	-	-	2,527	2,527
Hedging Derivatives	-	-	19,097	19,097
Other liabilities	55,750	-	144,042	199,792
TOTAL LIABILITIES	1,729,454	-	1,279,115	3,008,569

Transactions with related parties: income statement
	AMOUNTS AT 31/12/2016
	SHAREHOLDERS	KEY EXECUTIVE DIRECTORS	OTHER RELATED PARTIES	TOTAL
Interests and similar income	90,453	-	116,914	207,367
Interests and similar expenses	(18,922)	-	(31,380)	50,302
Fee and commission income	7,319	-	32,748	40,067
Fee and commission income	(3,713)	-	(2,811)	(6,524)
Administrative expenses	(10,293)	(745)	(5,608)	(16,646)
Other operating income/expenses	630	-	39,594	40,224

DISCLOSURE OF AUDITING FEES AND FEES FOR SERVICES OTHER THAN AUDITING PURSUANT TO ARTICLE 2447 PARAGRAPH 16 BIS OF THE ITALIAN CIVIL CODE

SERVICES	SERVICER PROVIDER	31/12/2016

Audit	Ernst & Young S.p.A.	2,016
Audit related	Ernst & Young S.p.A.	827
Other services	Ernst & Young Financial Business Advisors S.p.A.	257
Other services	Ernst & Young GmbH	20
TOTAL		3,120

PART L – SEGMENT REPORTING
In accordance with IFRS 8 paragraph 2 the entity it is not required to provide information relating to segment reporting.

COUNTRY BY COUNTRY REPORTING – DATA AS AT 31/12/2016
FCA Bank Group companies by country and business:

COUNTRY	COMPANY	BUSINESS

AUSTRIA
	FCA Leasing GmbH	FINANCIAL COMPANY
	FCA Bank GmbH	BANK
BELGIUM
	FCA Capital Belgium S.A.	FINANCIAL COMPANY
DENMARK
	FCA Capital Danmark A/S	FINANCIAL COMPANY
FRANCE
	FCA Fleet Services France S.A.S.	NON-FINANCIAL COMPANY
	FCA Capital France S.A.	FINANCIAL COMPANY
GERMANY
	Ferrari Financial Services GmbH	FINANCIAL COMPANY
	FCA Bank Deutschland GmbH	FINANCIAL COMPANY
GREECE
	FCA Capital Hellas S.a.	FINANCIAL COMPANY
	FCA Bank GmbH (Hellenic Branch)	BANK
IRELAND
	FCA Capital Re Ltd	INSURANCE COMPANY
	FCA Capital Ireland Plc	FINANCIAL COMPANY
ITALY
	FCA Bank S.p.A.	BANK
	Leasys S.p.A.	NON-FINANCIAL COMPANY
HOLLAND
	FCA Capital Nederland BV	FINANCIAL COMPANY
POLAND
	FCA Leasing Polska SpZoo	FINANCIAL COMPANY
	FCA Group Bank Polska SA	BANK
PORTUGAL
	FCA Dealer Services Portugal	NON-FINANCIAL COMPANY
	FCA Capital Portugal IFIC SA	FINANCIAL COMPANY
UNITED KINGDOM
	FCA Fleet Services UK LTD	NON-FINANCIAL COMPANY
	FCA Dealer Services UK LTD	FINANCIAL COMPANY
	FCA Automotive Services UK LTD	FINANCIAL COMPANY
SPAIN
	FCA Capital España EFC S.A.	FINANCIAL COMPANY
	FCA Dealer Services España S.A.	FINANCIAL COMPANY
SWITZERLAND
	FCA Capital Suisse S.A.	FINANCIAL COMPANY

Pursuant to Art. 89 of Directive 2013/36/EU of European parliament and the Council (CRD IV):

COUNTRY	BUSINESS	OPERATING INCOME (in € thousand)	FULL TIME EQUIVALENT EMPLOYEES (number)	INCOME OR LOSS BEFORE TAX FROM CONTINUING OPERATIONS (in € thousand)	INCOME TAXES (in € thousand)
AUSTRIA
	BANK	4,804	17	2,809	1,985
	FINANCIAL COMPANY	3,718		1,205	920
BELGIUM
	FINANCIAL COMPANY	6,372	13	4,437	3,064
DENMARK
	FINANCIAL COMPANY	5,136	28	2,153	1,774
FRANCE
	FINANCIAL COMPANY	37,987	115	18,768	11,868
	NON-FINANCIAL COMPANY	(3,746)		11,807	7,281
GERMANY
	FINANCIAL COMPANY	74,341	260	55,101	39,658
GREECE
	BANK	1,711	16	1,957	1,344
	FINANCIAL COMPANY	4,534	30	1,529	1,031
IRELAND
	INSURANCE COMPANY	1,430	1	4,934	4,318
	FINANCIAL COMPANY	46,125	4	36,702	27,533
ITALY
	BANK	221,980	629	114,902	78,366
	NON-FINANCIAL COMPANY	(28,299)	425	40,115	34,729
HOLLAND
	FINANCIAL COMPANY	7,867	37	5,004	3,777
POLAND
	BANK	6,426	67	(63)	(41)
	FINANCIAL COMPANY	3,022	12	1,492	1,134
PORTUGAL
	FINANCIAL COMPANY	7,398	40	6,308	4,653
	NON-FINANCIAL COMPANY	1,860	4	(1,385)	(1,031)
UNITED KINGDOM
	FINANCIAL COMPANY	104,262	127	80,268	64,535
	NON-FINANCIAL COMPANY	(1,206)	15	1,576	1,180
SPAIN
	FINANCIAL COMPANY	31,079	91	19,892	14,519
SWITZERLAND
	FINANCIAL COMPANY	14,561	52	7,131	6,509
Total Group companies		551,362	1,983	416,642	309,106
Consolidation adjustments		(2,814)		(655)	2,075
Group consolidated		554,176		417,297	307,031